

MID PENN BANCORP INC.

2023 ANNUAL REPORT TO SHAREHOLDERS

A LETTER TO OUR SHAREHOLDERS



Rory G. Ritrievi, Chair, President, and Chief Executive Officer; and **John E. Noone**, Lead Independent Director

DEAR FELLOW SHAREHOLDERS OF MID PENN BANCORP, INC.,

I hope this letter finds each of you off to a great 2024, enjoying good health, happiness and prosperity.

YEAR IN REVIEW

In October of 2023, I gave a presentation to the Mid Penn employees during which I described the operating environment of 2023 to be the most difficult of my professional career. That was not a hollow statement as I was a banker through the commercial real estate led recession of the early 1990's, the "dot com bubble" recession of the early 2000s, the economic aftermath of 9/11, the Great Recession of 2007-2009 and, most recently, the COVID-19 recession. While each of those time periods presented unique and even historic challenges for the country as a whole, 2023 was specifically more difficult for the banking industry.

Heading into 2023, banks that had securities portfolios with investments purchased before March of 2022 had an erosion of tangible book value as a consequence of the precipitous rise in interest rates that occurred in 2022. That erosion came in the form of "accumulated other comprehensive income/loss" (AOCI), an accounting adjustment which is created as a financial institution has to revalue or mark its securities portfolio to market each quarter to reflect the impact interest rate changes have on the value of the portfolio. As rates go up, the market value of that portfolio goes down. The AOCI adjustment is not made against earnings, but rather, against tangible capital. Although the adjustment never amounted to more than 5% of Mid Penn's tangible capital, it nonetheless had an indirect impact on our stock price throughout the year due to the fact that bank stocks are generally valued as multiples of earnings or tangible book value.

By March, the environment became more difficult with three significant bank failures occurring across the country. Those bank failures created a crisis of confidence in bank safety and soundness, specifically regarding the safety of deposits. That situation was exacerbated by inconsistent rhetoric out of Washington which confused depositors as to the best and safest places to keep their money. At Mid Penn, we spent the following months working diligently to not only retain existing deposits, but also increase deposits enough to support our continued loan growth. To do so, we had to communicate to our depositors the clear distinctions between Mid Penn as a community bank and the large regional banks having the issues. We even created a video series addressing the entirety of the issue, which we posted to our website. Those videos still reside on our website if you wish to review them.

While those two situations were challenging for Mid Penn and the financial services industry overall, our greatest challenge was in dealing with a severely inverted interest rate yield curve starting in October of 2022 and continuing throughout all of 2023. That inverted yield curve caused our base, non-deposit borrowing cost (the effective funds rate) to be at a substantially higher level than our base loan rate (the 5-year Treasury). With core deposit growth hampered by the crisis in confidence and non-deposit borrowing costs inflating over 400%, the lifeblood of the company — our net interest margin — was compressed by 70 basis points from December 2022 to December 2023, presenting a significant challenge to earnings.

"OUR LOAN PIPELINE REMAINED STRONG THROUGHOUT 2023, A TESTAMENT TO THE HIGH QUALITY OF OUR COMMERCIAL CALLING TEAM AND ITS REPUTATION AS A CONSISTENT PROVIDER OF CREDIT TO CREDITWORTHY BORROWERS THROUGHOUT PENNSYLVANIA AND, FOR THE LAST SIX MONTHS OF THE YEAR, NEW JERSEY."

MID PENN PERFORMANCE IN A VOLATILE ENVIRONMENT

Despite those challenges, it was a very active and, ultimately, I believe a positive year for Mid Penn. With nearly 11% organic loan growth, 7.5% organic deposit growth, strong noninterest income, the successful completion of our 5th whole bank acquisition with Brunswick Bank & Trust (Brunswick Bank) of New Brunswick, NJ, the establishment of our Private Bank division, and the impressive manner by which we supported all of our communities, the entire Mid Penn team worked tirelessly to prove that it continues to be THE best community bank around.

Loan Growth

Our loan pipeline remained strong throughout 2023, a testament to the high quality of our commercial calling team and its reputation as a consistent provider of credit to creditworthy borrowers throughout Pennsylvania and, for the last six months of the year, New Jersey. The overwhelming majority of loans we make are either commercial and industrial loans or commercial real estate loans, but we also have an active group of residential mortgage originators and consumer lenders. The entire loan team originated over $1.7 billion of new loans in 2023, mostly to existing borrowers, but also to ones newly sourced throughout the year. In that our free-market economy is dependent upon access to capital and credit, that loan activity not only benefits our shareholders through the creation of net interest revenues, but it also stimulates economic activity throughout all of our markets and regions.

LOANS

10.8%	2023 ORGANIC GROWTH
20.0%	2023 TOTAL GROWTH
11.9%	COMPOUND ANNUAL ORGANIC GROWTH RATE LAST 15 YEARS
16.4%	COMPOUND ANNUAL TOTAL GROWTH RATE LAST 15 YEARS

Deposit Growth

With the aforementioned crisis of confidence initiated by the failures of California-based Silicon Valley Bank and First Republic Bank, as well as Signature Bank of New York, attaining the type of deposit growth that has been our calling card was very difficult. Over the last 15 years, our average total deposit growth has been 16.6%, and our average total organic deposit growth (excluding deposits acquired through merger acquisitions) has been 11.2%. In 2023, our total deposit growth was 15% — pretty close to the 15-year average. That was accomplished in part due to the acquisition of Brunswick Bank. However, our 2023 organic deposit growth rate was only 7.5%, significantly below the 15-year average. That falloff was a direct result of the difficulty we and all community banks had in retaining and growing existing big dollar deposit relationships due to the market confusion precipitated by the bank failures. In 2024, we are refocusing our calling team efforts on the organic development of core deposit relationships — the cornerstone of a community bank like Mid Penn.

DEPOSITS

7.5%	2023 ORGANIC GROWTH
15.0%	2023 TOTAL GROWTH
11.2%	COMPOUND ANNUAL ORGANIC GROWTH RATE LAST 15 YEARS
16.6%	COMPOUND ANNUAL TOTAL GROWTH RATE LAST 15 YEARS

Noninterest Income

From a noninterest income standpoint, we had a solid year of performance. While the "gain on sale of residential mortgage" line item was down an additional 30% from the falloff experienced in 2022 due to rising interest rates, other line items partially offset that decrease. Once again, leading the way for us in 2023 was our fiduciary, investment, and asset management business lines. With revenues cresting $2 million for the first time, our investment in those business lines, beginning in 2016, has begun to pay off as we had hoped. Other contributors to success in 2023 include our merchant services and credit card revenues, which have seen steady growth in each of the last 15 years. We have also been in the insurance business since mid-2020. In starting that agency de novo, we knew that it would take a few years to generate sufficient revenues to create value and drive positive earnings. In 2023, we made a big step forward in that quest with revenues reaching $650,000. We feel strongly that it will not be much longer until those revenues hit $1 million and are generating significant positive income. For the year, noninterest revenues were 12% of total revenues, reflective of our continued reliance on the spread business of loans and deposits. It has been an ongoing pursuit to reach 20% and above in order to mitigate the strain of a flat or inverted yield curve. With the establishment of our Private Bank in 2023, we feel our progress toward that goal will accelerate.

Brunswick Bank

In May of 2023, we completed the acquisition of the $391 million Brunswick Bank, which was headquartered in Monmouth County in Central New Jersey. While acquisition costs hampered 2023 GAAP income by over $8.5 million, we feel that the two counties to which we gained access will be great extensions of the growth markets we have in PA, particularly Central and Southeast PA. That bank is now fully integrated into Mid Penn, and we have high expectations for that region's contribution to our 2024 success.



INVESTMENT IN THE COMMUNITIES WE SERVE

"A COMPANY IS ONLY AS STRONG AS THE COMMUNITY IT SERVES, AND WE WILL ALWAYS INVEST OUR TIME AND MONEY IN THE COMMUNITIES IN WHICH WE OPERATE."

While our impact on local communities has always been a differentiator for us, 2023 was a particularly stellar year. In July, we held the 8th annual Mid Penn Bank Celebrity Golf Classic. With over 60 celebrities from the worlds of professional sports, music and entertainment, as well as hundreds of sponsors and participants, we were able to contribute a total of $200,000 to two important breast cancer charities: the Pennsylvania Breast Cancer Coalition and the Basser Center for BRCA at Penn Medicine in Philadelphia. In November, we participated in the 8th annual "NoShaveNovember" fundraising campaign along with the doctors at the Pennsylvania State University Urology Group in Hershey, PA. With the addition of the $341,000 raised by the campaign last year, we have now totaled $960,000 over eight years and we are well on our way to our overall $1.1 million commitment to support men's prostate health. Throughout the year, our employees contributed 13,926 hours of community service to organizations throughout all of our regions, and the bank — through the PA State EITC and NAP programs as well as our own charitable giving — made $1.95 million in other contributions. A company is only as strong as the community it serves, and we will always invest our time and money in the communities in which we operate.

RETIRING DIRECTORS

With this year's Shareholder Meeting, we say goodbye to three retiring Mid Penn Directors.

Frank Gumina, Jr. joined the Board in 2023 upon the completion of the Brunswick Bank acquisition. Frank, who was formerly the Chair of Brunswick Bank, was given a one-year assignment on the Board as a condition of that transaction and he was critical in the integration of that bank and its employees. We thank Frank for his role in getting that deal done and we wish him all the very best in his well-deserved retirement.

David Sparks joined the Board in 2018 upon the completion of the First Priority Bank acquisition. Since then, Dave has been a tremendous force in the evolution of Mid Penn from a small community bank in Central PA to one of the largest community banks headquartered in PA, now serving communities throughout PA and NJ. After starting his career in public accounting with Coopers & Lybrand, Dave had a storied career in banking, as he served: as the CFO for Provident National Bank before its merger with Pittsburgh National Bank, which created PNC; as the CFO for Midlantic Bank; as the CFO for the old Meridian Bank; as the founding executive of Millennium Bank; as founding executive of First Priority Bank. While we will miss Dave as a Board Member, we do expect him to stay involved in the company as a consultant to both the Board and the Senior Executive Team, particularly the CFO and myself, along with his duties as Chairman of Cumberland Advisors, Inc.

Robert Grubic joined the Mid Penn Board in 2006, becoming Vice Chair of the Board in 2009 to then Chair Ed Schlegel, and ultimately succeeding Ed as Chair in 2012. Bob was instrumental in recruiting me to Mid Penn in 2009 and he was equally as instrumental in guiding the company from then through his retirement as Chair in 2021 and on to today. It is impossible to put an actual value on what Bob has meant to this company and to me, but suffice it to say that without his sage guidance over his time on the Board and specifically over the last 15 years, I do not believe any of this would have happened. We all owe Bob a debt of gratitude that I am certain could never be fully repaid. Even as Bob retires from Mid Penn, he will remain active in his role with Herbert, Rowland & Grubic, Inc., a full-service engineering company in Central PA.

LOOKING AHEAD

While 2023 was fraught with volatility, the Mid Penn team persevered and delivered what I believe to be solid results. We built new customer relationships in expanding markets while serving our existing customers with the unwavering service they have come to expect from us. We helped businesses, municipalities, and consumers of all sizes achieve their financial goals. We established a Private Bank division that will help us accelerate growth in deposits, loans, and assets under management. We served the communities in which we live and work and contributed $2.42 million to local community and nonprofit organizations. We continued to invest in our workforce to educate and develop each team member to be the very best they can be, both personally and professionally. We did all of that in a difficult environment and still managed to put together our 4th best year in earnings per share in the last 20 years, which also allowed us to pay an $0.80 annual dividend.

With recent inflation news and messaging from the Federal Reserve that appears bearish on the timing and volume of short-term interest rate reductions this year, along with yet another regional bank issue, I expect the difficult operating environment to persist for at least the first half of 2024. That notwithstanding, your team at Mid Penn is hyper-focused on doing the things necessary to get the most out of this year just as we did in 2023 and have done for the last 15 years.

Thank you for your continued trust in our plan and support of YOUR company.

RORY G. RITRIEVI
Chair, President, and
Chief Executive Officer

CYBER INITIATIVES

In an era where digitalization is omnipresent, cybersecurity is not just a matter of compliance but a fundamental aspect of our commitment to you. We have invested significantly in cutting-edge technologies and strategic partnerships to fortify our cyber defenses. We have created a robust Information Security Awareness Program to deliver timely educational content to our employees. Your trust is our priority, and we spare no effort in ensuring the confidentiality, integrity, and availability of your financial data.

OUR CYBERSECURITY PROGRAMS

ADVANCED THREAT DETECTION AND PREVENTION

Our systems utilize advanced machine-learning algorithms and artificial intelligence to analyze network traffic patterns and identify anomalous behavior that indicate potential cyber threats.

REGULAR PENETRATION TESTING AND VULNERABILITY ASSESSMENTS

We conduct regular penetration testing and vulnerability assessments that identify and address potential weaknesses in our infrastructure and help us stay ahead of emerging threats.

EMPLOYEE TRAINING AND AWARENESS

Regular cybersecurity training on the latest threats and best practices reduces the risk of inadvertent security breaches and fosters a culture of cybersecurity awareness throughout the organization.

COLLABORATION WITH INDUSTRY PARTNERS

Actively collaborating with industry partners, cybersecurity experts, and law enforcement agencies keeps us informed about emerging threats and enhances our ability to respond effectively to evolving cyber threats.

REGULAR SECURITY AUDITS AND COMPLIANCE REVIEWS

Regular internal and external security audits assess our compliance with regulations and internal policies and identify areas for improvement, ensuring our cybersecurity measures align with the latest regulatory standards and industry best practices.

ENCRYPTION AND SECURE COMMUNICATION

Sensitive data and transmissions are encrypted using industry-standard protocols, adding layers of protection to ensure that data remains secure and confidential.

INFORMATION SECURITY AWARENESS 2023:

42
On-site trainings at MPB sites and financial centers

44
Classes at MPU and operations sites

22
Educational presentations in the communities we serve

1,072
Employee class and seminar registrations

1,094
External community members and customers engaged in presentations

EDUCATION & DEVELOPMENT

2023 saw the 5th anniversary of Mid Penn University as it continued to add value to every employee through technical and business development training, professional and leadership development opportunities, and mentoring programs. The University provides instructor-led training, develops media-rich eLearning, and partners with internal and external experts to deliver timely and impactful learning.

New for 2023, the University furnished learning consultants for business line partners and developed training plans for specific job roles. The University is also keenly focused on promoting the Job Shadowing program which provides immersive experiences in various roles at the company. 43 employees participated in the program, shadowing 16 distinct departments. We are extremely proud of the fifth Emerging Leaders cohort that graduated in 2023 by completing an extensive 9-month leadership development program. 76 employees have graduated from the Leadership Academy since its inception in 2018.



JOB SHADOWING

JOB ENHANCEMENT

Discover new skills, strategies, and best practices.

Better understand roles.

CAREER DEVELOPMENT

Provide insights about career trajectories.

Explore new avenues for growth.

CAREER EXPLORATION

Consider alternatives and expand professional horizons.

Firsthand experiences help identify opportunities.

FOSTERS OUR CULTURE OF PROFESSIONAL GROWTH AND CONTINUOUS LEARNING AND DEVELOPMENT.







370
in-person training events (also streamed)

3,132 attendees (most ever)

67% of all employees have enrolled in an internal certification program



58 employees completed a program and earned certifications

98% of all employees have an IDP. 447 one-on-one IDP meetings in 2023





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____to _____

Commission file number 1-13677

MID PENN BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

Pennsylvania	**25-1666413**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification Number)*
2407 Park Drive	
Harrisburg, Pennsylvania	**17110**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code **1.866.642.7736**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	MPB	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐ Accelerated Filer	☒ Emerging Growth Company	☐
Non-accelerated Filer	☐ Smaller Reporting Company	☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates computed by reference to the closing price of the common equity of $22.08 per share, as reported by The NASDAQ Stock Market LLC ("NASDAQ"), on June. 30, 2023, the last business day of the registrant's most recently completed second quarter was approximately $329.0 million. As of March 1, 2024, the registrant had 16,573,707 shares of common stock outstanding, par value $1.00 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement of the Registrant for the 2024 Annual Meeting of Shareholders are incorporated by reference in Part III.

Auditor Firm ID: 49   Auditor Name: RSM US LLP   Auditor Location: Philadelphia, PA USA

[THIS PAGE INTENTIONALLY LEFT BLANK]

MID PENN BANCORP, INC.

FORM 10-K
TABLE OF CONTENTS

MID PENN BANCORP, INC.
GLOSSARY OF DEFINED ACRONYMS AND TERMS

2014 Plan	2014 Restricted Stock Plan
2022 Annual Report	Corporation's Annual Report on Form 10-K for the year ended December 31, 2022
2023 Plan	2023 Stock Incentive Plan
ACL	Allowance for Credit Losses
AFS	Available for Sale
AOCI	Accumulated Other Comprehensive Income
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
the Bank	Mid Penn Bank
Bank Merger	Merger of Brunswick Bank with and into Mid Penn Bank
BOLI	Bank Owned Life Insurance
bp or bps	basis point(s)
Brunswick	Brunswick Bancorp
Brunswick Acquisition	Merger acquisition of Brunswick
Brunswick Bank	Brunswick Bank & Trust Company
CECL	Current Expected Credit Losses
DCF	Discounted Cash Flow
DIF	FDIC's Deposit Insurance Fund
DRIP	Dividend Reinvestment Plan
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
FHLB	Federal Home Loan Bank of Pittsburgh
FICO	the Financing Corporation
FOMC	Federal Open Market Committee
FTE	Fully taxable-equivalent
HFS	Held for Sale
HTM	Held to Maturity
LGD	Loss Given Default
LHFI	Loans held for investment
LIHTC	Low-Income Housing Tax Credits
Loans	Loans, net of unearned interest
Management Discussion	Management's Discussion and Analysis of Financial Condition and Results of Operations
Merger	Merger of Brunswick with and into Mid Penn
Merger Agreement	Agreement and Plan of Merger between Mid Penn and Brunswick
Mid Penn or the Corporation	Mid Penn Bancorp, Inc.
N/M	Not meaningful - (percentage changes greater than +/- 150% not considered meaningful)
OBS	Off-Balance Sheet
OCI	Other Comprehensive Income
PCD	Purchased Credit Deteriorated
PCL	Provision for Credit Losses - Loans
PD	Probability of Default
Riverview	Riverview Financial Corporation
Riverview Acquisition	Merger acquisition of Riverview
ROA	Return on Assets
ROE	Return on Equity
SBA	Small Business Association
SEC	Securities Exchange Commission
SOFR	Secured Overnight Financing Rate

MID PENN BANCORP, INC.

ITEM 1. BUSINESS

The disclosures set forth in this Item are qualified by the section captioned "Special Cautionary Notice Regarding Forward-Looking Statements" contained in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and other cautionary statements set forth elsewhere in this report.

Mid Penn Bancorp, Inc.

Mid Penn Bancorp, Inc. is a financial holding company incorporated in August 1991 in the Commonwealth of Pennsylvania. Mid Penn Bancorp, Inc. and its wholly owned bank and nonbank subsidiaries are collectively referred to herein as "Mid Penn" or the "Corporation." On December 31, 1991, Mid Penn acquired, as part of the holding company formation, all of the outstanding common stock of Mid Penn Bank, and the Bank became a wholly-owned subsidiary of Mid Penn. During the year ended December 31, 2020, Mid Penn established three nonbank subsidiaries, including MPB Financial Services, LLC, under which two additional nonbank subsidiaries have been established: (i) MPB Wealth Management, LLC, created to expand the wealth management function and services of the Corporation, and (ii) MPB Risk Services, LLC, created to fulfill the insurance needs of both existing and potential customers of the Corporation. During the year ended December 31, 2021, Mid Penn formed MPB Launchpad Fund I, LLC to hold certain financial holding company eligible investments. As of December 31, 2023, the accounts and activities of these nonbank subsidiaries were not material to warrant separate disclosure or segment reporting. Mid Penn's primary business is to supervise and coordinate the business of the Bank and its nonbank subsidiaries, and to provide them with the capital and resources to fulfill their respective missions.

Mid Penn's consolidated financial condition and results of operations consist almost entirely of that of the Bank, which is managed as a single business segment. At December 31, 2023, Mid Penn had total consolidated assets of $5.3 billion with total deposits of $4.3 billion and total shareholders' equity of $542.4 million. The holding company and its nonbank subsidiaries currently do not own or lease any real property. The Bank owns or leases the banking offices as identified in Part I, Item 2.

Mid Penn Bank

Mid Penn Bank was organized in 1868 under a predecessor name, Millersburg Bank, and became a state-chartered bank in 1931. Millersburg Bank obtained trust powers in 1935, at which time its name was changed to Millersburg Trust Company. In 1971, Millersburg Trust Company adopted the name "Mid Penn Bank". Mid Penn's legal headquarters are located at 2407 Park Drive, Harrisburg, Pennsylvania 17110 and the Bank's legal headquarters are located at 349 Union Street, Millersburg, Pennsylvania 17061.

On March 1, 2015, in connection with the acquisition of Phoenix Bancorp, Inc. ("Phoenix") by Mid Penn, Phoenix's wholly-owned banking subsidiary, Miners Bank, was merged with and into the Bank, with the Bank being the surviving charter.

On January 8, 2018, Mid Penn completed its acquisition of The Scottdale Bank and Trust Company ("Scottdale") through the merger of Scottdale with and into the Bank (the "Scottdale Merger"). The Scottdale Merger resulted in the addition of five branches in Western Pennsylvania operating as "Scottdale Bank & Trust, a Division of Mid Penn Bank".

On July 31, 2018, Mid Penn completed its acquisition of First Priority Financial Corp. ("First Priority") pursuant to which First Priority was merged with and into Mid Penn (the "First Priority Merger"), with Mid Penn being the surviving corporation in the First Priority Merger. As part of this acquisition, First Priority's banking subsidiary, First Priority Bank, was merged with and into the Bank. The First Priority Merger resulted in the addition of eight offices in Southeastern Pennsylvania operating as "First Priority Bank, a Division of Mid Penn Bank".

On November 30, 2021, Mid Penn completed its acquisition of Riverview Financial Corporation, the holding company for Riverview Bank, through the merger of Riverview with and into Mid Penn. In connection with the Riverview Acquisition, Riverview Bank was merged with and into the Bank, with the Bank as the surviving institution. The Riverview merger resulted in the addition of twenty-three community banking offices and three limited purpose offices across Western Pennsylvania.

MID PENN BANCORP, INC.

On December 30, 2022, Mid Penn purchased the assets of Managing Partners, Inc. ("MPI Acquisition") in a business combination. Managing Partners, Inc. was an independent insurance agency that serviced the Central Pennsylvania area.

On May 19, 2023, Mid Penn completed its acquisition of Brunswick through the merger of Brunswick with and into Mid Penn with Mid Penn being the surviving corporation. In connection with this acquisition, Brunswick Bank, a wholly-owned subsidiary of Brunswick, merged with and into Mid Penn Bank, a wholly-owned subsidiary of Mid Penn. This transaction included the acquisition of 5 branches and extended Mid Penn's footprint into Middlesex and Monmouth counties in central New Jersey.

Additional information related to the recent acquisitions can be found in "Note 2 - Business Combinations", to the Consolidated Financial Statements contained in Part II, Item of this report.

As of December 31, 2023, the Bank operates 44 full-service retail banking locations in the Pennsylvania counties of Berks, Blair, Bucks, Centre, Chester, Clearfield, Cumberland, Dauphin, Fayette, Huntingdon, Lancaster, Lehigh, Luzerne, Montgomery, Perry, Schuylkill and Westmoreland, along with 5 full-service retail banking locations in the New Jersey counties of Middlesex and Monmouth.

Mid Penn's primary business consists of attracting deposits and loans from the Bank's network of community banking offices. The Bank engages in full-service commercial banking and trust business, making available to the community a wide range of financial services, including, but not limited to, mortgage and home equity loans, secured and unsecured commercial and consumer loans, lines of credit, construction financing, farm loans, community development and local government loans and various types of time and demand deposits. The Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation supervise the Bank. Deposits of the Bank are insured by the FDIC's Deposit Insurance Fund to the maximum extent provided by law. In addition, the Bank provides a full range of trust and retail investment services. The Bank also offers other services such as online banking, telephone banking, cash management services, automated teller services and safe deposit boxes.

Business Strategy

The Bank provides services to commercial businesses and real estate investors, consumers, nonprofit organizations, and municipalities through its 49 full-service retail banking properties, one loan production office, one wealth management office, two corporate administrations offices, and one operations facility, primarily based in Pennsylvania. Mid Penn's primary markets reflect a diversified manufacturing and services base across nineteen Pennsylvania counties and two counties in New Jersey, including having several offices in and around the state capital region of Harrisburg. The Bank emphasizes developing long-term customer relationships, maintaining high quality service, and providing prompt responses to customer needs. Mid Penn believes that local relationship building and its prudent approach to lending are important factors in the success and growth of Mid Penn.

Human Capital

The majority of employees of the Corporation are employed by the Bank, with a shared services agreement to support the operation of the holding company. As of December 31, 2023, the Bank had 612 full-time and 23 part-time employees. Additionally, Mid Penn's nonbank subsidiaries employed 9 full-time employees and 1 part-time employee as of December 31, 2023. The Corporation and its employees are not subject to a collective bargaining agreement and the Corporation believes it enjoys good relations with its employees.

Diversity & Inclusion

The Corporation believes that a diverse and inclusive workforce fosters an environment where everyone can thrive and be successful. As of December 31, 2023, approximately 65% of our workforce is female. Bank leadership has seen the benefits of Employee Resource Groups ("ERG") within our organization. In 2022, Mid Penn formalized committee members on our Women's Leadership Network, Diversity, Equity and Inclusion ("DEI"), and our Culture Committees. Throughout 2023 the company has benefited from the contributions of these groups. Each group allows employees to come together based on shared characteristics to address common challenges and to drive positive impact within the workforce. We have found that our Women's Leadership Network has provided a sense of belonging and camaraderie for our primarily female workforce. Our DEI group has laid the groundwork to help create a more diverse and inclusive workplace by promoting understanding, respect, and awareness of different cultures, backgrounds, and perspectives. Our Culture Committee has focused on contributing to a positive organizational culture by fostering open communication,

MID PENN BANCORP, INC.

collaboration, and a sense of community; this sense of community is important to Mid Penn as we continue to expand geographically. We have found that employees who belong to any of our ERGs are more engaged, are developing leadership skills, and are gaining new experiences through volunteer and networking opportunities.

Education and Development

We encourage and support the growth and development of our employees and, wherever possible, seek to fill positions by promotion within the organization. The education and development of our employees is a priority, and we continue to invest in tools, education programs, certifications and continuing education to help our employees build their knowledge, skills and experience. We provide in-house training to employees on a variety of topics, including leadership and professional development, cybersecurity, risk, compliance and technology.

Benefits

On an ongoing basis, we further promote the health and wellness of our employees by strongly encouraging work-life balance. Our benefits package includes health care coverage, retirement benefits, life and disability insurance, tuition-reimbursement, parental leave, wellness programs, and paid time off.

Retention

Employee retention helps us operate efficiently and offers continuity to our customers and the community. We believe our concern for our employees' well-being, supporting our employees' career goals, offering competitive wages and providing valuable benefits aids in retention of our employees.

Community Involvement

The Bank is dedicated to supporting charitable community organizations through corporate donations, employee volunteerism and fundraising. In 2023, our employees demonstrated their commitment to our communities by personally giving more than $69 thousand to charitable organizations within Mid Penn's footprint through our Dress Down Friday program.

Lending Activities

The Bank offers a variety of loan products to its customers, including commercial real estate loans, residential real estate loans, commercial and industrial loans, and consumer loans. The Bank's primary lending objectives are as follows:

- to establish relationships with creditworthy customers who exhibit positive historical repayment trends, stable cash flows and secondary sources of repayment from tangible collateral;
- to establish a diversified loan portfolio; and
- to provide a satisfactory return to Mid Penn's shareholders by properly pricing loans to include the cost of funds, administrative costs, bad debts, local economic conditions, competition, customer relationships, the term of the loan, credit risk, collateral quality and a reasonable profit margin.

Credit risk is managed through portfolio diversification, underwriting policies and procedures, and loan monitoring practices. Lenders are provided with detailed underwriting policies for all types of credit risks accepted by the Bank and must obtain appropriate internal approvals for credit extensions. The Bank also maintains strict documentation requirements and robust credit quality assurance practices in order to identify credit portfolio weaknesses as early as possible, so any exposures that are discovered might be mitigated or potential losses reduced. The Bank generally secures its loans with real estate, with such collateral values dependent and subject to change based on real estate market conditions within its market area. As of December 31, 2023, the Bank's highest concentration of credit is in commercial real estate.

Investment Activities

Mid Penn's securities portfolio is a source for both liquidity and interest earnings and serves to support pledging requirements on public funds deposits through investments in primarily higher-quality, fixed-income debt securities. Mid Penn does not have any significant non-governmental concentrations within its investment securities portfolio.

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Mid Penn maintains both a held-to-maturity investment portfolio and an available-for-sale investment portfolio. Both portfolios are comprised primarily of lower-risk debt securities, including U.S. Treasury and U.S. government agencies, mortgage-backed U.S. government agencies, investment-grade municipal securities, and corporate bonds. The held-to-maturity portfolio was established to support the Bank's growth in public fund deposits, which may require pledging of investment securities. The investments in the held-to-maturity portfolio are recorded on the balance sheet at book value (amortized cost), while the available-for-sale securities are recorded on the balance sheet at fair value. These debt securities derive fair values relative to investments of the same type and credit profile with similar maturity dates. As the interest rate environment changes, Mid Penn's fair value of securities will change. This difference between the amortized cost and fair value of available-for-sale investment securities, or unrealized loss, amounted to $22.3 million as of December 31, 2023. On an after-tax basis, this unrealized loss on available-for-sale securities resulted in an increase to shareholders' equity, through the accumulated other comprehensive loss component, of $2.0 million. As of December 31, 2023, there was no allowance for credit losses on either the held-to-maturity or available-for-sale investment portfolios. The majority of the investments are high quality United States and municipal securities that, if held to maturity, are expected to result in no realized loss to the Bank.

Deposits and Other Sources of Funds

The Bank primarily uses deposits and, to a lesser extent, wholesale borrowings to finance lending and investment activities. Wholesale borrowing sources include advances from the Federal Home Loan Bank of Pittsburgh, overnight borrowings from the Bank's other correspondent banking relationships, and advances from the Federal Reserve's Discount Window.

All borrowings, except for lines of credit with the Bank's correspondent banks, require collateral in the form of loans or securities. Collateral levels, therefore, limit the extent of borrowings and the available lines of credit extended by the Bank's creditors. As a result, generating and retaining retail deposits remains critical to the future funding and growth of the business. Deposit growth within the banking industry has been subject to strong competition from a variety of financial services companies. This competition may require financial institutions to adjust their product offerings and pricing to maintain and grow deposits.

Additionally, the safety of traditional bank deposit products has remained an attractive option during periods of market volatility. Mid Penn's ability to attract retail funds in the future will continue to be impacted by the public's appetite for the safety of insured or local investments versus the returns offered by alternative choices as part of their personal investment mix.

Competition

The financial services and banking business is highly competitive, and the profitability of Mid Penn depends principally upon the Corporation's ability to successfully compete in its market area. The Bank actively competes with other financial services companies for deposit, loan, trust and wealth management business. Competitors include other commercial banks, credit unions, savings banks, savings and loan associations, insurance companies, securities brokerage firms, finance companies, mutual funds, and product/service alternatives via the Internet. Financial institutions compete primarily on the quality of services rendered, interest rates on loans and deposits, service charges, the convenience of banking facilities, location and hours of operation and, in the case of loans to larger commercial borrowers, relative lending limits.

Many competitors are larger than the Corporation and have significantly greater financial resources, personnel and locations from which to conduct business. In addition, the Bank is subject to banking regulations while certain non-banking competitors may not be subject to similar regulations. For more information, see the "Supervision and Regulation" section below and Item 1A, "Risk Factors".

Mid Penn has been able to compete effectively with other financial institutions by emphasizing customer-focused relationship management and services, convenient hours, efficient and friendly employees, a consultative sales approach, local decision making, and quality products.

Supervision and Regulation

General

Financial holding companies and banks are extensively regulated under both federal and state laws. The regulation and supervision of the Corporation and particularly the Bank are primarily focused on the protection of depositors, the DIF, and the monetary system, and do not prioritize shareholder interests. Enforcement actions that may be imposed by federal and

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state banking regulators include the imposition of a conservator or receiver, cease-and-desist orders and written agreements, the termination of insurance on deposits, the imposition of civil money penalties, and removal and prohibition orders. If a banking regulator takes any enforcement action, the value of an equity investment in Mid Penn could be substantially reduced or eliminated. As of December 31, 2023, the Corporation was not subject to any supervisory enforcement actions.

Federal and state banking laws contain numerous provisions affecting various aspects of the business and operations of Mid Penn and the Bank. Mid Penn is subject to, among others, the regulations of the Securities and Exchange Commission and the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Bank is subject to, among others, the regulations of the Pennsylvania Department of Banking and Securities and the FDIC. The descriptions below of, and references to, applicable statutes and regulations are not intended to be complete lists or reflective of all applicable provisions or their effects on the Corporation. They are summaries of the more significant laws and regulations and are qualified in their entirety by reference to the complete provisions of such statutes and regulations.

Holding Company Regulation

Mid Penn is a registered financial holding company subject to supervision and regulation by the Federal Reserve. As such, it is subject to the Bank Holding Company Act of 1956 ("BHCA") and many of the Federal Reserve's regulations promulgated thereunder. The Federal Reserve has broad enforcement powers over financial and bank holding companies, including the power to impose substantial fines and civil penalties.

The BHCA requires Mid Penn to file an annual report with the Federal Reserve regarding the holding company and its subsidiary bank. The Federal Reserve also conducts examinations of the holding company. The Bank is not a member of the Federal Reserve System; however, the Federal Reserve possesses cease-and-desist powers over financial and bank holding companies and their subsidiaries where actions would constitute an unsafe or unsound practice or violation of law. The Federal Reserve also makes policy that applies to the declaration and distribution of dividends by financial and bank holding companies.

The BHCA restricts a financial or bank holding company's ability to acquire control of additional banks. In addition, the BHCA restricts the activities in which financial or bank holding companies may engage directly or through nonbank subsidiaries.

Gramm-Leach-Bliley Financial Modernization Act

Under the Gramm-Leach-Bliley Financial Modernization Act ("GLB"), bank holding companies that meet certain management, capital, and Community Reinvestment Act standards, are permitted to elect to become financial holding companies. No prior regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in certain financial activities permitted under GLB. Activities cited by GLB as being financial in nature include:

- securities underwriting, dealing and market making;
- sponsoring mutual funds and investment companies;
- insurance underwriting and agency;
- merchant banking activities; and
- activities that the Federal Reserve has determined by regulation to be closely related to banking.

In addition to permitting financial holding companies' entry into new lines of business, the law allows companies the freedom to streamline existing operations and to potentially reduce costs. The GLB may increase both opportunity and competition.

In December 2019, Mid Penn made the election to be treated as a financial holding company as its subsidiary bank was well capitalized under the FDIC Improvement Act's prompt corrective action provisions, the holding company and Bank were deemed by the regulators to be well managed, and the Bank had at least a satisfactory rating under the Community Reinvestment Act. The required filing supporting this election was a declaration that the bank holding company wished to become a financial holding company and met all applicable requirements. Mid Penn made the election given the Corporation's growth and the intended broadening spectrum of financial product and service offerings to potentially include, but not be limited to, insurance and wealth management services.

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Bank Regulation

As a Pennsylvania-chartered, non-member bank, the Bank is subject to supervision, regulation and examination by both the Pennsylvania Department of Banking and Securities and the FDIC. The deposits of the Bank are insured by the FDIC to the maximum extent provided by law. The FDIC assesses deposit insurance premiums, the amount of which depends in part on both the asset size and the condition of the Bank. Moreover, the FDIC may terminate deposit insurance of the Bank under certain circumstances. The federal and state banking regulatory agencies have broad enforcement powers over depository institutions under their jurisdiction, including the power to terminate deposit insurance, to impose fines and other civil and criminal penalties, and to appoint a conservator or receiver if any of a number of conditions is met. In addition, the Bank is subject to a variety of local, state and federal laws that affect its operations.

Banking regulations affect a wide range of the Bank's activities and operations, including, but not limited to, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans, compensation standards, payment of dividends, various bank account and bank service disclosures, and the safety and soundness of banking practices.

Capital Requirements, Prompt Corrective Action and Basel III Capital Reforms

Under risk-based capital requirements for financial or bank holding companies, Mid Penn is required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance-sheet activities, such as standby letters of credit) of 10.5%. At least half of the total capital is to be composed of common equity, retained earnings and qualifying perpetual preferred stock, less goodwill ("Tier 1 Capital"). The remainder may consist of subordinated debt, non-qualifying preferred stock and a limited amount of the loan loss allowance ("Tier 2 Capital"). Combined, the Tier 1 Capital and Tier 2 Capital comprise regulatory "Total Capital". As of December 31, 2023, Mid Penn complied with these risk-based capital requirements.

In addition, the Federal Reserve has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of Tier 1 Capital to adjusted average quarterly assets ("leverage ratio") equal to 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies will generally be required to maintain a leverage ratio of at least 4-5%. The requirements also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the requirements indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity. As of December 31, 2023, Mid Penn has met these leverage requirements, and the Federal Reserve has not advised Mid Penn of any specific minimum Tier 1 leverage ratio requirement.

The Bank is subject to similar capital requirements adopted by the FDIC, and as of December 31, 2023, the Bank's capital levels were sufficient to be considered "well-capitalized". The FDIC has not advised the Bank of any specific minimum leverage ratios.

The capital ratios of Mid Penn and the Bank are described in "Note 17 - Regulatory Matters", within Item 8, Notes to Consolidated Financial Statements, which are included herein.

Banking regulators may further refine capital requirements applicable to banking organizations, including those discussed in the "Regulatory Capital Changes" section below. Changes to capital requirements could materially affect the profitability of Mid Penn or the fair value of Mid Penn stock.

In addition to the required minimum capital levels described above, federal law establishes a system of "prompt corrective actions" which federal banking agencies are required to take, and certain actions which they have discretion to take, based upon the capital category into which a federally regulated depository institution falls. Regulations set forth detailed procedures and criteria for implementing prompt corrective action in the case of any institution that is not adequately capitalized. Under the rules, an institution will be deemed to be "adequately capitalized" if it exceeds the minimum federal regulatory capital requirements. However, it will be deemed "undercapitalized" if it fails to meet the minimum capital requirements, "significantly undercapitalized" if it has a Total Risk-Based Capital ratio that is less than 6%, a Tier 1 Risk-Based Capital ratio that is less than 3%, or a leverage ratio that is less than 3%, and "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

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The prompt corrective action rules require an undercapitalized institution to file a written capital restoration plan, along with a performance guaranty by its holding company or a third party. In addition, an undercapitalized institution becomes subject to certain automatic restrictions including a prohibition on payment of dividends, a limitation on asset growth and expansion, in certain cases, a limitation on the payment of bonuses or raises to senior executive officers, and a prohibition on the payment of certain "management fees" to any "controlling person". Institutions that are classified as undercapitalized are also subject to certain additional supervisory actions, including increased reporting burdens and regulatory monitoring, a limitation on the institution's ability to make acquisitions, open new branch offices, or engage in new lines of business, obligations to raise additional capital, restrictions on transactions with affiliates, and restrictions on interest rates paid by the institution on deposits. In certain cases, bank regulatory agencies may require replacement of senior executive officers or directors, or sale of the institution to a willing purchaser. If an institution is deemed "critically undercapitalized" and continues in that category for four quarters, the statute requires, with certain limited exceptions, that the institution be placed in receivership.

Mid Penn and the Bank are subject to the Basel III Rules that are based upon the final framework of the Basel Committee for strengthening capital and liquidity regulation. Under the Basel III Rules, Mid Penn and the Bank apply the standardized approach in measuring risk weighted assets ("RWA") and regulatory capital.

Under the Basel III Rules, Mid Penn and the Bank are subject to the following minimum capital ratios:

- Common equity tier 1 capital ("CET1") to risk-weighted assets of 4.5%
- Tier 1 capital to RWA of 6.0%
- Total capital to RWA of 8.0%
- Leverage ratio of 4.0%

The Basel III Rules also included a "capital conservation buffer" of 2.5%, composed entirely of CET1, in addition to the minimum capital to RWA ratios outlined above, resulting in effective minimum common equity tier 1, Tier 1 and total capital ratios of 7.0%, 8.5% and 10.5%, respectively. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a capital ratio above the minimum, but below the conservation buffer, will face restrictions on dividends, equity repurchases, and executive compensation based on the amount of the shortfall and the institution's "eligible retained income" (that is, four quarter trailing net income, net of distributions and tax effects not reflected in net income). As of December 31, 2023, the Corporation and the Bank exceeded the minimum capital requirements, including the capital conservation buffer, as prescribed in the Basel III Rules.

The Basel III Rules provide for a number of required deductions from and adjustments to CET1. These deductions and adjustments include, for example, goodwill, other intangible assets, and deferred tax assets ("DTAs") that arise from net operating loss and tax credit carryforwards net of any related valuation allowance. DTAs arising from temporary differences that could not be realized through net operating loss carrybacks and investments in non-consolidated financial institutions must also be deducted from CET1 to the extent that they exceed certain thresholds. Through subsequent rulemaking, the federal banking agencies provided certain forms of relief to banking organizations, such as Mid Penn and the Bank, that are not subject to the advanced approaches framework. Mid Penn and the Bank made a one-time, permanent election under the Basel III Rules to exclude the effects of certain components of accumulated ("AOCI") included in shareholders' equity under generally accepted accounting principles in the United States ("GAAP") in determining regulatory capital ratios.

Under the Basel III Rules, certain off-balance sheet commitments and obligations are converted into RWA, that together with on-balance sheet assets, are the base against which regulatory capital is measured. The Basel III Rules defined the risk-weighting categories for bank holding companies and banks that follow the standardized approach, such as Mid Penn and the Bank, based on a risk-sensitive analysis, depending on the nature of the exposure.

The Capital Simplifications Rules eliminated the standalone prior approval requirement in the Basel III Rules for any repurchase of common stock. In certain circumstances, repurchases of our common stock may be subject to a prior approval or notice requirement under other regulations or policies of the Federal Reserve. Any redemption or repurchase of preferred stock or subordinated debt remains subject to the prior approval of the Federal Reserve.

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Safety and Soundness Standards

The federal banking regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards for depository institutions such as the Bank. The guidelines establish general standards relating to management practices, internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, liquidity, capital, earnings, compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder.

In addition, the agencies adopted regulations that authorize an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If an institution is not satisfying certain safety and soundness standards and fails to submit to the banking regulatory agency an acceptable compliance plan or fails to implement an accepted plan, the agency may issue an order directing action to correct the deficiency and may issue an order directing other actions be taken, including restricting asset growth, restricting interest rates paid on deposits, restricting dividend payments to shareholders, and requiring an increase in the institution's ratio of tangible equity to assets. For the periods reported in this Form 10-K and in the period subsequent to December 31, 2023, up to the date of the filing of this Form 10-K, Mid Penn was not subject to any such bank regulatory orders.

Commercial Real Estate Guidance

Federal agencies released additional guidance in July 2023, in response to the increased commercial real estate concentrations that have occurred in recent years. The guidance identifies institutions that are potentially exposed to significant CRE concentration risk as those who have experienced rapid growth in CRE lending, have notable exposures to a specific type of CRE, or are approaching, or exceed the following supervisory criteria:

- Total loans reported on the Report of Condition for construction, land development, and other land represent 100 percent or more of the institution's total capital; or

- Total CRE loans as defined in the CRE guidance represent 300 percent or more of the institution's total capital, and the outstanding balance of the institution's CRE loan portfolio has increased by 50 percent or more during the prior 36 months.

If the Bank's portfolio exceeds the guidelines mentioned above, additional risk management practices may be needed. In the analysis of the CRE portfolio, the consideration of the following factors could mitigate the risk posed by the concentration:

- Portfolio diversification across property types;
- Geographic dispersion of CRE loans;
- Underwriting standards;
- Level of pre-sold units or other types of take-out commitments on construction loans; and
- Portfolio liquidity.

Banks that have experienced significant growth in their CRE lending will receive closer regulatory review than those that have not.

Mid Penn's underwriting process for commercial real estate loans includes analysis of the financial position and strength of both the borrower and, if applicable, guarantor, experience with similar projects in the past, market demand and prospects for successful completion of the proposed project within the established budget and schedule, values of underlying collateral, availability of permanent financing, maximum loan-to-value ratios, minimum equity requirements, acceptable amortization periods and minimum debt service coverage requirements, based on property type. The borrower's financial strength and capacity to repay their obligations remain the primary focus of underwriting. Financial strength is evaluated based upon analytical tools that consider historical and projected cash flows and performance, in addition to analysis of the proposed project for income-producing properties. Additional support offered by guarantors is also considered when applicable.

The mix of commercial real estate and construction portfolios in relation to the total portfolio increased 33.61% and 1.93%, respectively from December 31, 2022 to December 31, 2023. Non-owner occupied office commercial real estate exposure represents 7.1% of total loan balances and is primarily limited to suburban offices.

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Payment of Dividends and Other Restrictions

Mid Penn's holding company is a legal entity separate and distinct from its wholly-owned Bank subsidiary. There are various legal and regulatory limitations on the extent to which the Bank can, among other things, finance, or otherwise supply funds to the holding company. Specifically, dividends from the Bank are the principal source of the holding company's cash funds, and there are certain legal restrictions under Pennsylvania law and Pennsylvania banking regulations on the payment of dividends by state-chartered banks. The relevant regulatory agencies also have authority to prohibit Mid Penn and the Bank from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound banking practice. Depending upon the financial condition of the holding company and the Bank, the payment of dividends could be deemed by a regulatory agency to constitute such an unsafe or unsound practice. The holding company and the Bank were not subject to any such dividend prohibitions during the years ended December 31, 2023, 2022, and 2021.

Deposit Insurance

The FDIC insures deposits of the Bank through the DIF. The FDIC maintains the DIF by assessing depository institutions an insurance premium. The amount each institution is assessed is based upon a variety of factors that include the level of assets and tangible equity, and the condition of the Bank (the degree of risk the institution poses to the insurance fund). The FDIC insures deposits up to $250,000. The Bank pays an insurance premium into the DIF based on a regulatory defined assessment calculation. The FDIC uses a risk-based premium system that assesses higher rates on those institutions that pose greater risks to the DIF. The FDIC places each institution in one of four risk categories using a two-step process based first on capital ratios (the capital group assignment) and then on other relevant information (the supervisory group assignment). Subsequently, the rate for each institution within a risk category may be adjusted depending upon different factors that either enhance or reduce the risk the institution poses to the DIF, including the unsecured debt, secured liabilities and brokered deposits related to each institution. Finally, certain risk multipliers may be applied to the adjusted assessment.

Beginning with the second quarter of 2011 and as applicable continuously through to the current period, as mandated by the Dodd-Frank Act, the assessment base that the FDIC uses to calculate assessment premiums is the Bank's average assets minus average tangible equity. As the asset base of the banking industry is larger than the deposit base, the range of assessment rates is a low of 2.5 bp and a high of 45 bp, per $100 of assets.

The FDIC was required under the Dodd-Frank Act to establish assessment rates that allowed the DIF to achieve a reserve ratio of 1.35% of Insurance Fund insured deposits by September 2020. In addition, the FDIC has established a long term goal of a "designated reserve ratio" of 2%, a target ratio that, until it is achieved, will not likely result in the FDIC reducing assessment rates.

The reserve ratio is currently below the minimum and in October 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rates uniformly by 2 basis points with the intention of reaching the statutory minimum by September 30, 2028. These new rates will remain in effect until the reserve ratio meets or exceeds 2%.

Consumer Protection Laws

A number of laws govern the relationship between the Bank and its customers. For example, the Community Reinvestment Act is designed to encourage services, investments, and lending activities in low- and moderate-income areas. Federal Bank regulatory agencies passed a final rule in August 2023 to strengthen and modernize the regulations to better achieve the purposes of the law. These changes will begin to take effect on January 1, 2026.

The Home Mortgage Disclosure Act and the Equal Credit Opportunity Act attempt to minimize lending decisions based on impermissible criteria, such as race or gender. The Truth-in-Lending Act and the Truth-in-Savings Act require banks to provide certain disclosure of relevant terms related to loans and savings accounts, respectively. Anti-tying restrictions (which prohibit conditioning the availability or terms of credit on the purchase of another banking product) further restrict the Bank's relationships with its customers. The Bank maintains a comprehensive compliance management program to promote its compliance with these and other applicable consumer protection laws and regulations.

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Privacy Laws

The federal banking regulators have issued a number of regulations governing the privacy of consumer financial and customer information. The regulations limit the disclosure by financial institutions, such as the Corporation and Bank, of nonpublic personal information about individuals who obtain financial products or services for personal, family, or household purposes. Subject to certain exceptions allowed by law, the regulations cover information sharing between financial institutions and nonaffiliated third parties. More specifically, the regulations require financial institutions to provide:

- initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal financial information to nonaffiliated third parties and affiliates;
- annual notices of their privacy policies to their current customers; and
- a reasonable method for consumers to "opt out" of disclosures to nonaffiliated third parties.

Affiliate Transactions

Transactions between the Bank and the Corporation, and/or its nonbank subsidiary affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An "affiliate" of a bank or savings institution is any company or entity that controls, is controlled by, or is under common control with the bank or savings institution. Generally, a subsidiary of a depository institution that is not also a depository institution is not treated as an affiliate of the bank for purposes of Sections 23A and 23B. Sections 23A and 23B are intended to protect insured depository institutions from suffering losses arising from transactions with non-insured affiliates, by limiting the extent to which a bank or its subsidiaries may engage in covered transactions with any one affiliate and with all affiliates of the bank in the aggregate, and requiring that such transactions be on terms that are consistent with safe and sound banking practices.

The USA Patriot Act, Anti-Money Laundering and Anti-Terrorism Financing

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA Patriot Act") broadened the application of anti-money laundering regulations to apply to additional types of financial institutions, such as broker-dealers, and strengthened the ability of the U.S. government to detect and prosecute international money laundering and the financing of terrorism. Under Title III of the USA Patriot Act, also known as the International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001, all financial institutions, including Mid Penn and the Bank, are required in general to identify their customers, adopt formal and comprehensive anti-money laundering programs, scrutinize or prohibit altogether certain transactions of special concern, and be prepared to respond to inquiries from U.S. law enforcement agencies concerning their customers and their transactions. The principal provisions of Title III of the USA Patriot Act require that regulated financial institutions, including state-chartered banks:

- establish an anti-money laundering program that includes training and audit components;
- comply with regulations regarding the verification of the identity of any person seeking to open an account;
- take additional required precautions with non-U.S. owned accounts; and
- perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships.

Additional information-sharing among financial institutions, regulators, and law enforcement authorities is encouraged for financial institutions that comply with this provision and the authorization of the Secretary of the Treasury to adopt rules to further encourage cooperation and information-sharing.

The USA Patriot Act also expanded the conditions under which funds in a U.S. interbank account may be subject to forfeiture and increased the penalties for violation of anti-money laundering regulations. Failure of a financial institution to comply with the USA Patriot Act's requirements could have serious legal and reputational consequences for the institution. The effectiveness of a financial institution in combating money-laundering activities is a factor to be considered in any application submitted by the financial institution under the Bank Merger Act, which applies to the Bank.

The Bank has adopted policies, procedures and controls to address compliance with the requirements of the USA Patriot Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the USA Patriot Act and implementing regulations.

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JOBS Act

In 2012, the Jumpstart Our Business Startups Act (the "JOBS Act") became law. The JOBS Act is aimed at facilitating capital raising by smaller companies, banks, and bank holding companies. Certain changes implemented by the JOBS Act that impacted Mid Penn included (i) raising the threshold requiring registration under the Securities Exchange Act of 1934 (the "Exchange Act") for banks and bank holdings companies from 500 to 2,000 holders of record, and (ii) raising the threshold for triggering deregistration under the Exchange Act for banks and bank holding companies from 300 to 1,200 holders of record.

Dodd-Frank Act

The Dodd-Frank Act, which became law in July 2010, significantly changed regulation of financial institutions and the financial services industry. Dodd-Frank created a Financial Services Oversight Council to identify emerging systemic risks and improve interagency cooperation, and centralized responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, which is responsible for implementing, examining and enforcing compliance with federal consumer financial laws. Dodd-Frank also permanently raised the current standard maximum deposit insurance amount to $250,000, established strengthened capital standards for banks, disallowed certain trust preferred securities from qualifying as Tier 1 Capital (subject to certain grandfather provisions for existing trust preferred securities), established new minimum mortgage underwriting standards, granted the Federal Reserve the power to regulate debit card interchange fees, and implemented corporate governance changes.

Effects of Government Policy and Potential Changes in Regulation

Changes in regulations applicable to the Corporation, the Bank, or its nonbank subsidiaries, or shifts in monetary or other government policies, could have a material effect on our business. The Corporation's business is also affected by the state of the financial services industry in general. As a result of legal, economic, and competitive changes, management believes that the Corporation and the financial services industry will continue to experience an increased rate of change from both the opportunities and competitive challenges resulting from greater product and service offerings, technological advancements, and business combinations.

From time to time, legislation is enacted that has the effect of increasing the compliance and operations requirements and the cost of doing business, changing the tax structure applicable to Mid Penn, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial institutions are frequently made in Congress and the various bank regulatory agencies. Mid Penn cannot predict the likelihood of any major changes or the impact such changes might have on Mid Penn, the Bank, or the nonbank subsidiaries. Congressional bills and other proposals could result in additional significant changes to the financial services and banking system, including, but not limited to, provisions for limitations on deposit insurance coverage, changing the timing and method financial institutions use to pay for deposit insurance, expanding the power of banks by removing the restrictions on bank underwriting activities, changing the regulation of bank derivatives activities, and allowing commercial enterprises to own banks. As a consequence of the extensive regulation of commercial banking activities in the United States, the Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the costs of doing business or change the Corporation's competitive landscape. Whether any future legislation will be enacted, or additional regulations will be adopted, and how they might impact Mid Penn, cannot be determined at this time.

Mid Penn's earnings are, and will be affected by, domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The monetary policies of the Federal Reserve have had, and will likely continue to have, an impact on the operating results of commercial banks because of the Federal Reserve's power to implement national monetary policy to, among other things, promote employment, control inflation or combat recession. The Federal Reserve has a major impact on the loan and deposit rates offered by the Bank and its competitors, and on the levels of bank loans, investments and deposits, through its open market operations in United States government securities and through its regulation of, among other things, the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to reasonably predict the nature, amount, frequency, and impact of future changes in monetary and fiscal policies.

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Environmental Laws

Management does not anticipate that compliance with environmental laws and regulations will have any material effect on Mid Penn's capital, expenditures, earnings, or competitive position. However, environmentally-related hazards have become a source of high risk and liability for some financial institutions.

Additionally, the Pennsylvania Economic Development Agency, Fiduciary and Lender Environmental Liability Protection Act provides, among other things, protection to lenders from environmental liability and remediation costs under the environmental laws for releases and contamination caused by others. A lender who engages in activities involved in the routine practices of commercial lending, including, but not limited to, the providing of financial services, holding of security interests, workout practices, foreclosure or the recovery of funds from the sale of property shall not be liable under the environmental acts or common law equivalents to the Pennsylvania Department of Environmental Resources or to any other person by virtue of the fact that the lender engages in such commercial lending practice. A lender, however, will be liable if it, its employees or agents, directly cause an immediate release or directly exacerbate a release of a regulated substance on or from the property, or knew and willfully compelled the borrower to commit an action which caused such release or to violate an environmental act. The Pennsylvania Economic Development Agency, Fiduciary and Lender Environmental Liability Protection Act does not limit federal liability, which still exists under certain circumstances.

Corporate Governance

The Sarbanes-Oxley Act of 2002 ("SOX") and related rules and regulations adopted by the SEC and NASDAQ addressed the following issues: corporate governance, auditor independence and accounting standards, executive compensation, insider loans, whistleblower protection, and enhanced and timely disclosure of corporate information. Mid Penn has established policies, procedures, and systems designed to promote compliance with these regulations. Section 404 of SOX requires publicly held companies to document, test and certify that their internal control systems over financial reporting are effective. Effective for year-end financial reports beginning with December 31, 2017, Mid Penn is subject to the independent attestation requirement under Section 404 of the SOX. The Bank remains subject to independent auditor attestation under FDIC regulation 363.3(b), which is a similar independent attestation requirement at the Bank level.

Available Information

Mid Penn's common stock is registered under Section 12(b) of the Exchange Act and is traded on NASDAQ under the trading symbol MPB. Mid Penn is subject to the informational requirements of the Exchange Act, and, accordingly, files reports, proxy statements and other information with the SEC. Mid Penn is an electronic filer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's Internet site address is www.sec.gov.

Mid Penn's headquarters are located at 2407 Park Drive, Harrisburg, Pennsylvania 17110, and its telephone number is 1-866-642-7736. Mid Penn's website is **midpennbank.com** and Mid Penn makes available through its website, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably possible after filing with the SEC. Mid Penn has adopted a Code of Ethics that applies to all employees and this document is also available on Mid Penn's website. The information included on our website is not considered a part of this document.

MID PENN BANCORP, INC.

<u>**ITEM 1A. RISK FACTORS**</u>

Before investing in Mid Penn common stock, an investor should carefully read and consider the risk factors described below, which are not intended to be all inclusive, and to review other information contained in this report and in our other filings with the SEC. We are subject to a number of risks potentially impacting our business, financial condition, results of operations and cash flows. As a financial services company, certain elements of risk are inherent in what we do and the business decisions we make. Thus, we encounter risk as part of the normal course of our business, and we design risk management processes to help manage these risks. The risks and uncertainties described below are not the only ones facing Mid Penn's holding company, the Bank, and nonbank subsidiaries. Some of these risks and uncertainties are interrelated and the occurrence of one or more of them may exacerbate the effect of others. Additional risks and uncertainties that we are not aware of, or that we currently deem less significant, or that we are otherwise not specifically focused on, may also impact our business, results of operations, and our common stock. If any of these known or unknown risks or uncertainties actually occurs, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the market price of our common stock could decline significantly, and an investor could lose all or part of his or her investment in Mid Penn.

Unless the context otherwise requires, references to "we," "us", "our," "Mid Penn", or "Mid Penn Bancorp, Inc.," collectively refer to Mid Penn Bancorp, Inc. and its subsidiaries, and specific references to the "Bank" refer to Mid Penn Bank, the wholly owned banking subsidiary of Mid Penn Bancorp, Inc.

Risks Related to Our Primary Business and Industry

Mid Penn is subject to interest rate risk.

Mid Penn's earnings and cash flows are largely dependent upon the Bank's net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities, and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond Mid Penn's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Changes in monetary policy, including changes in interest rates, could influence not only the interest income the Bank receives on loans and securities and the amount of interest expense it pays on deposits and borrowings, but such changes could also affect (i) the Bank's ability to originate loans and obtain deposits, (ii) the fair value of financial assets and liabilities, and (iii) the average duration of mortgage-backed securities in the Bank's investment portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, Mid Penn's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and investments fall more quickly than the interest rates paid on deposits and borrowings. Mid Penn may be subject to a greater risk of rising interest rates due to the current period of rising interest rates and high inflation. The Federal Reserve raised interest rates in 2022 and 2023 to curb inflation, which is likely to drive down the prices of income or dividend-paying securities. The risk that interest rates may remain volatile is pronounced.

Management believes it has implemented effective asset and liability management strategies and interest rate risk management activities to reduce the potential effects of changes in interest rates on Mid Penn's results of operations. Any substantial, unexpected, prolonged, or rapid change in market interest rates could have a material adverse effect on the Bank's net interest income and Mid Penn's financial condition and results of operations.

Mid Penn is subject to credit risk.

As of December 31, 2023, approximately 81% of the Bank's loan portfolio consisted of commercial real estate, commercial and industrial, and construction loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or secured consumer loans. Commercial loans are also typically larger than residential real estate loans and consumer loans. Because the loan portfolio contains a significant number of commercial and industrial loans, and construction and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. In addition, Mid Penn's credit risk may be exacerbated when the collateral held by Mid Penn cannot be readily realized or liquidated at prices sufficient to recover the full amount of the credit or derivative exposure due to Mid Penn. An increase in non-performing loans or collateral value deficiencies could result in a net loss of earnings from these loans, an increase in the provision for credit losses on loans and an increase in loan charge-offs, all of which could have a material adverse effect on Mid Penn's financial condition and results of operations.

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The allowance for credit losses may not be sufficient to cover actual loan losses.

Following the issuance by the Financial Accounting Standards Board ("FASB") of Accounting Standards Update ("ASU") 2016-13, "Measurement of Credit Losses on Financial Instruments," effective January 1, 2023, Mid Penn adjusted its loan allowance methodology to reflect the new standard, which requires periodic estimates of lifetime expected credit losses on financial assets and categorizes expected credit losses as allowances for credit losses under the current expected credit loss ("CECL") methodology. Under the new CECL model, financial institutions are required to use historical information, current conditions and reasonable forecasts to estimate the expected loss over the life of the loan. The ACL on loans and leases represents management's estimate of all expected credit losses over the expected contractual life of our existing portfolio loans. The level of the allowance reflects management's continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; changes in present economic, political and regulatory conditions; other external factors such as the ongoing pandemic; and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and requires Mid Penn to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic and market conditions affecting borrowers, new information regarding existing loans, identification of additional problem credits and other factors, both within and outside of Mid Penn's control, impact the determination of the allowance. In addition, bank regulatory agencies periodically review Mid Penn's allowance for credit losses and may require an increase in the provision for credit losses or the recognition of further loan charge-offs, based on judgments different than those of management.

Any increase in the allowance will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on Mid Penn's financial condition and results of operations.

Competition from other financial institutions may adversely affect Mid Penn's and the Bank's profitability.

Mid Penn's banking subsidiary is subject to rapid changes in technology, regulation and product innovation, and faces substantial competition in originating both commercial and consumer loans. This competition comes principally from other banks, credit unions, savings institutions, mortgage banking companies and other lenders. Many of its larger competitors who offer loans enjoy advantages over the Bank, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce Mid Penn's net income by decreasing the number and size of loans that its banking subsidiary originates, and the interest rates it may charge on these loans.

In attracting business and consumer deposits, the Bank faces substantial competition from other insured depository institutions such as other commercial banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of Mid Penn's larger competitors who accept deposits also enjoy advantages over the Bank, including greater financial resources, more aggressive marketing campaigns, better brand recognition, and more convenient branch locations. These competitors may offer higher interest rates than Mid Penn, which could decrease the deposits that the Bank attracts or require an increase in rates and interest expense to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect Mid Penn's ability to generate the funds necessary for lending operations. As a result, Mid Penn may need to seek other sources of funds that may be more expensive to obtain and could increase its cost of funds.

Mid Penn's banking subsidiary and nonbank subsidiaries also compete with non-banking providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance agencies and governmental organizations, which may offer more favorable terms. Some of its non-banking competitors are not subject to the same extensive and costly regulations that govern Mid Penn's operations. As a result, such non-banking competitors may have advantages over Mid Penn's banking subsidiary and nonbank subsidiaries in providing certain products and services. This competition may reduce or limit Mid Penn's margins on banking services, revenues from nonbanking subsidiaries' activities, reduce its market share and adversely affect its earnings and financial condition.

Mid Penn depends on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, Mid Penn may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. Mid Penn may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on Mid Penn's business and, in turn, Mid Penn's financial condition and results of operations.

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The discontinuance of LIBOR presents risks to the financial instruments originated, held or serviced by Mid Penn that use LIBOR as a reference rate.

The London Interbank Offered Rate ("LIBOR") and certain other "benchmarks" are the subject of recent national, international, and other regulatory guidance and proposals for reform. These reforms may cause such benchmarks to perform differently than in the past or have other consequences, which cannot be predicted. On July 27, 2017, the United Kingdom's Financial Conduct Authority ("FCA"), which regulates LIBOR, publicly announced that it intended to stop persuading or compelling banks to submit LIBOR rates after 2021. Since then, regulators, industry groups and certain committees (e.g., the Alternative Reference Rates Committee) have, among other things, published recommended fall-back language for LIBOR-linked financial instruments, identified recommended alternatives for certain LIBOR rates (e.g., the Secured Overnight Financing Rate ("SOFR") as the recommended alternative to U.S. Dollar LIBOR), and proposed implementations of the recommended alternatives in floating rate instruments.

The administrator of LIBOR ceased publishing most non-USD LIBOR settings beginning on January 1, 2022, and as of July 1, 2023, the overnight one-month, three-month, six-month and 12-month USD LIBOR settings will no longer be published.

Currently, SOFR is the alternative reference rate replacing LIBOR for most types of transactions. SOFR is viewed as a "riskless rate" as it is derived from rates on overnight U.S. Treasury repurchase transactions, which are essentially overnight loans secured by U.S. Treasury securities and are largely viewed as not presenting credit risk. The BSBY is another alternative reference rate that is in use primarily in the loan market. BSBY is intended to reflect large banks' marginal wholesale cost of funds and is a credit-sensitive rate with a forward-looking term structure.

The failure to properly transition away from LIBOR may result in increased supervisory scrutiny. In addition, the implementation of LIBOR reform proposals may result in increased compliance costs and operational costs, including costs related to continued participation in LIBOR and the transition to a replacement reference rate or rates, which cannot currently be reasonably estimated.

The discontinuance of LIBOR may result in uncertainty or differences in the calculation of the applicable interest rate or payment amount depending on the terms of the governing documents, may adversely affect the value of Mid Penn's floating rate obligations, loans, deposits, derivatives, and other financial instruments tied to LIBOR rates and may also increase operational and other risks to Mid Penn and the industry, including reputational and litigation risk.

The Basel III capital requirements require Mid Penn to maintain higher levels of capital, which could reduce profitability.

We are subject to comprehensive capital adequacy requirements intended to protect against losses that Mid Penn may incur. Basel III established higher levels of base capital, certain capital buffers, and a migration toward common equity as the key source of regulatory capital. Although these capital requirements have been phased in and met by Mid Penn, the Basel III requirements signal a growing effort by domestic and international bank regulatory agencies to require financial institutions, including depository institutions, to maintain higher levels of capital. The Basel III implementation activities and related regulatory capital targets required additional capital to support our business risk profile. Maintaining higher levels of capital potentially reduces opportunities to leverage interest-earning assets, which could limit the net interest income and profitability of Mid Penn, and adversely impact our financial condition and results of operations.

As a participating lender in the SBA Paycheck Protection Program ("PPP"), we are subject to additional risks of litigation from our clients or other parties regarding our processing of loans for the PPP and risks that the SBA may not fund some or all PPP loan guaranties.

Under the Paycheck Protection Program (PPP), small businesses and other entities and individuals were permitted to apply for loans from existing SBA lenders and other approved regulated lenders that enrolled in the program, subject to numerous limitations and eligibility criteria. We participated as a lender in the PPP, which commenced on April 3, 2020.

We have credit risk on PPP loans if a determination is made by the SBA that there is a deficiency in the manner in which the loan was originated, funded, or serviced by us, such as an issue with the eligibility of a borrower to receive a PPP loan, which may or may not be related to the ambiguity in the laws, rules and guidance regarding the operation of the PPP. In the event of a loss resulting from a default on a PPP loan and a determination by the SBA that there was a deficiency in the manner in which the PPP loan was originated, funded, or serviced by us, the SBA may deny its liability under the guaranty, reduce the amount of the guaranty, or, if it has already paid under the guaranty, seek recovery of any loss related to the deficiency from us.

As of December 31, 2023, Mid Penn had $1.4 million of PPP loans yet to be forgiven.

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Our SBA lending program is dependent upon the federal government, and we face specific risks associated with originating SBA loans.

Our SBA lending program is dependent upon the federal government. As an SBA Preferred Lender, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. Our SBA lending program depends on interaction with the SBA, which is an independent agency of the federal government. During a lapse of funding, such as a government shutdown, the SBA may not be able to engage in such interaction which may have a material adverse effect on our financial condition and the demand for our services could decline. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender's Preferred Lender status. If we lose our status as a Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders. Also, any changes to the SBA program, including changes to the level of guarantee provided by the federal government on SBA loans, could adversely affect our business and earnings.

We generally sell the guaranteed portion of our SBA 7(a) program loans in the secondary market. These sales have resulted in premium income for us at the time of sale and created a stream of future servicing income. We may not be able to continue originating these loans or selling them in the secondary market. Furthermore, even if we are able to continue originating and selling SBA 7(a) program loans in the secondary market, we might not continue to realize premiums upon the sale of the guaranteed portion of these loans. When we sell the guaranteed portion of our SBA 7(a) program loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on the non-guaranteed portion of a loan, we share any loss and recovery related to the loan pro-rata with the SBA. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may deny its liability under the guaranty for the affected loan or loans, reduce the amount of the guaranty, or, if it has already paid under the guaranty, seek recovery of the principal loss related to the deficiency from us, which could adversely affect our business and earnings.

The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our business and earnings.

Acts of terrorism, natural disasters, global climate change, pandemics and global conflicts may have a negative impact on our business and operations.

Acts of terrorism, natural disasters, global climate change, pandemics, global conflicts and geopolitical tensions (including as a result of the Russia-Ukraine and Israel-Hamas conflicts) or other similar events could have a negative impact on our business and operations. While we have business continuity plans in place, such events occurring or persisting, such as the COVID-19 or any future pandemic, could disrupt or delay the normal operations of our business and our facilities (including communications and technology), result in harm to or cause travel limitations on our employees, and have a similar impact on our clients, suppliers, third-party vendors and counterparties. These events also could impact us negatively to the extent that they result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity in the United States or abroad, or in financial market settlement functions. In addition, these or similar events may impact economic growth negatively, which could have an adverse effect on our business and operations and may have other adverse effects on us in ways that we are unable to predict.

The impact of and response to the COVID-19 pandemic could adversely affect Mid Penn's business, financial condition, and results of operations.

The impact and response to the COVID-19 pandemic has negatively impacted economic and commercial activity and financial markets. Measures to contain the virus, such as stay-at-home orders, travel restrictions, closure of non-essential businesses, occupancy limitations and social distancing requirements, resulted in significant business and operational disruptions, including business closures, and mass layoffs and furloughs. Though most restrictions have been lifted or eased and consumer and business spending and unemployment levels have improved significantly, the economic recovery has been uneven, with industries such as travel, entertainment, hospitality and food service lagging. Supply chain disruptions precipitated by the abrupt economic slowdown have contributed to increased costs, lost revenue, and inflationary pressures for many segments of the economy. Further, a significant number of workers left their jobs during the COVID-19 pandemic, leading to wage inflation in many industries as businesses attempt to fill vacant positions.

In addition, an increase in the remote work force resulting from the COVID-19 pandemic and the potential for a long-term change in remote work practices may also increase risks related to cybersecurity and information security. The operation of a hybrid workplace may negatively impact Mid Penn's ability to attract and retain qualified personnel. Differences in the demands, expectations and priorities of the workforce may require Mid Penn to rethink and amend its recruiting and retention strategies in order to attract and keep new employees.

The extent to which the effects of the COVID-19 pandemic will continue to affect our business is unknown.

The lasting impact of the COVID-19 pandemic could:
- reduce the demand for loans and other financial services;
- result in increases in loan delinquencies, problem assets, and foreclosures;
- cause the value of collateral for loans, especially real estate, to decline in value;
- reduce the availability and productivity of our employees;
- cause our vendors and counterparties to be unable to meet existing obligations to us;
- negatively impact the business and operations of third-party service providers that perform critical services for our business;
- cause the value of our securities portfolio to decline; and
- cause the net worth and liquidity of loan guarantors to decline, impairing their ability to honor commitments to us.

Any one or a combination of the above events could have a material, adverse effect on Mid Penn's business, financial condition, and results of operations.

Interest rate volatility stemming from COVID-19 could negatively affect our net interest income, lending activities, deposits and profitability.

Our net interest income, lending activities, deposits and profitability could be negatively affected by volatility in interest rates caused by uncertainties stemming from COVID-19. In March 2020, the Federal Reserve lowered the target range for the federal funds rate to a range from 0 to 0.25%, citing concerns about the impact of COVID-19 on markets and stress in the energy sector. In a series of moves beginning March 17, 2022 through July 25, 2023 intended to curb increasing inflation, the Federal Reserve increased the federal funds rate to a target range of 5.25% to 5.5%. A prolonged period of extremely volatile and unstable market conditions would likely increase our funding costs and negatively affect market risk mitigation strategies. Higher income volatility from changes in interest rates and spreads to benchmark indices could cause a loss of future net interest income and a decrease in current fair market values of our assets. Fluctuations in interest rates will impact both the level of income and expense recorded on most of our assets and liabilities and the market value of all interest-earning assets and interest-bearing liabilities, which in turn could have a material adverse effect on our net income, operating results, or financial condition.

If Mid Penn's information systems are interrupted or sustain a breach in security, those events may negatively affect Mid Penn's financial performance and reputation.

In conducting its business, Mid Penn relies heavily on its information systems. Maintaining and protecting those systems and data is difficult and expensive, as is dealing with any failure, interruption, or breach in security of these systems, whether due to acts or omissions by Mid Penn or by a third party, and whether intentional or not. Any such failure, interruption, or breach could result in failures or disruptions in Mid Penn's customer relationship management, general ledger, deposit, loan, and other systems. A breach of Mid Penn's information security may result from fraudulent activity committed against Mid Penn or its clients, resulting in financial loss to Mid Penn or its clients, or privacy breaches against Mid Penn's clients. Such fraudulent activity may consist of check fraud, electronic fraud, wire fraud, "phishing", social engineering, identity theft, or other deceptive acts. The policies, procedures, and technical safeguards put in place by Mid Penn to prevent or limit the effect of any failure, interruption, or security breach of its information systems and data may be insufficient to prevent or remedy the effects of any such occurrences. The occurrence of any failures, interruptions, or security breaches of Mid Penn's information systems and data could damage Mid Penn's reputation, cause Mid Penn to incur additional expenses, result in online services or other businesses becoming inoperable, subject Mid Penn to regulatory sanctions or additional regulatory scrutiny, or expose Mid Penn to civil litigation and possible financial liability, any of which could have a material adverse effect on Mid Penn's financial condition and results of operations.

Mid Penn's business operations and interaction with customers are increasingly done via technology and electronic delivery channels, and this has increased risks related to cyber-attacks and cyber incidents.

In the normal course of business, we collect, process and retain sensitive and confidential information regarding our customers. Although we devote significant resources and management focus to ensuring the integrity of our systems, Mid Penn is exposed to the risk of cyber-attacks in the normal course of business. In general, cyber incidents can result from deliberate attacks or unintentional events. An increased level of attention in the industry is focused on cyber-attacks that include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. To combat against these attacks, Mid Penn has certain security systems and policies and procedures in place to prevent or limit the effect of the possible security breach of its information systems and it has insurance against some cyber-risks and attacks. While Mid Penn has not incurred any material losses related to cyber-attacks, nor is it aware of any specific or threatened cyber-incidents as of the date of this report, it may incur substantial costs and suffer other negative consequences if it falls victim to successful cyber-attacks. Such negative consequences could include remediation costs that may include liability for stolen assets or information and repairing system damage that cyber-attacks may have caused; deploying additional personnel and protection technologies, training employees, and engaging third party experts and consultants; lost revenues resulting from unauthorized use of proprietary information or the failure to retain or attract customers following an attack; litigation; and reputational damage adversely affecting customer or investor confidence, any of which could have a material adverse effect on our business, financial condition or results of operations.

We are required to make a number of judgments in applying generally accepted accounting standards, and different estimates and assumptions in the application of these accounting standards could result in a decrease in capital and/or other material changes to our reports of financial condition and results of operations.

Generally accepted accounting principles involve certain estimates and processes that are particularly susceptible to significant change, including those related to the determination of the allowance for credit losses and reserve for unfunded lending commitments, the fair value of and potential impairment of certain financial instruments including investment securities, income tax assets or liabilities (including deferred tax assets and any related valuation allowance), and share-based compensation. While we have identified critical accounting policies and have procedures and processes in place to support making the related judgments and estimates, changes to the processes, assumptions, or models in the application of these generally accepted accounting principles, and the impact to the related judgments and estimates could result in a decrease to net income and, possibly, capital and may have a material adverse effect on our financial condition and results of operations. From time to time, the Financial Accounting Standards Board and the SEC issues changes to or updated interpretations of the financial accounting and reporting guidance that governs the preparation of Mid Penn's financial statements. These changes are beyond our control, can be difficult to predict, and could materially impact how we report our financial condition and results of operations. We could be required to apply new or revised guidance retrospectively, which may result in the revision of prior financial statements by material amounts. The implementation of new or revised guidance could also result in material adverse effects to our reported capital.

Mid Penn's mortgage banking income may experience significant volatility.

Mortgage banking income is highly influenced by the level and direction of market forces including mortgage interest rates, and real estate and refinancing activity. Mid Penn sells a significant amount of residential mortgage loans into the secondary market. The sale of these loans generates noninterest income and can be a source of liquidity for the Bank. Disruption in the secondary market for residential mortgage loans as well as declines in real estate values could result in an inability to sell mortgage loans on the secondary market, which could negatively impact Mid Penn's liquidity position. A decline in real estate values could decrease the potential of mortgage originations for Mid Penn, which could negatively impact our earnings.

Additionally, in lower interest rate environments, the demand for mortgage loans and refinancing activity will tend to increase. This has the effect of increasing fee income but could adversely impact the estimated fair value of Mid Penn's mortgage servicing rights as the rate of loan prepayments increase. In higher interest rate environments, the demand for mortgage loans and refinancing activity will generally be lower. This has the effect of decreasing mortgage loan originations and refinance activities, and related fee income opportunities.

Mid Penn could be required to repurchase mortgage loans or indemnify mortgage loan purchasers due to breaches of representations and warranties, borrower fraud, or certain borrower defaults, which could have a material adverse impact on our liquidity, results of operations and financial condition.

Mid Penn originates and sells a significant amount of residential mortgage loans into the secondary market. When Mid Penn sells mortgage loans, Mid Penn is required to make customary representations and warranties to purchasers about the mortgage loans and the manner in which they were originated. The agreements pursuant to which the loans are sold require Mid Penn to repurchase or substitute mortgage loans in the event there was a breach of any of these representations or warranties. In addition, Mid Penn may be required to repurchase mortgage loans as a result of borrower fraud or in the event of early payment default of the borrower on a mortgage loan. If repurchase and indemnity demands increase significantly, Mid Penn's liquidity, results of operations and financial condition may be adversely affected.

Mid Penn's profitability depends significantly on economic conditions in Pennsylvania.

Unlike larger or regional financial institutions that are more geographically diversified, Mid Penn's success is dependent to a significant degree on economic conditions in Pennsylvania, especially in the nineteen counties and the specific markets primarily served by Mid Penn. The banking industry is affected by general economic conditions, including the effects of

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inflation, recession, unemployment, real estate values, trends in national and global economics, and other factors beyond our control. An economic recession or a delayed recovery over a prolonged period of time in Pennsylvania, or more specific to the counties or communities in Pennsylvania served by Mid Penn, could cause an increase in the level of the Bank's non-performing assets and loan losses, thereby causing operating losses, impairing liquidity, and eroding capital. Mid Penn cannot assure that adverse changes in the local and state economy supporting its market area would not have a material adverse effect on Mid Penn's consolidated financial condition, results of operations, and cash flows.

Mid Penn is subject to claims and litigation pertaining to fiduciary responsibility.

From time to time, customers and shareholders may make claims and take legal action pertaining to Mid Penn's performance of its fiduciary responsibilities. Whether such claims and legal action related to Mid Penn's performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to Mid Penn, the claims or related litigation processes may result in significant financial expense and liability, and/or adversely affect the market perception of Mid Penn and its products and services, as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on Mid Penn's business, which, in turn, could have a material adverse effect on Mid Penn's financial condition and results of operations.

Mid Penn operates in a highly regulated environment and may be adversely affected by changes in federal, state and local laws and regulations.

The Corporation, the Bank, and its nonbank subsidiaries are collectively subject to extensive regulation, supervision and examination by federal and state banking authorities. The potential exists for additional or amended federal or state laws and regulations, or changes in supervisory policies or activities, to materially affect many aspects of Mid Penn's operations, including capital levels, lending and funding practices, and liquidity standards. New laws and regulations may increase costs of regulatory compliance and of doing business and otherwise affect operations and may significantly affect the markets in which Mid Penn does business, the markets for and value of Mid Penn's loans and investments, the ability to attract deposits at a reasonable cost, the fees charged, and ongoing operations, costs and profitability. Further, additional legislation and regulations that could significantly affect Mid Penn's powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on its financial condition and results of operations. Also, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. Any changes in applicable regulations or federal, state or local legislation, or the exercise of bank regulatory authority, may have a negative impact on Mid Penn's results of operations, financial condition, and its ability to pay dividends on common stock. The burden imposed by federal and state regulators puts Mid Penn at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies.

In addition, changes in laws or regulations that affect Mid Penn's customers and business partners could negatively affect Mid Penn's revenues and expenses. Certain changes in laws such as tax law reforms that impose limitations on the deductibility of interest may decrease the demand for Mid Penn's products or services and could negatively affect its revenues and results of operations. Other changes in laws or regulations could cause Mid Penn's third-party service providers and other vendors to increase the prices they charge to Mid Penn and negatively affect Mid Penn's expenses and financial results.

The soundness of other financial institutions may adversely affect Mid Penn.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. Mid Penn has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose Mid Penn to credit risk and losses in the event of a default by a counterparty or client. Any such losses could have a material adverse effect on Mid Penn's financial condition and results of operations.

During 2023, five banks either failed or were sold in an FDIC-assisted transaction. Mid Penn did not have any direct exposure to any of the affected banks. However, if other banks or financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

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Volatility in financial markets and the economy may have materially adverse effects on our liquidity and financial condition.

The capital and credit markets have recently experienced extreme volatility and economic disruption, most recently due to the takeover by the FDIC of both Silicon Valley Bank ("SVB") and Signature Bank in March 2023, and, prior to that, due to the COVID-19 pandemic. Adverse financial market and economic conditions can exert downward pressure on stock prices, security prices, and credit availability for certain issuers without regard to their underlying financial strength. The volatility resulting from the failures of SVB and Signature Bank has particularly impacted the price of securities issued by financial institutions, including Mid Penn's.

If such levels of financial market and economic disruption and volatility continue, there can be no assurance that Mid Penn will not experience adverse effects, which may materially affect its liquidity, financial condition, and profitability.

Mid Penn's banking subsidiary may be required to pay higher FDIC insurance premiums or special assessments which may adversely affect its earnings.

Poor economic conditions and the resulting bank failures from the most recent recession stressed the DIF and increased the costs of the Bank's FDIC insurance assessments. Promptly following the recent failures of SVB and Signature Bank in March 2023, the federal banking regulators announced that the FDIC will use funds from the DIF to ensure that all depositors in SVB and Signature Bank are made whole, at no cost to taxpayers. Mid Penn anticipates that the FDIC will impose additional special assessments on all banks in order to replenish the DIF. Mid Penn generally is unable to control the amount of premiums or special assessments that its banking subsidiary is required to pay for FDIC insurance. Any special assessments or future changes in the calculation or assessment of FDIC insurance premiums may have a material adverse effect on the results of Mid Penn's operations and financial condition.

If we conclude that there is a decline in the value of any of our investment securities, we are required to record an allowance for credit losses where periodic changes are recognized in earnings.

Mid Penn reviews its available-for-sale investment securities portfolio at each quarter-end reporting period to determine if any security has a fair value less than its amortized cost. To determine whether a decline in fair value resulted from a credit loss or other factors, Mid Penn performs further analysis as outlined below:

- Review the extent to which the fair value is less than the amortized cost and observe the security's lowest credit rating as reported by third-party credit ratings companies.

- The securities that violate the credit loss triggers above would be subjected to additional analysis that may include, but is not limited to: changes in market interest rates, changes in securities credit ratings, security type, service area economic factors, financial performance of the issuer/or obligor of the underlying issue and third-party guarantee.

- If Mid Penn determines that a credit loss exists, the credit portion of the allowance will be measured using a DCF analysis using the effective interest rate as of the security's purchase date. The amount of credit loss Mid Penn records will be limited to the amount by which the amortized cost exceeds the fair value.

Due to the complexity of the process, inputs, calculations and assumptions used in determining whether an investment is in an unrealized loss position, Mid Penn's assessment of or disclosure of the credit loss on investments may not accurately reflect the actual credit loss in the future.

Mid Penn is subject to environmental, social and governance ("ESG") risks that could adversely affect our results of operations, reputation, and the market price of our securities.

Mid Penn is subject to a variety of risks arising from ESG matters. ESG matters include environmental and climate change activism, diversity activism, and racial and social justice issues. Such matters may involve our personnel, customers, or third parties with whom we do business. Risks arising from ESG matters may adversely affect, among other things, our reputation and the market price of our securities. Further, Mid Penn may be exposed to negative publicity based on the identity and activities of our shareholders, those to whom we lend and with which we otherwise do business, and the public's view of the approach and requirements of our state or federal regulators, customers, and business partners with respect to ESG matters. Any such negative publicity could arise through traditional media or electronic social media platforms. Mid Penn's relationships and reputation with our existing and prospective customers and third parties with which we do business could be damaged if we were to become the subject of any such negative publicity. This, in turn, could have an adverse effect on Mid Penn's ability to attract and retain customers and employees and could have a negative impact on the market price for our securities.

MID PENN BANCORP, INC.

Investor advocacy groups, investment funds and influential investors have begun to consider the steps taken and resources allocated by financial institutions and other commercial organizations with respect to ESG matters when making investment decisions. Certain investors are beginning to incorporate the business risks of ESG regulation and activism and the adequacy of companies' responses to these into their investment decisions. These shifts in investing priorities may result in adverse effects on the market price of Mid Penn's securities.

The U.S. Congress, state legislatures and federal and state regulatory agencies, as well as certain stock exchanges, continue to propose numerous initiatives related to ESG matters. Similar and even more expansive initiatives are expected under the current administration, including potentially increasing supervisory expectations with respect to banks' risk management practices, accounting practices, and credit portfolio concentrations management practices. The lack of empirical data surrounding the credit and other financial risks posed by ESG regulation and activism render it impossible to predict how specifically ESG matters may impact Mid Penn's financial condition and results of operations.

Federal and state banking regulators and supervisory authorities, investors and other stakeholders have increasingly viewed financial institutions as a tool to effect ESG activism, both directly and with respect to their customers, which may result in financial institutions coming under increased pressure regarding the disclosure and management of ESG matters. Given that ESG matters could impose systemic risks upon the financial sector, via disruptions in economic activity resulting from activism, Mid Penn faces increasing focus on our resilience to ESG risks. Ongoing legislative or regulatory uncertainties and changes regarding ESG risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs.

Actual or perceived shortcomings with respect to these ESG initiatives and reporting can impact Mid Penn's ability to hire and retain employees, increase its customer base or attract and retain certain types of investors. In addition, certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed scores and ratings to evaluate companies based upon ESG metrics. Collecting, measuring and reporting ESG information and metrics can be costly, difficult and time consuming, is subject to evolving reporting standards, and can present numerous operational, reputational, financial, legal and other risks, any of which could have a material impact, including on Mid Penn's reputation and stock price.

Mid Penn is subject to environmental liability risk associated with lending activities.

A significant portion of Mid Penn's loan portfolio is secured by real property. During the ordinary course of business, Mid Penn may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, Mid Penn may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require Mid Penn to incur substantial expenses and may materially reduce the affected property's value or limit Mid Penn's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase Mid Penn's exposure to environmental liability. Although Mid Penn has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on Mid Penn's financial condition and results of operations.

Mid Penn's financial performance may suffer if its information technology is unable to keep pace with its growth or industry developments.

Effective and competitive delivery of Mid Penn's products and services is increasingly dependent upon the successful and uninterrupted functioning of our information technology resources and processes provided both internally and through third party vendors. In addition to better serving customers, the effective use of technology increases efficiency and enables Mid Penn to reduce costs. Mid Penn's future success will depend, in part, upon its ability to address the needs of its customers by effectively and safely using technology to provide products and services to enhance customer convenience, attract customers who prefer technological delivery channels, and to create additional efficiencies in its operations. Many of Mid Penn's competitors have greater resources to invest in technological improvements and infrastructure. Additionally, as technology and information security requirements in the financial services industry change and evolve, keeping pace becomes increasingly complex and expensive for Mid Penn. There can be no assurance that Mid Penn will be able to effectively keep pace with these technological advancements or the related substantial costs and investments required, which could adversely affect its financial condition and results of operations.

MID PENN BANCORP, INC.

Growing by acquisition entails certain risks, and difficulties in integrating past or future acquisitions could adversely affect our business.

On May 19, 2023, Mid Penn's acquisition of Brunswick Bancorp and its wholly-owned subsidiary, Brunswick Bank & Trust Company, was completed. Mid Penn has also completed four other merger acquisitions in recent years (The Scottdale Bank & Trust Company and First Priority Financial Corp. in 2018, Riverview Financial Corporation on November 30, 2021, and Managing Partners, Inc on December 30, 2022).

Generally, Mid Penn must receive federal and state regulatory approval before it can acquire a bank or bank holding company. In determining whether to approve a proposed bank acquisition, bank regulators will consider, among other factors, the effect of the acquisition on competition and future prospects. Regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations. We cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. Growth by acquisition involves substantial risks, as the ultimate success of such acquisitions may depend on, among other things, the ability to realize anticipated cost savings and to integrate the acquired companies and operation in a manner that does not result in decreased revenues. Excessive acquisition costs, conversion costs and the disruption of existing customer relationships in both the acquired companies and legacy markets may occur. If we are not able to successfully achieve the financial efficiencies or integration and growth objectives of acquisitions, the anticipated benefits of an acquisition may not be realized fully, or at all, or may take longer to realize than planned.

Further, the asset quality or other financial characteristics of an acquired company may deteriorate from the date a merger or other acquisition agreement is entered into and when the transaction is completed or the post-merger period.

Mid Penn has spent and may continue to spend significant resources identifying companies and businesses to acquire. The efficient and effective integration of any companies and businesses we acquire and integrate into our organization is critical to our growth. The recent Scottdale, First Priority, and Riverview mergers, the Brunswick Bancorp acquisition, and any future mergers or acquisitions, involve numerous risks including difficulties in integrating the culture, operations, technologies and personnel of the acquired companies, the diversion of management's attention from other business concerns and the potential loss of customers. Failure to fully integrate the operations of any acquired business successfully, or to integrate the operations of future acquisition targets, could harm Mid Penn's business, financial condition, results of operations and cash flows.

We plan to pursue a growth strategy and there are risks associated with rapid growth.

We intend to pursue a growth plan consistent with our prior business strategy, including growth by acquisition, as well as leveraging our existing branch network or adding new branch locations or offices and personnel in current and adjacent markets we choose to serve. The Scottdale, First Priority, and Riverview mergers and Brunswick Bancorp acquisition are reflective of our growth strategy.

Our ability to manage growth successfully will depend on our ability to attract or retain qualified personnel, maintain cost controls and efficiencies, and ensure our areas of growth continue to meet our high asset quality standards, while attracting additional loans and deposits on favorable terms, as well as on factors beyond our control, such as economic conditions and competition in existing and new markets. If we grow too quickly and are not able to attract qualified personnel, control costs and maintain asset quality, this continued rapid growth could materially adversely affect our financial performance.

The value of our goodwill and other intangible assets may decline in the future.

As of December 31, 2023, we had $127.0 million of goodwill and $6.5 million of other intangible assets. A significant decline in our expected future cash flows, a significant adverse change in the business climate, slower economic growth or a significant and sustained decline in the price of our common stock, any or all of which could be materially impacted by many of the risk factors discussed herein, may necessitate our taking charges in the future related to the impairment of our goodwill. Future regulatory actions could also have a material impact on assessments of goodwill for impairment. If we were to conclude that a future write-down of our goodwill is necessary, we would record the appropriate charge, which could have a material adverse effect on our results of operations. We cannot provide assurance that we will not be required to take an impairment charge in the future. Any such charge would have an adverse effect on our shareholders' equity and financial results and could cause a decline in our stock price.

Identifiable intangible assets other than goodwill consist of core deposit intangibles, books of business, and other intangible assets. Adverse events or circumstances could impact the recoverability of these intangible assets including loss of core deposits, significant losses of customer accounts and/or balances, increased competition or adverse changes in the economy. To the extent these intangible assets are deemed unrecoverable, a non-cash impairment charge would be recorded, which could have a material adverse effect on our results of operations.

Risks Related to Mid Penn Common Stock

The trading volume in Mid Penn's common stock is less than that of other larger financial services companies.

Mid Penn's common stock is listed for trading on NASDAQ (symbol: MPB); however, the trading volume in its common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of Mid Penn's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which Mid Penn has no control. Given the generally lower trading volume of Mid Penn's common stock, significant sales of Mid Penn's common stock, or the expectation of these sales, could cause Mid Penn's stock price to fall.

The market price of Mid Penn common stock may fluctuate significantly, and this may make it difficult for investors to resell shares of common stock owned by them at times or at prices they find attractive.

The market price of our common stock as reported on NASDAQ is subject to constant change during business trading hours. We expect that the market price of Mid Penn common stock will continue to fluctuate and there can be no assurance about the stability or trend of market prices for Mid Penn common stock. Stock price volatility, particularly with a stock like ours with lower trading volumes than larger financial services companies, may make it difficult for investors to resell their Mid Penn common stock when they want and at times or prices that they find attractive. Mid Penn's stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. These factors include those described elsewhere in this entire "Risk Factors" section, in this document, and our other filings with the SEC.

Mid Penn's ability to pay dividends on its common stock, and principal and interest on its subordinated notes, depends primarily on dividends from its banking subsidiary, which is subject to regulatory limits.

Mid Penn is a bank holding company and its operations are conducted primarily by its banking subsidiary. Mid Penn's ability to pay dividends on its common stock, and principal and interest on its subordinated notes, depends on its receipt of dividends from the Bank. Dividend payments from its banking subsidiary are subject to legal and regulatory limitations, generally based on net profits and retained earnings, imposed by the respective regulatory agencies that supervise the Bank. The ability of the Bank to pay dividends is also subject to profitability, financial condition, liquidity, and capital management limits. There is no assurance that Mid Penn's banking subsidiary or other subsidiaries established in the future will be able to pay dividends, or that Mid Penn itself will generate adequate cash flow to pay dividends in the future. Federal Reserve policy, which applies to Mid Penn as a registered bank holding company, also provides that dividends by bank holding companies should generally be paid out of earnings from both the current period and a designated look-back period. Mid Penn's ability to pay dividends on its common stock, or the amount of any dividends paid, could have a material adverse effect on the market price of its common stock.

Mid Penn may need to, or be required to, raise additional capital in the future, and capital may not be available when needed and on terms favorable to current stockholders.

Federal banking regulators require the Corporation and the Bank to maintain adequate levels of capital to support their operations. These capital levels are determined and dictated by law, regulation, and banking regulatory agencies. Regulators may, from time to time, implement changes to regulatory capital adequacy guidelines. Furthermore, regulators may require that the Corporation and/or the Bank to maintain higher levels of capital based on their condition, risk profile, growth plans, or conditions in the banking industry or economy. Failure to maintain capital to meet current or future regulatory requirements could have a significant material adverse effect on Mid Penn's business, financial condition, and results of operations. In addition, capital levels are also determined by Mid Penn's management and board of directors, based on capital levels that they believe are necessary to support Mid Penn's business operations.

If Mid Penn raises capital through merger and acquisition activities, or through the issuance of additional shares of its common stock or other securities, it would likely dilute the ownership interests of current investors and could dilute the per share book value and earnings per share of its common stock. Furthermore, a capital raise through issuance of additional shares may have an adverse impact on Mid Penn's stock price. New investors also may have rights, preferences and privileges senior to Mid Penn's current common stockholders, which may adversely impact its current common stockholders.

MID PENN BANCORP, INC.

Mid Penn's ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside of its control, and on its financial performance. Accordingly, Mid Penn cannot be certain of its ability to raise additional capital on acceptable terms and acceptable time frames or to raise additional capital at all. The inability to raise capital in sufficient amounts may adversely affect Mid Penn's business, financial condition and results of operations.

Offerings of debt, which would be senior to Mid Penn's common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

Mid Penn may attempt to increase its capital resources if the Corporation's or the Bank's capital ratios fall below the required minimums. The Corporation or the Bank could be required to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, senior or subordinated notes and preferred stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. If a future liquidation of Mid Penn occurs, holders of debt securities and shares of preferred stock and lenders with respect to other borrowings are likely to receive distributions of available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of existing shareholders or reduce the market price of our common stock, or both. Holders of Mid Penn common stock are not entitled to preemptive rights or other protections against dilution.

Also, Mid Penn's board of directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the shareholders. The board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over common stock with respect to dividends or upon our dissolution, winding up and liquidation and other terms. If Mid Penn issues preferred stock in the future that has a preference over its common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if preferred stock is issued with voting rights that dilute the voting power of common stock, the rights of holders of Mid Penn's common stock or the market price of the common stock could be adversely affected.

Pennsylvania Business Corporation Law and various anti-takeover provisions under our articles of incorporation and bylaws could impede the takeover of Mid Penn.

Various Pennsylvania laws affecting business corporations may have the effect of discouraging offers to acquire Mid Penn, even if the acquisition would be advantageous to shareholders. In addition, Mid Penn has various anti-takeover measures in place under its articles of incorporation and bylaws, including a supermajority vote requirement for mergers, the staggered election of Mid Penn's board of directors, and the absence of cumulative voting. Any one or more of these laws or measures may impede the takeover of Mid Penn and may prevent its shareholders from taking part in a transaction in which they could realize a premium over the current market price of its common stock.

Mid Penn's common stock is not insured by any governmental entity.

Although Mid Penn and the Bank are regulated by governmental agencies, Mid Penn common stock is not a deposit account or other obligation of the Bank or any other bank and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund, any other governmental entity or by any other public or private entity. Investment in Mid Penn common stock is inherently risky for the reasons described elsewhere in this "Risk Factors" section, in this document, and our other filings with the SEC. Mid Penn common stock is also subject to the same market forces that affect the price of common stock in any other publicly traded company. As a result, investors who acquire Mid Penn common stock may lose some or all of their investment.

General Risk Factors

Mid Penn's controls and procedures may fail or be circumvented.

Management maintains Mid Penn's internal controls, disclosure controls and procedures, and corporate governance policies and procedures, and periodically reviews and updates them. Any system of controls, however well designed and operated, is based in part on performance by personnel or certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of Mid Penn's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on Mid Penn's business, results of operations, and financial condition.

Mid Penn may not be able to attract and retain skilled personnel.

MID PENN BANCORP, INC.

Mid Penn's success depends, in large part, on its ability to attract and retain qualified, key personnel. Competition for the best personnel in most activities engaged in by Mid Penn can be intense, and Mid Penn may not be able to hire or retain them. In addition, changes to the labor market as a result of the COVID-19 pandemic (including elevated employee attrition, labor availability and wage inflation) have exacerbated and may continue to exacerbate the challenges of attracting and retaining talented and diverse employees. Limitations in the way regulated financial institutions can compensate their officers and employees, including those requirements contained in Dodd-Frank, may make it more difficult for regulated financial institutions, including Mid Penn, to compete with unregulated companies for talent. The unexpected loss of services of one or more of Mid Penn's key personnel could have a material adverse impact on Mid Penn's business because of their skills, knowledge of Mid Penn's market, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

MID PENN BANCORP, INC.

ITEM 1C. CYBERSECURITY

Mid Penn places an emphasis on managing risks effectively to achieve its business goals and maintain the confidence of its shareholders. Cybersecurity is one of the company's most critical risks and is an integral part of our Risk Management program. We are open about our willingness to take risks and regularly review and update our risk management policies to keep up with the ever-changing financial landscape. Our risk committees, made up of experienced professionals, carefully evaluate the risks associated with our business activities, ensuring that our risk-taking aligns with our overall corporate goals.

Mid Penn engages a team of external assessors, auditors, and consultants to support our cybersecurity and risk management efforts. We seek information and guidance from reputable third-party organizations such as CISA, RMA, and FS-ISAC to aid in making responsible decisions and mitigating risks. We utilize threat detection and prevention technologies to analyze network traffic and identify atypical behavior that may indicate a potential cyber threat. This proactive approach is intended to enable us to detect threats before they can cause harm to our systems or compromise sensitive information. Additionally, we conduct regular penetration testing and vulnerability assessments to identify and remedy potential deficiencies in our systems.

Mid Penn protects and monitors its technology environment with industry leading security tools including next-generation firewalls with intrusion prevention services, intrusion detection and response tools, email security gateway, log and event monitoring software, and an industry-leading antivirus solution. Each system is administered and monitored by members of our Information Technology and Information Security staff. Real-time alerts received from these systems are responded to by staff and worked until the threat is determined to be mitigated. Impactful computer security events would be subject to the guidance provided in our Incident Response Program, that is tested annually so we are ready to respond if needed.

Mid Penn relies on several reputable service providers who provide systems or support to our technology environment. Service providers are selected carefully and monitored closely through our Vendor Management program. With routine, ongoing service provider reviews that exist throughout the relationship with the service provider, and with alerting for notable events for our service providers in place, we can quickly identify potential threats and mitigate threats with our service providers as needed.

We have created a robust Information Security Awareness Program to deliver our employees pertinent and timely educational content. Mindful that human error can be a significant factor in cybersecurity incidents, our employees undergo regular training to stay informed about the latest threats and best practices. This reduces the risk of inadvertent security breaches and cultivates a culture of security throughout the organization. Additionally, we regularly conduct social engineering tests on our employees to keep them sharp and alert for threats through email, text messages, and voice calls.

Mid Penn did not experience a material incident to our computer systems or networks in 2023.

Mid Penn's Information Technology and Security management team is responsible for implementing and executing the company's cybersecurity strategy on a day-to-day basis. This team of cybersecurity experts specializes in managing risks for financial services providers. The Chief Information Security Officer has 20 years of experience and is accompanied by an Information Security Officer with ten years of experience in the field. With over twenty years of experience providing secure networks for the banking industry, the Information Technology Operations Manager is highly skilled in network security and risk mitigation. Information Technology and Security management hold a monthly meeting to assess the organization's cybersecurity position and distributes information to the Board of Directors.

The Board of Directors oversees the risk management process, while executive leadership implements risk mitigation and cybersecurity strategies. The company's cybersecurity strategy is actively overseen and guided by the Board of Directors through a quarterly subcommittee meeting with the full Board engaged annually. Executive management provides cybersecurity and risk management updates to the Board through the Risk Committee and the Technology Steering Committee. Information Technology knowledge is considered a core competency by eight of fifteen Board members. They guide the full Board in setting cybersecurity objectives, approving policies, and allocating resources.

We acknowledge that risk is a natural part of the financial industry. The threat landscape is ever-changing, and with increasingly sophisticated techniques, threat actors pose a greater risk to Mid Penn and its customers, leaving us vulnerable to cyberattacks and information security incidents. However, our commitment is to maintain a careful balance between innovation and risk mitigation. To achieve this, we have developed a risk appetite that aligns with our strategic goals and regulatory requirements. This framework encourages innovation while ensuring our risks are well-understood, measured, and managed.

MID PENN BANCORP, INC.

ITEM 2. PROPERTIES

The Bank owns a building in Harrisburg, Pennsylvania, located at 2407 Park Drive, which serves as the Corporation's headquarters. The Bank also owns a building in Millersburg, Pennsylvania, located at 349 Union Street, which serves as the Bank's headquarters. Additionally, the Bank owns one building in Halifax, Pennsylvania that serves as an operational support facility and one building in Harrisburg, Pennsylvania that serves as corporate administrative and operational support offices. Administrative space is also leased in Pottsville, Lancaster, Clearfield and Chambersburg, Pennsylvania. As of December 31, 2023, the Bank's retail office network was comprised of 49 full-service retail locations. The Bank owned 28 of those locations and leased 21 locations.

All real estate owned by Mid Penn is free and clear of encumbrances. Mid Penn's leases expire at various dates through the year 2039 and generally include options to renew. For additional information regarding the lease commitments, See "Note 7 - Leases"*,* within Item 8, Notes to Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

Management is not aware of any litigation that would have a material adverse effect on the consolidated financial position of the Corporation. Mid Penn and the Bank have no proceedings pending other than ordinary, routine litigation occurring in the normal course of business. In addition, management does not know of any material proceedings contemplated by governmental authorities against Mid Penn, the Bank, or any of its properties.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Corporation's common stock is traded on NASDAQ under the symbol MPB.

Transfer Agent: Computershare, Attn: Shareholder Services, P.O. Box 30170, College Station, TX 77842-3170. Phone: 1-800-368-5948.

Number of Shareholders: As of March 28, 2024, there were approximately 4,400 shareholders of record of Mid Penn's common stock.

Dividends: Mid Penn's dividend payout philosophy looks to provide reasonable quarterly cash returns to shareholders while still retaining sufficient earnings to finance future growth and maintain sound capital levels. The declaration of cash dividends on Mid Penn's common stock is at the discretion of its Board of Directors, and any decision to declare a dividend is based on a number of factors, including, but not limited to, earnings, prospects, financial condition, regulatory capital levels, applicable covenants under any credit agreements and other contractual restrictions, Pennsylvania law, federal and Pennsylvania bank regulatory law, and other factors deemed relevant.

Dividend Reinvestment and Stock Purchases: Shareholders of Mid Penn may acquire additional shares of common stock by reinvesting their cash dividends under the Dividend Reinvestment Plan without paying a brokerage fee. Voluntary cash contributions may also be made under the Plan. For additional information about the Plan, contact the Transfer Agent.

Annual Meeting: The Annual Meeting of the Shareholders of Mid Penn is expected to be held virtually at 10:00 a.m. on Tuesday, May 14, 2024.

Accounting, Auditing and Internal Control Complaints: Information on how to report a complaint regarding accounting, internal accounting controls or auditing matters is available at Mid Penn's website: **www.midpennbank.com**

Purchases of Equity Securities by the Issuer and Affiliated Purchasers: In 2020, Mid Penn announced the adoption of a treasury stock repurchase program ("Repurchase Program") authorizing the repurchase of up to $15.0 million of Mid Penn's outstanding common stock, which represents approximately 3.5% of the issued shares based on Mid Penn's closing stock price and shares issued as of March 31, 2022. The Repurchase Program was extended through May 11, 2024 by Mid Penn's Board of Directors on May 11, 2023. Under the Repurchase Program, Mid Penn may conduct repurchases of its common stock through open market transactions (which may be by means of a trading plan adopted under SEC Rule 10b5-1) or in privately negotiated transactions. Repurchases under the program are made at the discretion of management and are subject to market conditions and other factors. There is no guarantee as to the exact number of shares that Mid Penn may repurchase.

The Repurchase Program may be modified, suspended or terminated at any time, in Mid Penn's discretion, based upon a number of factors, including liquidity, market conditions, the availability of alternative investment opportunities and other factors Mid Penn deems appropriate. The Repurchase Program does not obligate Mid Penn to repurchase any shares.

During the year ended December 31, 2023, Mid Penn repurchased 216,879 shares of common stock at an average price of $22.31 per share under the Repurchase Program. The Repurchase Program had $5.3 million remaining available for repurchase as of December 31, 2023.

There were 12,500 shares repurchased during the fourth quarter of 2023:

	October 2023	November 2023	December 2023
Number of shares repurchased	—	2,500	10,000

Securities Authorized for Issuance under Equity Compensation Plans: Information regarding the Corporation's equity compensation plans is included in Part III, Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

MID PENN BANCORP, INC.

Stock Performance Graph

As of December 31, 2023, to better align with the Company's direct competitors, the Company has chosen to change the composition of its peer group for the performance graph below. The total shareholder return is based on a $100 investment on December 31, 2018.



Total Shareholder's Returns | 5 Year Return

Index	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Mid Penn Bancorp, Inc.	100.00	129.12	101.73	152.16	147.69	124.02
Current Peers (1)	100.00	127.28	100.92	154.07	142.61	147.00
Prior Peers (2)	100.00	123.31	92.01	129.81	122.04	121.37
KBW NASDAQ Bank Index Return	100.00	132.14	114.13	154.13	117.56	111.93

[1] Current Peers includes AMAL, CCNE, CHCO, CNOB, FCF, FFIC, FISI, KRNY, MCB, NFBK, ORRF, PGC, STBA, TBBK, TMP, TRST, UVSP and WASH; Excludes CATC due to announced merger with EBC
[2] Prior Peers includes ACNB, AROW, CARE, CCNE, CHCO, CNOB, CZNC, EBTC, FCF, FISI, FLIC, FRBK, FRST, LBAI, ORRF, PFIS, PGC, SMMF, STBA, TMP and UVSP; Excludes CATC due to announced merger with EBC
Note: Peer group returns reflect average total return of respective peer group

In accordance with the rules of the SEC, this section, captioned "Stock Performance Graph," is not incorporated by reference into any of our future filings made under the Securities Exchange Act of 1934 or the Securities Act of 1933. The Stock Performance Graph, including its accompanying table and footnotes, is not deemed to be soliciting material or to be filed under the Exchange Act or the Securities Act.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this document may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Mid Penn or the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The words "expect," "anticipate," "intend," "plan," "believe," "estimate," and similar expressions are intended to identify such forward-looking statements. Mid Penn's actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation:

- the effects of future economic conditions on Mid Penn, the Bank, its nonbank subsidiaries, and their markets and customers;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes;
- future actions or inactions of the United States government, including a failure to increase the government debt limit or a prolonged shutdown of the federal government;
- business or economic disruption from national or global epidemic or pandemic events;
- the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, the value of investment securities, and interest rate protection agreements;
- the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in Mid Penn's market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the internet;
- an increase in the Pennsylvania Bank Shares Tax to which Mid Penn Bank's capital stock is currently subject, or imposition of any additional taxes on the capital stock of Mid Penn or Mid Penn Bank;
- impacts of the capital and liquidity requirements imposed by bank regulatory agencies;
- the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, Financial Accounting Standards Board, the SEC, and other accounting and reporting standard setters;
- the costs and effects of litigation and of unexpected or adverse outcomes in such litigation;
- technological changes;
- our ability to implement business strategies, including our acquisition strategy;
- our ability to successfully expand our franchise, including acquisitions or establishing new offices at favorable prices;
- our ability to successfully integrate any banks, companies, offices, assets, liabilities, customers, systems and management personnel we acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames;
- potential goodwill impairment charges, or future impairment charges and fluctuations in the fair values of reporting units or of assets in the event projected financial results are not achieved within expected time frames;
- our ability to attract and retain qualified management and personnel;
- results of regulatory examination and supervision processes;
- the failure of assumptions underlying the establishment of reserves for loan losses, the assessment of potential impairment of investment securities, and estimations of values of collateral and various financial assets and liabilities;
- our ability to maintain compliance with the listing rules of NASDAQ;
- our ability to maintain the value and image of our brand and protect our intellectual property rights;
- volatility in the securities markets;
- disruptions due to flooding, severe weather, or other natural disasters or Acts of God;
- acts of war, terrorism, or global military conflict;
- supply chain disruption; and
- the factors described in Item 1A of this Annual Report.

All written or oral forward-looking statements attributable to Mid Penn are expressly qualified in their entirety by these cautionary factors.

This Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of Mid Penn's Consolidated Financial Statements from the view of management and should be read in conjunction with the Consolidated Financial Statements of the Corporation and Notes thereto and other detailed information appearing elsewhere in this Annual Report on Form 10-K. The comparability of the results of operations for the year ended 2023, compared to 2022 and 2021, in general, have been materially impacted by the Brunswick Acquisition, which closed on May 19, 2023.

Mid Penn is not aware of any current trends, events, uncertainties or any current recommendations by the regulatory authorities which, if they were to be implemented, would have a material effect on Mid Penn's or the Bank's liquidity, capital resources, or operations.

Executive Overview

Mid Penn is a financial holding company incorporated in August 1991 in the Commonwealth of Pennsylvania.

Mid Penn generates the majority of its revenues through net interest income, or the difference between interest earned on loans and investments and interest paid on deposits and borrowings. Growth in net interest income is dependent upon balance sheet growth and maintaining or increasing the net interest margin, which is fully taxable-equivalent basis ("FTE") net interest income as a percentage of average interest-earning assets. The Corporation also generates revenue through fees earned on the various services and products offered to its customers and through gains on sales of assets, such as loans, investments and properties. Offsetting these revenue sources are provisions for credit losses, non-interest expenses and income taxes.

The following table presents a summary of the Corporation's earnings and selected performance ratios:

	December 31,					
	2023		2022		2021	
Net Income	$	37,397	$	54,806	$	29,319
Diluted EPS	$	2.29	$	3.44	$	2.71
Dividends Declared	$	0.80	$	0.80	$	0.79
Return on average assets		0.77 %		1.22 %		0.83 %
Return on average equity		7.16 %		10.98 %		8.91 %
Net interest margin [1]		3.26 %		3.59 %		3.30 %
Non-performing assets to total assets		0.27 %		0.21 %		0.22 %
Net charge-off to average loans		0.009 %		(0.002)%		0.068 %

(1) Presented on a FTE basis using a 21% Federal tax rate and statutory interest expense disallowances. See also the "Net Interest Income" section.

During the second quarter of 2023, Mid Penn completed the Brunswick Acquisition, which added total assets of $391.9 million comprised primarily of $324.5 million of loans. This transaction resulted in the addition of 5 branches in central New Jersey. Mid Penn issued 849,510 shares of its common stock as well as a net cash payment to Brunswick shareholders of $27.6 million, for total consideration of $45.7 million for all outstanding stock and the cancellation of options of Brunswick.

Summary of Financial Results

- *Net Income Per Share* - Mid Penn's net income available to common shareholders ("earnings") for the year ended December 31, 2023 was $37.4 million or $2.29 per common share basic and diluted, compared to earnings of $54.8 million or $3.44 per common share basic and diluted for the year ended December 31, 2022. The results for the year ended December 31, 2023 were favorably impacted by loan growth, interest income growth and the Brunswick Acquisition. The year ended December 31, 2023 included the recognition of $15 thousand of Paycheck Protection Program ("PPP") loan processing fees generated as a result of Mid Penn's participation in the PPP compared to $3.8 million for the year ended December 31, 2022. These PPP fees are recognized into interest income over the term of the respective loan, or sooner if the loans are forgiven by the Small Business Administration or the borrowers otherwise pay down principal prior to a loan's stated maturity. The year ended

December 31, 2023 also include merger and acquisition expenses of $5.5 million and post-acquisition restructuring expenses totaling $3.0 million resulting from the Brunswick Acquisition, which was announced on December 20, 2022 and legally closed on May 19, 2023.

- *Net Interest Income*

  ◦ *Net Interest Margin* - For the year ended December 31, 2023, Mid Penn's FTE net interest margin was 3.26% versus 3.59% for the year ended December 31, 2022. The Federal Reserve's Federal Open Market Committee ("FOMC") increased rates four times during 2023. The yield on interest-earning assets increased 121 basis point(s) ("bp") in 2023 compared to 2022 and the rate on interest-bearing liabilities increased 197 bp in 2023 compared to 2022.

  ◦ *Loan Growth* - Total loans, net of unearned income, as of December 31, 2023 were $4.3 billion compared to $3.5 billion as of December 31, 2022, an increase of $738.7 million, or 21.0%. The loan growth occurred primarily within Mid Penn's commercial real estate loan portfolio. As mentioned above, $324.5 million, or 43.9%, of that growth was a result of the Brunswick Acquisition. The mix of commercial real estate and construction portfolios in relation to the total portfolio increased 33.61% and 1.93%, respectively from December 31, 2022 to December 31, 2023. Non-owner occupied office commercial real estate exposure represents 7.1% of total loan balances and is primarily limited to suburban offices.

  ◦ *Deposit Growth* - Total deposits increased $567.9 million, or 15.0%, from $3.8 billion at December 31, 2022, to $4.3 billion at December 31, 2023. The Brunswick Acquisition contributed $282.6 million of additional deposits on the acquisition date.

- *Asset Quality* - Mid Penn adopted CECL on January 1, 2023. ACL at December 31, 2023 was $34.2 million, or 0.80% of total loans, as compared to $19.0 million, or 0.54% of total loans at December 31, 2022.

  ◦ *Net Recoveries/Charge-offs* - Mid Penn had net loan charge-offs of $332 thousand and net loan recoveries of $60 thousand for the years ended December 31, 2023 and 2022, respectively.

  ◦ *Non-performing assets* - Total non-performing assets were $14.5 million at December 31, 2023, an increase compared to non-performing assets of $9.3 million at December 31, 2022. The increase was partially a result of $3.9 million of non-accrual loans acquired from Brunswick.

  ◦ *Provision for credit losses* - *Loans* - The PCL - loans was $3.3 million for the year ended December 31, 2023 compared to $4.3 million for the year ended December 31, 2022. The decrease in provision for the twelve months ended December 31, 2023, is primarily due to improved performance in Commercial and Industrial loans partially offset by increased delinquencies in the Commercial Real Estate portfolio. Prior to 2023, ACL and related provision are presented in accordance with the previous accounting guidance using the incurred loss method. The PCL for the year ended December 31, 2023 includes an initial provision for credit losses on non-PCD loans acquired in the Brunswick Acquisition of $2.0 million.

- *Noninterest Income* - Noninterest income totaled $20.0 million for the year ended December 31, 2023, a $3.6 million, or 15.4%, decrease compared to the year ended December 31, 2022. The decrease was primarily attributable to a $1.2 million decrease in mortgage hedging, and a $1.8 million decrease in other miscellaneous income.

- *Noninterest Expense* - Noninterest expense totaled $119.0 million, an increase of $19.1 million, or 19.2%, compared to noninterest expense of $99.8 million for the year ended December 31, 2022. The increase in noninterest expense is driven by $8.5 million of merger-related expenses, a $6.7 million increase in salaries and benefits expense, and a $1.9 million increase in FDIC charges.

- *Borrowings paid downs* - During 2023, Mid Penn paid off $30.4 million of long-term debt and redeemed a total of $10.0 million of subordinated debt and trust preferred securities.

- *Share Repurchases* - Mid Penn repurchased 216,879 shares during 2023 at an average price per share of $22.31 under its share repurchase program.

- *Business Combinations*

  ◦ As announced on Form 8-K filed on December 20, 2022, Mid Penn entered into an Agreement and Plan of Merger with Brunswick Bancorp, pursuant to which Brunswick merged with and into Mid Penn, with Mid Penn being the surviving corporation in the Merger. This transaction legally closed on May 19, 2023.

  ◦ On December 30, 2022, Mid Penn purchased the assets, in a business combination, of Managing Partners, Inc., an independent insurance agency that serviced the Central Pennsylvania area.

Critical Accounting Estimates

Mid Penn's Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and conform to general practices within the banking industry. Application of certain principles involves significant judgments and estimates by management that have a material impact on the carrying value of certain assets and liabilities. The judgments and estimates used in applying these principles are based on historical experiences and other factors which are believed to be reasonable under the circumstances. Because of the nature of the judgments and estimates that have been made, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the reported results of operations.

Management of the Corporation considers the accounting judgments relating to the allowance for credit losses to be the accounting area that requires the most subjective and complex judgments.

Allowance for Credit Losses

In accordance with CECL, the ACL, which includes both the ACL - loans and the ACL for OBS credit exposures, is calculated with the objective of maintaining a reserve for current expected credit losses over the remaining expected life of the portfolio. Management's determination of the appropriateness of the reserve is based on continuously monitoring and evaluating the loan portfolio, lending-related commitments, current as well as forecasted economic factors, and other relevant factors. The ACL - loans is an estimate of expected losses inherent within Mid Penn's existing loan portfolio.

The loan loss estimation process involves procedures to appropriately consider the unique characteristics of Mid Penn's loan portfolio segments. When computing allowance levels, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. Evaluations of the portfolio and individual credits are inherently subjective, as they require estimates, assumptions and judgments as to the facts and circumstances of particular situations. Determining the appropriateness of the allowance is complex and requires judgement by Management about the effect of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio, in light of the factors and forecasts then prevailing, may result in significant changes in the ACL and credit loss expense.

Mid Penn estimates the ACL using relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Mid Penn uses a third-party software application to calculate the quantitative portion of the ACL using a methodology and assumptions specific to each loan pool. The qualitative portion of the allowance is based on general economic conditions and other internal and external factors affecting Mid Penn as a whole, as well as specific loans. Factors considered include the following: lending process, concentrations of credit, and credit quality. The quantitative and qualitative portions of the allowance are added together to determine the total ACL, which reflects Management's expectations of future conditions based on reasonable and supportable forecasts. As such, the calculation of ACL is inherently subjective and requires management to exercise significant judgment. The CECL estimate is highly sensitive to the economic forecasts used to develop the estimate.

While management uses the best information known to it in order to make ACL valuations, adjustments to the ACL may be necessary based on changes in economic and other conditions, changes in the composition of the loan portfolio, or changes in accounting guidance. In times of economic slowdown, either local, regional or national, the risk inherent in the loan portfolio could increase resulting in the need for additional provisions to the ACL in future periods. An increase could also be necessitated by an increase in the size of the loan portfolio or in any of its components even though the credit quality of the overall portfolio may be improving.

For further discussion of the methodology used in the determination of the ACL, refer to "Note 1, Summary of Significant Accounting Policies", "Note 3 - Investment Securities", "Note 4 - Loans and Allowance for Credit Losses - Loans" and "Note 18 - Commitments and Contingencies" to the Consolidated Financial Statements. To the extent actual outcomes differ from management estimates, additional PCL may be required that would adversely impact earnings in future periods.

The allowance for credit losses - Loans was $34.2 million as of December 31, 2023, an increase of $15.2 million, or 80.3%, compared to $19.0 million as of December 31, 2022. The increase was primarily the result of the CECL implementation in 2023.

Goodwill

Mid Penn evaluates goodwill annually for impairment unless events occur which indicate that impairment is possible, a triggering event. In response to bank failures during the late first and early second quarters of 2023, Management performed a Step 1 Goodwill analysis as of May 31, 2023, given that the decline in the price of Mid Penn's stock below its book value following these events was deemed a triggering event. At December 31, 2023, Mid Penn had goodwill of $127.0 million and Mid Penn's stock continues to trade below book value.

Our annual impairment test was conducted during the fourth quarter of 2023.   Factors considered include actual earnings in relation to forecasted earnings, liquidity levels, changes in deposit balances, and credit quality, among others. No goodwill impairment has been recorded for 2023. Management will continue to monitor internal metrics and macroeconomic trends to determine if there is likelihood of goodwill impairment.

Refer to Note 6 - Goodwill and Intangible Assets for further details on the Company's goodwill.

Business Combinations

Assets acquired and liabilities assumed in business combinations are measured at fair value as of the acquisition date. In many cases, determining the fair value of the assets acquired and liabilities assumed requires Mid Penn to estimate the timing and amount of cash flows expected to result from these assets and liabilities and to discount these cash flows at appropriate rates of interest, which require the utilization of significant estimates and judgment in accounting for the acquisition.

Refer to Note 2 - Business Combinations for further details.

Results of Operations

Net Interest Income

Net interest income, Mid Penn's primary source of earnings, represents the difference between interest income received on loans, investments, and overnight funds, and interest expense paid on deposits and short- and long-term borrowings. Net interest income is affected by changes in interest rates and changes in average balances (volume) in the various interest-sensitive assets and liabilities. Interest and average rates in the table below are presented on a fully taxable-equivalent basis ("FTE"). Tax-equivalent adjustments were calculated using a statutory corporate tax rate of 21% for the years ended December 31, 2023, 2022 and 2021. For purposes of calculating loan yields, average loan balances include non-accrual loans. Loan fees of $4.6 million, $8.4 million and $25.5 million are included with loan interest income in the following table for the years ended December 31, 2023, 2022, and 2021, respectively. During the years ended December 31, 2023, 2022, and 2021, Mid Penn recognized $15 thousand, $3.8 million and $22.0 million of PPP fees, respectively, which are included in loan fees.

Average balances, effective interest differential and interest yields for the years ended December 31:

(Dollars in thousands)	Average Balances, Income and Interest Rates								
	2023			**2022**			**2021**		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS:									
Interest Bearing Balances	$ 24,270	$ 361	1.49%	$ 26,633	$ 69	0.26%	$ 15,916	$ 13	0.08%
Investment Securities:									
Taxable	544,896	15,141	2.78	500,156	11,663	2.33	124,692	2,257	1.81
Tax-Exempt	78,163	1,949	2.49	78,039	1,895	2.43	57,361	1,420	2.48
Total Investment Securities	623,059	17,090	2.74	578,195	13,558	2.34	182,053	3,677	2.02
Federal Funds Sold	7,161	373	5.21	311,989	1,826	0.59	567,647	809	0.14
Loans, Net	3,868,307	218,462	5.65	3,217,282	150,636	4.68	2,539,074	119,082	4.69
Restricted Investment in Bank Stocks	11,121	864	7.77	6,045	289	4.78	7,351	345	4.69
Total Interest-earning Assets	4,533,918	237,150	5.23	4,140,144	166,378	4.02	3,312,041	123,926	3.74
Cash and Due from Banks	49,503			63,608			38,517		
Other Assets	299,666			272,422			169,946		
Total Assets	$4,883,087			$4,476,174			$3,520,504		
LIABILITIES & SHAREHOLDERS' EQUITY:									
Interest-bearing Demand	$ 950,326	$ 13,893	1.46%	$1,051,605	$ 3,847	0.37%	$ 688,595	$ 2,330	0.34%
Money Market	926,034	21,424	2.31	1,040,762	5,277	0.51	842,107	3,157	0.37
Savings	312,053	230	0.07	355,229	193	0.05	218,546	237	0.11
Time	1,116,552	43,749	3.92	524,944	4,827	0.92	451,277	5,603	1.24
Total Interest-bearing Deposits	3,304,965	79,296	2.40	2,972,540	14,144	0.48	2,200,525	11,327	0.51
Short-term borrowings	107,323	7,087	6.60	11,914	441	3.70	153,850	539	0.35
Long-term debt	45,304	975	2.15	23,344	352	1.51	75,483	821	1.09
Subordinated debt and trust preferred securities	49,328	2,008	4.07	70,583	2,830	4.01	47,116	2,067	4.39
Total Interest-bearing Liabilities	3,506,920	89,366	2.55	3,078,381	17,767	0.58	2,476,974	14,754	0.60
Noninterest-bearing Demand	800,582			848,991			684,022		
Other Liabilities	53,530			49,864			30,433		
Shareholders' Equity	522,055			498,938			329,075		
Total Liabilities & Shareholders' Equity	$4,883,087			$4,476,174			$3,520,504		
Net Interest Income (taxable-equivalent basis)		$ 147,784			$ 148,611			$ 109,172	
Taxable Equivalent Adjustment (1)		(811)			(778)			(604)	
Net Interest Income		$ 146,973			$ 147,833			$ 108,568	
Total Yield on Earning Assets			5.23%			4.02%			3.74%
Rate on Supporting Liabilities			2.55			0.58			0.60
Average Interest Spread			2.68			3.44			3.15
Net Interest Margin			3.26			3.59			3.30

(1) Presented on a fully taxable-equivalent basis using a 21% federal tax rate and statutory interest expense disallowances.

The volume analysis of changes in net interest income as of December 31 are as follows:

(Dollars in thousands)	Years Ended December 31, 2023 vs. December 31, 2022 Increase (decrease)			Years ended December 31, 2022 vs. December 31, 2021 Increase (decrease)		
	Volume	Rate [1]	Net	Volume	Rate [1]	Net
INTEREST INCOME:						
Interest Bearing Balances	$ (6)	$ 298	$ 292	$ 9	$ 47	$ 56
Investment Securities:						
Taxable	1,042	2,436	3,478	6,796	2,610	9,406
Tax-Exempt	3	51	54	512	(37)	475
Total Investment Securities	1,045	2,487	3,532	7,308	2,573	9,881
Federal Funds Sold	(1,798)	345	(1,453)	(364)	1,381	1,017
Loans, Net	30,468	37,358	67,826	31,808	(254)	31,554
Restricted Investment Bank Stocks	243	332	575	(61)	5	(56)
Total Interest Income	29,952	40,820	70,772	38,700	3,752	42,452
INTEREST EXPENSE:						
Interest Bearing Deposits:						
Interest Bearing Demand	(375)	10,421	10,046	1,228	289	1,517
Money Market	(585)	16,732	16,147	745	1,375	2,120
Savings	(22)	59	37	148	(192)	(44)
Time	5,443	33,479	38,922	915	(1,691)	(776)
Total Interest-Bearing Deposits	4,461	60,691	65,152	3,036	(219)	2,817
Short-term Borrowings	6,300	346	6,646	(497)	399	(98)
Long-term Debt	332	291	623	(567)	98	(469)
Subordinated Debt	(852)	30	(822)	1,030	(267)	763
Total Interest Expense	10,241	61,358	71,599	3,002	11	3,013
NET INTEREST INCOME	$ 19,711	$ (20,538)	$ (827)	$ 35,698	$ 3,741	$ 39,439

(1)　The effect of changing volume and rate, which cannot be segregated, has been allocated entirely to the rate column. Tax-exempt income is shown on a tax equivalent basis using a statutory corporate tax rate of 21% for the years ended December 31, 2023, 2022 and 2021.

For the year ended December 31, 2023, Mid Penn's FTE net interest margin was 3.26% versus 3.59% for the year ended December 31, 2022 and 3.30% for the year ended December 31, 2021. During 2023, FTE net interest income decreased $827 thousand, or 0.6%, compared to 2022. Interest income increased $30.0 million as the result of a $406.9 million, or 9.1%, increase in average interest-earning assets in 2023 compared to 2022 and increased $40.8 million as the result of a 121 bp increase in the yield on interest-earning assets in 2023 compared to 2022. The decrease to net interest margin was primarily a result of an increase in funding costs and growth in average interest-bearing liabilities, partially offset by higher yields on interest-earning assets and growth in average interest-earning assets. As previously noted, the FOMC has increased rates four times during 2023. The growth in both average interest-earning assets and average interest-bearing liabilities was largely the result of the Brunswick Acquisition. Both interest-earning assets and interest-bearing liabilities associated with the Brunswick Acquisition had substantially similar yields to the corresponding Mid Penn portfolios.

Average total loans, net, increased $651.0 million, or 20.2%, contributing $30.5 million to the increase in interest income. The yield on average total loans, net, increased from 4.68% for 2022 to 5.65% for 2023. The increase in the yield was primarily the result of the higher interest rate environment during 2023.

Total average investment securities increased $44.9 million, contributing $1.0 million to the increase in FTE interest income, and the average yield investment securities increased 40 bps, contributing $2.5 million to the increase in FTE interest income.

Interest expense for 2023 increased by $71.6 million or 403.0% when compared to 2022. The cost of interest-bearing liabilities increased to 2.55% in 2023 from 0.58% in 2022 and 0.60% in 2021. The rate on total interest-bearing deposits increased to 2.40% in 2023 from 0.48% in 2022 and 0.51% in 2021. The increase in the rate was primarily a result of a shift in the mix of deposits from demand, money market and savings to higher yielding time deposits. Mid Penn continued to offer higher rates to both retain and attract deposits. In addition, average short-term borrowings of $107.3 million were used to help fund loan growth, contributing to the $6.6 million increase in interest expense on short-term borrowings for the year ended December 31, 2023 as compared to 2022.

Although the effective interest rate impact on interest-earning assets and funding sources can be reasonably estimated at current interest rate levels, the interest-bearing product and pricing options selected by customers, and the future mix of the loan, investment, and deposit products in the Bank's portfolios, may significantly change the estimates used in Mid Penn's asset and liability management and related interest rate risk simulation models. In addition, our net interest income may be impacted by further interest rate actions of the Federal Reserve's FOMC.

Provision for Credit Losses - Loans

On January 1, 2023, Mid Penn adopted ASU 2016-13, *Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments,* which replaces the incurred loss methodology, and is referred to as CECL.

For the year ended December 31, 2023, the provision for credit losses was $3.3 million, a decrease of 23.4% compared to a provision for credit losses of $4.3 million for the year ended December 31, 2022. The provision for credit losses for the year ended December 31, 2022 was $1.4 million, or 46.0%, lower than the $2.9 million provision for credit losses for the year ended December 31, 2021. The decrease in provision for the twelve months ended December 31, 2023, is primarily due to improved performance in Commercial and Industrial loans partially offset by increased delinquencies in the Commercial Real Estate portfolio. Prior to 2023, ACL and related provision are presented in accordance with the previous accounting guidance using the incurred loss method. The PCL for year ended December 31, 2023 includes an initial provision for credit losses on non-PCD loans acquired in the Brunswick Acquisition of $2.0 million.

For the year ended December 31, 2023, Mid Penn had net charge-offs of $332 thousand compared to net recoveries of $60 thousand and net charge-offs of $1.7 million for the years ended December 31, 2022 and 2021, respectively. A summary of charge-offs and recoveries of loans and the provision for loan losses is shown in the table below.

The following table represents the analysis of the allowance for credit losses:

| | Years ended December 31, | | |
(In Thousands)	2023	2022	2021
Balance, beginning of year	$ 18,957	$ 14,597	$ 13,382
Loans charged off:			
Commercial real estate	16	7	1,044
Commercial and industrial	238	1	866
Construction	—	—	23
Residential mortgage	13	26	13
Consumer	135	97	42
Total loans charged off	402	131	1,988
Recoveries on loans previously charged off:			
Commercial real estate	—	128	207
Commercial and industrial	—	13	13
Construction	—	24	8
Residential mortgage	38	4	11
Consumer	32	22	19
Total loans recovered	70	191	258
Net charge-offs (recoveries)	332	(60)	1,730
Provision for loan losses	3,295	4,300	2,945
Impact from the adoption of CECL	$ 11,931	$ —	$ —
Purchase Credit Deteriorated loans	$ 336	$ —	$ —
Balance, end of year	$ 34,187	$ 18,957	$ 14,597

The following table represents the ratio of net charge-offs (recoveries) to total average loans outstanding:

(in thousands)

Year Ended December 31, 2023	Net charge-offs (Recoveries)		Average Loans outstanding	Ratio of net charge-offs (recoveries) to total average loans outstanding
Commercial real estate	$	16	$ 2,158,511	0.001 %
Commercial and industrial		238	641,264	0.037
Construction		—	479,813	—
Residential mortgage		(25)	725,003	(0.003)
Consumer		103	6,486	1.588
Total Loans	$	332	$ 4,011,077	0.008 %
Year Ended December 31, 2022				
Commercial real estate	$	(121)	$ 1,886,587	(0.006) %
Commercial and industrial		(12)	572,291	(0.002)
Construction		(24)	399,921	(0.006)
Residential mortgage		22	416,596	0.005
Consumer		75	9,141	0.821
Total Loans	$	(60)	$ 3,284,535	(0.002) %
Year Ended December 31, 2021				
Commercial real estate	$	837	$ 1,273,059	0.066 %
Commercial and industrial		853	749,848	0.114
Construction		15	308,728	0.005
Residential mortgage		2	313,588	0.001
Consumer		23	8,840	0.260
Total Loans	$	1,730	$ 2,654,063	0.065 %

Noninterest income and variance analysis as of December 31:

(Dollars in thousands)	Years Ended December 31,			$ Variance 2023 vs. 2022	% Variance 2023 vs. 2022
	2023	2022	2021		
Income from fiduciary and wealth management activities	$ 5,059	$ 5,071	$ 2,494	$ (12)	(0.2)%
ATM debit card interchange income	4,019	4,362	2,688	(343)	(7.9)
Service charges on deposits	1,943	2,078	991	(135)	(6.5)
Mortgage banking income	1,353	1,607	10,314	(254)	(15.8)
Mortgage hedging income	324	1,471	64	(1,147)	(78.0)
Net gain on sales of SBA loans	571	262	969	309	117.9
Earnings from cash surrender value of life insurance	1,112	1,013	358	99	9.8
Net gain on sales of investment activities	—	—	79	—	N/M
Other income	5,627	7,793	3,576	(2,166)	(27.8)
Total Noninterest Income	$ 20,008	$ 23,657	$ 21,533	$ (3,649)	(15.4)%

N/M - Not Meaningful

For the year ended December 31, 2023, noninterest income totaled $20.0 million, a decrease of $3.6 million or 15.4%, compared to noninterest income of $23.7 million for the year ended December 31, 2022. Income from fiduciary and wealth management activities, ATM debit card interchange income, service charges on deposits, mortgage banking, and mortgage hedging, and Other income all decreased compared to the prior year.

Mortgage banking income decreased $254 thousand for the year ended December 31, 2023 compared to the year ended December 31, 2022. Mortgage loan originations and secondary-market loan sales and gains slowed during 2023 as a result of increases in interest rates. As mortgage rates have risen, demand for mortgages has slowed significantly. As such, it is more difficult to properly hedge lower volumes within the mortgage pipeline. Mortgage hedging income was $324 thousand for the year ended December 31, 2023 compared to $1.5 million for the same period in 2022.

Other income decreased $2.2 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease in other income was primarily driven by a $1.8 million decrease in other miscellaneous income and a $438 thousand decrease in insurance commissions.

For details on the variances of noninterest income for the year ended December 31, 2022 compared to the year ended December 31, 2021 refer to the "Noninterest Income" section of the Management's Discussion and Analysis in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Noninterest expense and variance analysis as of December 31:

(In Thousands)		Years Ended December 31,					$ Variance 2023 vs. 2022	% Variance 2023 vs. 2022
		2023		2022		2021		
Salaries and employee benefits	$	59,345	$	52,601	$	41,711	$ 6,744	12.8 %
Software licensing and utilization		7,927		7,524		6,332	403	5.4
Occupancy expense, net		7,349		6,900		5,527	449	6.5
Equipment expense		5,121		4,493		3,101	628	14.0
Shares tax		2,713		2,786		800	(73)	(2.6)
Legal and professional fees		2,945		2,761		1,979	184	6.7
ATM/card processing		2,108		2,139		1,053	(31)	(1.4)
Intangible amortization		1,780		2,012		1,180	(232)	(11.5)
FDIC assessment		3,500		1,594		1,888	1,906	119.6
(Gain) loss on sale or write-down of foreclosed assets, net		(144)		(133)		(25)	(11)	8.3
Merger and acquisition expense		5,544		294		3,067	5,250	1785.7
Post-acquisition restructuring expense		2,952		329		9,880	2,623	797.3
Other expenses		17,852		16,543		14,612	1,309	7.9
Total Noninterest Expense	$	**118,992**	$	99,843	$	91,105	19,149	19.2 %

N/M - Not Meaningful

For the year ended December 31, 2023, noninterest expense totaled $119.0 million, an increase of $19.1 million, or 19.2%, compared to noninterest expense of $99.8 million for the year ended December 31, 2022. The increase in noninterest expense is primarily driven by the Brunswick Acquisition as discussed in further detail below.

Salaries and employee benefits were $59.3 million for the year ended December 31, 2023, an increase of $6.7 million, or 12.8%, compared to the year ended December 31, 2022. The increase was attributable to the retail staff additions at the five retail locations added through the Brunswick Acquisition and the retention of various Brunswick team members through the completion of the systems integration, which occurred on May 19, 2023.

Software licensing and utilization costs were $7.9 million for the year ended December 31, 2023, an increase of $403 thousand, or 5.4%, compared to $7.5 million for the year ended December 31, 2022. The increase is a result of additional costs to license the additional Brunswick branches, upgrades to internal systems, networks, storage capabilities, cybersecurity management, and data security mechanisms to enhance data management and security capabilities responsive to both the larger company profile and the increasing complexity of information technology management, and increases in certain core processing fees as our customer base and transaction volume continue to grow.

Occupancy increased $449 thousand and equipment expenses increased $628 thousand, or 6.5% and 14.0%, respectively, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increases were driven by the facility operating costs and increased depreciation expense for building, furniture, and equipment, respectively, associated with the Brunswick Acquisition.

FDIC assessment expenses increased $1.9 million to $3.5 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase in FDIC charges was due primarily to a change in the assessment base from the Brunswick Acquisition and increased assessment rates from the bank failures in 2023.

For the year ended December 31, 2023, merger and acquisition expenses were $5.5 million and included investment banking fees, merger-related legal expenses, and other professional fees for advisory, valuation, and consulting services associated with the Brunswick. For additional information on recent acquisitions, see "Note 2 - Business Combinations", within Item 8, Notes to Consolidated Financial Statements.

Post-acquisition and restructuring expenses were $3.0 million for the year ended December 31, 2023 compared to $329 thousand for the year ended December 31, 2022. This increase was primarily driven by the Brunswick Acquisition.

Other expenses increased $1.3 million from $16.5 million for the year ended December 31, 2022, to $17.9 million for the year ended December 31, 2023. Several categories within other expense increased, primarily as a result of the Brunswick Acquisition and organic growth, including marketing, telephone, postage, courier, payroll processing, employee travel costs, and director fees.

For details on the variances of noninterest expense for the year ended December 31, 2022 compared to the year ended December 31, 2021 refer to the "Noninterest Expense" section of the Management's Discussion and Analysis in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Income Taxes

The provision for income taxes was $7.3 million during the year ended December 31, 2023, a decrease of $5.2 million compared to $12.5 million for the same period in 2022. The provision for income taxes for the year ended December 31, 2023 reflects an effective combined Federal and state tax rate ("ETR") of 16.3%, compared to an ETR of 18.6% for the year ended December 31, 2022. The decrease in the effective tax rates in 2023 compared to 2022 was a result of recalculating Mid Penn's deferred tax assets as a result of now doing business in New Jersey due to the Brunswick Acquisition and receiving a benefit in state tax expense. Generally, Mid Penn's effective tax rate is below the federal statutory rate due to earnings on tax-exempt loans, investments, and earnings from the cash surrender value of life insurance, as well as the impact of federal income tax credits, including those awarded from Mid Penn's low-income housing investments. The realization of Mid Penn's deferred tax assets is dependent on future earnings. Mid Penn currently anticipates that future earnings will be adequate to fully realize the currently recorded deferred tax assets.

Financial Condition

Mid Penn's total assets were $5.3 billion as of December 31, 2023, reflecting an increase of $792.8 million, or 17.6%, compared to total assets of $4.5 billion as of December 31, 2022. Included in total assets as of December 31, 2023 are $1.4 million of PPP loans, net of deferred fees. Comparatively, as of December 31, 2022, Mid Penn had $2.6 million of PPP loans outstanding, net of deferred fees.

Investment Securities

Mid Penn's portfolio of held-to-maturity ("HTM") securities, recorded at amortized cost, decreased $366 thousand to $399.1 million as of December 31, 2023, as compared to $399.5 million as of December 31, 2022. Mid Penn's total available-for-sale ("AFS") securities portfolio decreased $14.3 million from $237.9 million at December 31, 2022 to $223.6 million at December 31, 2023.

At December 31, 2023, the unrealized loss on AFS investment securities resulted in a positive impact to shareholders' equity of $2.0 million (comprised of a gross unrealized gain on securities of $2.1 million net of a deferred income tax cost of $144 thousand). At December 31, 2022, the unrealized loss on AFS investment securities resulted in a negative impact to shareholders' equity of $19.1 million (comprised of a gross unrealized loss on securities of $24.1 million and net of a deferred income tax benefit of $5.1 million). Mid Penn does not have any significant concentrations of non-governmental securities within its investment portfolio.

Mid Penn's investment portfolio is utilized primarily to support overall liquidity and interest rate risk management, to provide collateral supporting pledging requirements for public funds on deposit, and to generate additional interest income within reasonable risk parameters. Mid Penn's investment portfolio includes both held-to-maturity securities and available-for-sale securities.

The following table presents the expected maturities of the investment portfolio and the weighted average yields (calculated based on historical cost and tax-equivalent basis assuming a 21% tax rate) as of December 31, 2023:

(In Thousands)	Maturing: One Year and Less		After One Year thru Five Years		After Five Years Thru Ten Years		After Ten Years	
As of December 31, 2023	**Amount**	**Weighted Average Yield**	**Amount**	**Weighted Average Yield**	**Amount**	**Weighted Average Yield**	**Amount**	**Weighted Average Yield**
Available for sale securities, at fair value:								
U.S. Treasury and U.S. government agencies	$ 9,387	3.16 %	$22,574	2.93 %	$ 3,688	2.85 %	$ —	— %
Mortgage-backed U.S. government agencies	—	—	—	—	5,514	2.53	147,169	3.01
State and political subdivision obligations	—	—	—	—	1,704	2.16	1,942	2.65
Corporate debt securities	—	—	11,355	4.65	20,222	4.41	—	—
	$ 9,387	3.16 %	$33,929	3.53 %	$31,128	3.79 %	$149,111	3.01 %
Held to maturity securities, at amortized cost:								
U.S. Treasury and U.S. government agencies	$ 4,000	4.03%	$81,012	1.97%	$156,793	2.07%	$ 4,000	2.47%
Mortgage-backed U.S. government agencies	—	—	2,702	2.87	6,693	2.84	34,423	2.02
State and political subdivision obligations	5,708	2.29	34,155	2.55	25,049	2.18	19,123	2.59
Corporate debt securities	—	—	15,520	3.90	9,950	3.23	—	—
	$ 9,708	3.00 %	$133,389	2.23 %	$198,485	2.17 %	$57,546	2.24 %

Loans

The following table presents the ending balance of loans outstanding, by type, as of December 31:

(Dollars in thousands)	2023 Balance	2023 % of Total Loans	2022 Balance	2022 % of Total Loans	Change in Balance $	Change in Balance %
Commercial real estate						
CRE Nonowner Occupied	$ 1,149,553	27.0 %	$ 1,184,306	33.7 %	$ (34,753)	(2.9)%
CRE Owner Occupied	629,904	14.8	488,551	13.9	141,353	28.9
Multifamily	309,059	7.3	197,620	5.6	111,439	56.4
Farmland	212,690	5.0	182,457	5.2	30,233	16.6
Total Commercial Real Estate	2,301,206	54.1	2,052,934	58.4	248,272	12.1
Commercial and industrial	675,079	15.9	596,042	17.0	79,037	13.3
Construction						
Residential Construction	92,843	2.2	90	—	92,753	103058.9
Other Construction	362,624	8.5	441,156	12.6	(78,532)	(17.8)
Total Construction	455,467	10.7	441,246	12.6	14,221	3.2
Residential mortgage						
1-4 Family 1st Lien	339,142	8.0	305,386	8.7	33,756	11.1
1-4 Family Rental	341,937	8.0	—	—	341,937	100.0
HELOC and Junior Liens	132,795	3.1	110,835	3.2	21,960	19.8
Total Residential Mortgage	813,874	19.1	416,221	11.8	397,653	95.5
Consumer	7,166	0.2	7,676	0.2	(510)	(6.6)
	$ 4,252,792	100.0 %	$ 3,514,119	100.0 %	$ 738,673	21.0 %

Total loans, net of unearned income, as of December 31, 2023 were $4.3 billion compared to $3.5 billion as of December 31, 2022, an increase of $738.7 million. Organic loan growth for the year ended December 31, 2023, was $423.6 million, or 10.8% (excluding Brunswick Acquisition loans of $324.5 million). Organic growth occurred primarily across the commercial and industrial and residential mortgage loan portfolios.

The majority of the Bank's loan portfolio is to businesses and individuals located within the Bank's primary market area of the Pennsylvania counties of Berks, Blair, Bucks, Centre, Chester, Clearfield, Cumberland, Dauphin, Fayette, Huntingdon, Lancaster, Lehigh, Luzerne, Montgomery, Perry, Schuylkill and Westmoreland and New Jersey. Commercial real estate, construction, and land development loans are collateralized mainly by mortgages on the income-producing real estate or land involved. Commercial, industrial, and agricultural loans are primarily made to business entities and may be secured by business assets, including commercial real estate, or may be unsecured. Residential real estate loans are secured by liens on the residential property. Consumer loans include installment loans, lines of credit and home equity loans. The Bank has no significant concentration of credit to any one borrower. The Bank's highest concentration of credit by loan type is in commercial real estate.

Credit risk is managed through portfolio diversification, underwriting policies and procedures, and loan monitoring practices. Lenders are provided with detailed underwriting policies for all types of credit risks accepted by the Bank and must obtain appropriate internal approvals for credit extensions. The Bank also maintains strict documentation requirements and robust credit quality assurance practices in order to identify credit portfolio weaknesses as early as possible, so any exposures that are discovered might be mitigated or potential losses reduced. The Bank generally secures its loans with real estate, with such collateral values dependent and subject to change based on real estate market conditions within its market area.

The following table represents the Commercial Real Estate portfolio by property type as of December 31, 2023:

(Dollars in thousands)		**December 31, 2023**	
Commercial Real Estate	**Balance**	**% of portfolio**	**Weighted Average LTV** [2]
Owner Occupied [1]	$ 627,995	27.4 %	N/A
Farmland [1]	212,690	9.2	N/A
Multifamily	308,886	13.4	58.9
Non Owner Occupied			
Retail	414,485	18.0	51.0
Office	301,810	13.1	64.4
Industrial	156,075	6.8	49.3
Hospitality	137,718	6.0	49.4
Flex	39,374	1.7	56.0
Mobile Home Park	21,298	0.9	68.4
Health Care	15,618	0.7	54.6
Other Property Types	65,257	2.8	43.2
Total Commercial Real Estate	$ 2,301,206	100.0%	55.4 %

(1) LTV not available for Owner Occupied and Farmland properties.
(2) Weighted average Loan to Value is calculated based on estimated current market values of the properties.

Maturity distribution by contractual maturity date and rate sensitivity information related to the loan portfolio is reflected in the table below:

(In Thousands)

As of December 31, 2023	One Year and Less	One to Five Years	Five to Fifteen Years	Over Fifteen Years	Total
Commercial real estate	$ 79,182	$ 576,745	$ 1,530,687	$ 114,592	$ 2,301,206
Commercial and industrial	18,749	351,607	118,639	186,084	675,079
Construction	112,651	248,191	74,819	19,806	455,467
Residential mortgage	33,111	114,234	396,320	270,209	813,874
Consumer	1,133	2,271	1,425	2,337	7,166
Total loans held in portfolio	244,826	1,293,048	2,121,890	593,028	4,252,792
Predetermined (fixed) interest rates:					
Commercial real estate	53,216	384,265	99,063	684	537,228
Commercial and industrial	13,171	253,893	30,517	1,040	298,621
Construction	45,177	72,209	10,329	616	128,331
Residential mortgage	19,513	92,659	102,419	121,042	335,633
Consumer	596	2,133	1,425	48	4,202
Total predetermined (fixed) interest rates	131,673	805,159	243,753	123,430	1,304,015
Floating interest rates:					
Commercial real estate	25,966	192,480	1,431,624	113,908	1,763,978
Commercial and industrial	5,579	97,713	88,122	185,044	376,458
Construction	67,473	175,982	64,490	19,191	327,136
Residential mortgage	13,598	21,575	293,901	149,167	478,241
Consumer	537	139	—	2,288	2,964
Total floating interest rates	113,153	487,889	1,878,137	469,598	2,948,777
Total fixed and floating interest rates	$ 244,826	$ 1,293,048	$ 2,121,890	$ 593,028	$ 4,252,792

Credit Quality, Credit Risk, and Allowance for Credit Losses

Mid Penn adopted FASB ASC Topic 326, in accordance with the amendments of FASB ASU 2016-13, effective January 1, 2023. The guidance in FASB ASC 326 replaces Mid Penn's previous incurred loss methodology with a methodology that reflects the current expected credit losses and requires consideration of a broader range of reasonable and supportable information to determine credit losses. Mid Penn's ACL methodology for loans is based upon guidance within FASB ASC Subtopic 326-20, "Financial Instruments – Credit Losses – Measured at Amortized Cost," as well as regulatory guidance from the FDIC, the Bank's primary federal regulator. The ACL is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Credit quality within the loan portfolio is continuously monitored by management and is reflected within the ACL for loans. The ACL is an estimate of expected losses inherent within Mid Penn's existing loan portfolio. The ACL is adjusted through the provision for credit losses and reduced by the charge off of loan amounts, net of recoveries.

The loan loss estimation process involves procedures to appropriately consider the unique characteristics of Mid Penn's loan portfolio segments. When computing allowance levels, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history, delinquency status and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. Evaluations of the portfolio and individual credits are inherently subjective, as they require estimates, assumptions and judgments as to the facts and circumstances of particular situations. Determining the appropriateness of the allowance is complex and requires judgement by management about the effect of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio, in light of the factors and forecasts then prevailing, may result in significant changes in the allowance and credit loss expense.

The following table represents the allowance for credit loss as a percentage of total loans:

(In Thousands)

As of December 31, 2023	Total ACL - Loans		Total Loans	% of Total Loans Outstanding	Allowance as a % of Loan Category
Commercial real estate					
CRE Nonowner Occupied	$	10,267	$ 1,149,553	27.0 %	0.9 %
CRE Owner Occupied		5,646	629,904	14.8	0.9
Multifamily		2,202	309,059	7.3	0.7
Farmland		2,064	212,690	5.0	1.0
Commercial and industrial		7,131	675,079	15.9	1.1
Construction					
Residential Construction		1,256	92,843	2.2	1.4
Other Construction		2,146	362,624	8.5	0.6
Residential mortgage					
1-4 Family 1st Lien		1,207	339,142	8.0	0.4
1-4 Family Rental		1,859	341,937	8.0	0.5
HELOC and Junior Liens		389	132,795	3.1	0.3
Consumer		20	7,166	0.2	0.3
Total	$	34,187	$ 4,252,792	100.0 %	0.8 %

For a complete description of Mid Penn's ACL methodology and the quantitative and qualitative factors included in the calculation, please see "Note 4 – Loans and Allowance for Credit Losses – Loans" included in Part I. Item 1. – Financial Statements of this report.

Upon the adoption of FASB ASC Topic 326 on January 1, 2023, Mid Penn recorded an overall increase of $15.0 million to the ACL on January 1, 2023 as a result of the adoption of CECL. Retained earnings decreased $11.5 million and deferred tax assets increased by $3.1 million. Included in the $15.0 million increase to the ACL was $3.1 million for certain OBS credit exposures that were previously recognized in other liabilities before the adoption of CECL. The ACL and the related PCL for the year ended December 31, 2022 and 2021 reflect Mid Penn's application of the incurred loss method for estimating credit losses.

The following table represents non-performing assets as of:

(Dollars in thousands)	December 31,		
	2023	**2022**	**2021**
Non-performing Assets:			
Total non-performing loans	$ **14,216**	$ 8,585	$ 9,982
Foreclosed real estate	**293**	43	—
Total non-performing assets	**14,509**	8,628	9,982
Accruing loans 90 days or more past due	**—**	654	515
Total risk elements	$ **14,509**	$ 9,282	$ 10,497
Non-performing loans as a percentage of total loans outstanding	**0.33 %**	0.24 %	0.32 %
Non-performing assets as a percentage of total loans outstanding and foreclosed real estate	**0.34%**	0.25%	0.32%
Non-accrual loans as a percentage of total loans	**0.33%**	0.23%	0.31%
Allowance for credit losses as a percentage of total loans	**0.80%**	0.54%	0.47%
Allowance for credit losses as a percentage of non-accrual loans	**240.48%**	231.33%	152.90%
Ratio of ACL to non-performing loans	**240.48%**	220.82%	146.23%

Total nonperforming assets were $14.5 million at December 31, 2023, an increase compared to nonperforming assets of $8.6 million at December 31, 2022. The increase since December 31, 2022 was primarily the result of the addition of $3.9 million of non-accrual loans from the Brunswick Acquisition and the migration of one relationship to non-accrual during the first quarter of 2023, which is collateralized in excess of the outstanding loan balances based on a current appraisal of the collateral.

Deposits and Other Funding Sources

Mid Penn's primary source of funds are retail deposits from businesses, public funds depositors, and consumers in its market area. For the year ended December 31, 2023, deposits totaled $4.3 billion, an increase of $567.9 million, or 15.0%. The Brunswick Acquisition contributed $281.4 million to the deposit growth, the remaining being attributed to organic deposit growth.

Average balances and average interest rates applicable to deposits by major classification for the years ended December 31:

(Dollars in thousands)	2023		2022		Change	
	Balance	**Rate**	**Balance**	**Rate**	**$**	**%**
Noninterest-bearing demand deposits	$ **800,582**	**0.00 %**	$ 848,991	0.00 %	$ (48,409)	(5.70)%
Interest-bearing demand deposits	**950,326**	**1.46**	1,051,605	0.37	(101,279)	(9.63)
Money market	**926,034**	**2.31**	1,040,762	0.51	(114,728)	(11.02)
Savings	**312,053**	**0.07**	355,229	0.05	(43,176)	(12.15)
Time	**1,116,552**	**3.92**	524,944	0.92	591,608	112.70
	$ **4,105,547**	**1.93 %**	$ 3,821,531	0.37 %	$ 284,016	7.43 %

As of December 31, 2023, uninsured deposits were approximately $1.2 billion compared to $1.6 billion as of December 31, 2022. The maturities of the uninsured time deposits as of December 31, 2023 were as follows:

(In thousands)		**2023**
Three months or less	$	142,824
Over three months to six months		99,461
Over six months to twelve months		52,564
Over twelve months		39,689
	$	334,538

Short-term borrowings as of December 31, 2023 totaled $241.5 million, compared to $102.6 million as of December 31, 2022 and consisted of $166.5 million of FHLB overnight borrowings and $75.0 million of other FHLB Short Term borrowings. As of December 31, 2023, the Bank had long-term debt outstanding in the amount of $59.0 million compared to $4.4 million as of December 31, 2022. This increase consisted of $30.0 million from the Brunswick Acquisition and $25.0 million related to an additional borrowing entered into by Mid Penn.

Subordinated debt and trust preferred securities totaled $46.4 million as of December 31, 2023 compared to $56.9 million as of December 31, 2022. In April 2023, Mid Penn redeemed $10.0 million subordinated debt issued in December of 2017. See "Note 11 - Subordinated Debt and Trust Preferred Securities″, within Item 8, Notes to Consolidated Financial Statements.

Shareholders' Equity and Capital

Shareholders' equity, or capital, is evaluated in relation to total assets and the risk associated with those assets. The detailed computation of Mid Penn's regulatory capital ratios can be found in "Note 17 - Regulatory Matters″, within Item 8, Notes to Consolidated Financial Statements. The greater the Corporation's capital resources, the more likely it is to meet its cash obligations and absorb unforeseen losses. Capital management practices have been, and will continue to be, of paramount importance to the Corporation in support of both its regulatory capital requirements and its shareholders.

Shareholders' equity increased $30.3 million, or 5.9%, to $542.4 million as of December 31, 2023 from $512.1 million as of December 31, 2022, primarily as result of net income, common stock issued to Brunswick shareholders, and restricted stock activity partially offset by a decrease in retained earnings due to the impact of adopting CECL totaling $11.5 million, dividends declared of $13.0 million and share repurchases totaling $4.9 million.

Mid Penn maintained regulatory capital levels, leverage ratios, and risk-based capital ratios as of December 31, 2023 and 2022, as follows:

	December 31, 2023	December 31, 2022	Regulatory Minimum for Capital Adequacy
Tier I Leverage Capital (to Average Assets)	8.32 %	9.57 %	4.00 %
Common Equity Tier I (to Risk-Weighted Assets)	9.78	11.18	7.00
Tier I Risk-Based Capital (to Risk-Weighted Assets)	9.78	11.18	8.50
Total Risk-Based Capital (to Risk-Weighted Assets)	11.69	13.19	10.50

As of December 31, 2023 and December 31, 2022, Mid Penn and the Bank met all capital adequacy requirements and the Bank was considered "well-capitalized". However, future changes in regulations could increase capital requirements and may have an adverse effect on capital resources.

Liquidity

Mid Penn's objective is to maintain adequate liquidity to meet funding needs at a reasonable cost and to provide contingency plans to meet unanticipated funding needs or a loss of funding sources, while minimizing interest rate risk.

Adequate liquidity provides resources for credit needs of borrowers, for depositor withdrawals, and for funding corporate operations. Sources of liquidity are as follows:

- a growing core deposit base;
- proceeds from the sale or maturity of investment securities;
- payments received on loans and mortgage-backed securities;
- overnight correspondent bank borrowings on various credit lines; and
- borrowing capacity available from the FHLB and the Federal Reserve Discount Window available to Mid Penn.

Mid Penn believes its core deposits are generally stable even in periods of changing interest rates. Liquidity is measured and monitored daily, allowing management to better understand and react to balance sheet trends. These measurements indicate that liquidity generally remains stable and exceeds our minimum defined levels of adequacy. Other than the trends of continued competitive pressures and volatile interest rates, and the uncertain impact of the current inflationary environment, there are no known demands, commitments, events, or uncertainties that will result in, or that are reasonably likely to result in, liquidity increasing or decreasing in any material way.

On at least a quarterly basis, a comprehensive liquidity analysis is reviewed by the Asset Liability Committee and Board of Directors. The analysis provides a summary of the current liquidity measurements, projections, and future liquidity positions given various levels of liquidity stress. Management also maintains a detailed Contingency Funding Plan designed to respond to overall stress in the financial condition of the banking industry or a prospective liquidity problem specific to Mid Penn.

The Consolidated Statements of Cash Flows provide additional information. Mid Penn’s operating activities during the year ended December 31, 2023 provided $51.9 million of cash, mainly due to net income. Cash used in investing activities during the year ended December 31, 2023 was $408.5 million, mainly the result of the net increase in loans. Cash provided by financing activities during the year ended December 31, 2023 totaled $392.5 million, primarily the result of an increase in net deposits. The net cash received from the Brunswick Acquisition totaled $1.1 million.

Contractual Obligations

Mid Penn has substantial aggregate contractual obligations to make future cash payments as of December 31, 2023 as outlined below:

		Payments Due by Period			
(Dollars in thousands)	**Total**	**One Year or Less**	**One to Three Years**	**Three to Five Years**	**More than Five Years**
Operating lease obligations	$ 10,261	$ 2,432	$ 3,755	$ 2,279	$ 1,795
Finance lease obligation	4,245	252	519	520	2,954
Certificates of deposit	1,515,596	1,226,790	252,193	33,153	3,460
Long-term debt	55,953	35,310	20,611	28	4
Subordinated debt	46,354	—	—	—	46,354
	$ 1,632,409	$ 1,264,784	$ 277,078	$ 35,980	$ 54,567

Details on expected maturities of investments, loans and deposits are presented in the above sections of Management's Discussion and Analysis. We are not aware of any other commitments or contingent liabilities which may have a material adverse impact on Mid Penn’s liquidity or capital resources.

Effects of Inflation

A bank's asset and liability structure is substantially different from that of an industrial company in that virtually all assets and liabilities of a bank are monetary in nature. Management believes the impact of inflation on its financial results depends principally upon Mid Penn's ability to measure its sensitivity to changes in interest rates and to take appropriate actions, as needed or controllable by the Bank, to mitigate the impacts of inflation on performance. Interest rates do not necessarily move in the same direction or at the same magnitude as the prices of other goods and services. As discussed previously, management seeks to manage the relationship between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Information included elsewhere in this report will assist in the understanding of how Mid Penn is positioned to react to changing interest rates and inflationary trends. In particular, the previously discussed risk factors, the composition of and yields on loans and investments, and the composition and costs of deposits and other interest-bearing liabilities, should be considered.

Off-Balance Sheet Risk

Mid Penn makes contractual commitments to extend credit and extends lines of credit, which are subject to Mid Penn's credit approval and monitoring procedures. As of December 31, 2023, commitments to extend credit amounted to $1.5 billion compared to $1.0 billion as of December 31, 2022.

Mid Penn also issues standby letters of credit to its customers. The risk associated with standby letters of credit is essentially the same as the credit risk involved in loan extensions to customers. Standby letters of credit increased to $62.2 million at December 31, 2023, from $57.2 million at December 31, 2022.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a financial institution, Mid Penn's primary source of market risk is interest rate risk. Interest rate risk is the exposure to fluctuations in Mid Penn's future earnings (earnings at risk) resulting from changes in interest rates. This exposure or sensitivity is a function of the repricing characteristics of Mid Penn's portfolio of assets and liabilities. Each asset and liability reprices either at maturity or during the life of the instrument. Interest rate sensitivity is measured as the difference between the volume of assets and liabilities that are subject to repricing in a future period of time.

The principal purpose of asset-liability management is to maximize current and future net interest income within acceptable levels of interest rate risk while satisfying liquidity and capital requirements. Net interest income is increased by increasing the net interest margin and by volume growth. Thus, the goal of interest rate risk management is to maintain a balance between risk and reward such that net interest income is maximized while risk is maintained at an acceptable level.

Mid Penn utilizes an asset-liability management model to measure the impact of interest rate movements on its interest rate sensitivity position. Mid Penn's management also reviews the traditional maturity gap analysis regularly. Mid Penn does not always attempt to achieve an exact match between interest sensitive assets and liabilities because it believes that an actively managed amount of interest rate risk is inherent and appropriate in the management of Mid Penn's profitability.

Modeling techniques and simulation analysis involve assumptions and estimates that inherently cannot be measured with complete precision. Key assumptions in the analyses include maturity and repricing characteristics of assets and liabilities, prepayments on amortizing assets, non-maturing deposit sensitivity, and loan and deposit pricing. These assumptions are inherently uncertain due to the timing, magnitude and frequency of rate changes and changes in market conditions and management strategies, among other factors. However, the analyses are useful in quantifying risk and provide a relative gauge of Mid Penn's interest rate risk position over time.

Management reviews interest rate risk on a quarterly basis. This analysis includes earnings scenarios whereby interest rates are increased by 100, 200, 300, and 400 bp and decreased by 100 bp. These scenarios, detailed in the table below, indicate that Mid Penn would experience enhanced net interest income over a one-year time frame due to upward interest rate changes, while a reduction in interest rates would result in a decline in net interest income over a one-year time frame; however, actual results could vary significantly from the calculations prepared by management. At December 31, 2023, all interest rate risk levels according to the model were within the tolerance limits of the Board-approved policy.

The following table reflects the effect of hypothetical changes in interest rates:

Change in Basis Points	% Change in Net Interest Income	Policy Risk Limit
400	2.1%	≥ -25%
300	1.7%	≥ -20%
200	1.1%	≥ -15%
100	0.6%	≥ -10%
(100)	-0.2%	≥ -10%

MID PENN BANCORP, INC.

<u>**ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**</u>

The following audited financial statements are set forth in this Annual Report on Form 10-K on the following pages:

<u>Index to Financial Statements</u>

MID PENN BANCORP, INC.

Management Report on Internal Controls Over Financial Reporting

The Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures, as defined in SEC Rules 13a-15(e) and 15d-15(e). Based upon the evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, the Corporation's disclosure controls and procedures are effective. Disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Corporation's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

The management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2023, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework (2013)*. Based on this assessment, management concluded that, as of December 31, 2023, the Corporation's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Corporation's internal control over financial reporting has been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Rory G. Ritrievi	/s/ Justin T. Webb
Rory G. Ritrievi	Justin T. Webb
President and	Chief Financial Officer
Chief Executive Officer	March 28, 2024
March 28, 2024	

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Mid Penn Bancorp, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mid Penn Bancorp, Inc. and Subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 28, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 and Note 4 to the financial statements, the Company has changed its method of accounting for allowance for credit losses in the year ended December 31, 2023, due to the adoption of Accounting Standards Update 2016-13, Financial Instruments – Credit Losses (Topic 326).

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

As described in Note 1 and Note 4 to the financial statements, the Company's allowance for credit losses (ACL) on loans is established through a provision for credit losses on loans and represents management's estimate of all expected credit losses over the expected contractual life of the Company's loan portfolio. The methodology for estimating the amount of expected credit losses reported in the ACL on loans has two basic components: a collective, or pooled, component for estimated expected credit losses for pools of loans that share similar risk characteristics, and an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans. In estimating the ACL on loans for the collective component, loans are segregated into loan pools based on loan purpose codes and similar risk characteristics. The ACL on loans as of December 31, 2023 was $34.2 million, which consists of an ACL on loans collectively evaluated for credit losses of $33.1 million and an ACL on loans individually evaluated for credit losses of $1.1 million.

The Company estimates the collective ACL on loans utilizing a discounted cash flow (DCF) methodology applied to portfolio segments and their loan pools segregated by similar risk characteristics. The Company's DCF methodology adjusts loan level contractual cash flows for probability of default and loss given default and prepayment and curtailment rate assumptions to calculate expected future cash flows. A correlation between the selected macroeconomic indicators of national unemployment rate and GDP and historic loss levels, adjusted to include representative peer group loss experience, was developed to predict loss expectations based on current economic conditions and a reasonable and supportable forecast period. At the end of the reasonable and supportable forecast period, the Company reverts to the long-term mean of the macroeconomic indicator. For the December 31, 2023 ACL on loans, the Company determined that reasonable and supportable forecasts could be made for a twelve-month period and used a reversion period of four quarters reverting to the historical mean on a straight-line basis. The Company also calculates a qualitative portion of the ACL, which is based on general economic conditions and other internal and external factors affecting Mid Penn's loan portfolio. At December 31, 2023 qualitative factors considered for the ACL on loans included concentrations of credit, lending process, and peer group divergence.

We identified the adjustments to historical losses, both as it relates to the economic forecast selection and the qualitative factors, within the Company's ACL on loans calculation as a critical audit matter as auditing the underlying adjustments required significant auditor judgment in the evaluation of the Company's assumptions.

Our audit procedures related to the Company's adjustments to historical loss information component of the ACL on loans included the following, among others:

- We obtained an understanding of the relevant controls related to the ACL on loans and tested such controls for design and operating effectiveness, including controls relating to management's review and approval of the ACL on loans calculation, management's assessment and review of the adjustments to historical loss information component of the ACL on loans for current conditions and forecasted scenarios and management's validation of underlying source data.
- We tested management's calculation of adjustments to historical loss information within the ACL on loans calculation by:
  ◦ Agreeing calculation inputs to the Company's internal and external source data, including for current and forecasted conditions;
  ◦ Verifying the mathematical accuracy of the calculation of adjustments to historical loss information; and
  ◦ Evaluating whether adjustments to historical loss information within the ACL on loans, or lack thereof, were reasonable and consistent with Company provided internal data and external independent data, including data related to current and forecasted periods.
- We assessed the reasonableness of management's calculated changes in adjustments to historical loss information within the ACL on loans calculation by:
  ◦ Evaluating the magnitude and directional consistency of changes, or lack thereof, in the level of adjustments to historical loss information between periods; and
  ◦ Evaluating whether management's conclusions were reasonable and consistent with Company provided internal data and external independent data, including data related to current and forecasted periods.
- We agreed management's calculated adjustments to historical loss information to the ACL on loans calculation.

Business Combination – Valuation of the Acquired Loan Portfolio

As described in Note 2 to the financial statements, on May 19, 2023, the Company completed its acquisition of Brunswick Bancorp (Brunswick). The Company recorded $12.8 million of goodwill as a result of the acquisition, which represents the excess of the purchase price over the fair value of net assets acquired using the acquisition method of accounting. As part of the acquisition, the Company acquired $324.5 million in loans. Acquired loans are initially recorded at their acquisition-date fair values. The Company prepared loan fair value adjustments that it believed a market participant might employ in estimating the fair value for the acquired loan portfolio. This analysis was performed for loans with signs of credit deterioration (purchase credit deteriorated loans (PCD)) as well as those without signs of credit deterioration (non-PCD loans). The acquired non-PCD loan portfolio was recorded at an estimated fair value of $308.2 million at the acquisition date without carryover of Brunswick's previously established ACL on loans. Determining the fair value of acquired loans involves estimating the amount and timing of principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. The market rate adjustment represents the movement in market interest rates, irrespective of credit adjustments, compared to the contractual rates of the acquired loans. The credit adjustment made on pools of homogeneous loans represents the changes in credit quality of the underlying borrowers from loan inception to the acquisition date.

We identified the fair value of acquired non-PCD loans as a critical audit matter, because of the judgments necessary to determine the fair value of the loans, the high degree of auditor judgment involved and the extensive audit effort involved in testing management estimates and assumptions, including the use of valuation specialists. The fair value determination of acquired loans requires a significant amount of judgment by management and involves a higher degree of subjectivity than do the other assets and liabilities acquired.

Our audit procedures related to the valuation of the acquired non-PCD loan portfolio included the following, among others:

- We obtained an understanding of the relevant controls related to the estimated fair value of non-PCD loans acquired in the current year and tested such controls for design and operating effectiveness, including controls relating to management's review and approval of assumptions such as interest rate risk, credit risk, discount rates, expected payments and prepayments, and liquidity premiums.
- We tested the completeness and accuracy of the data inputs used in the non-PCD loans estimated fair value calculations by comparing the data to source documents and external information sources.
- We utilized internal valuation specialists to assist in testing management's methodologies and techniques for appropriateness, as well as evaluating significant assumptions by comparing the data to source documents provided by the Company, obtaining comparative information from external sources and performing mathematical accuracy checks.
- We utilized internal valuation specialists to assist in evaluating significant assumptions such as interest rate risk, credit risk, discount rates, expected payments and prepayments, and liquidity premiums.

Goodwill Impairment – Fair Value of Reporting Unit

As described in Note 6 of the financial statements, the Company's goodwill balance was $127.0 million as of December 31, 2023. Goodwill is evaluated annually for impairment or at interim periods if certain events occur which may cause the fair value of the reporting unit to fall below its carrying amount. The Company estimates the fair value of the single reporting unit by making significant estimates and assumptions considering a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and current market data.

We identified the impairment assessment of goodwill as a critical audit matter due to the complexity of the analysis and certain significant assumptions such as projected cash flows, discount and growth rates, control premiums and comparable public companies. Auditing management's assumptions required a high degree of auditor judgement, subjectivity, and increased audit effort, including the use of internal specialists.

Our audit procedures related to the evaluation of goodwill impairment included the following, among others:

- We obtained an understanding of the relevant controls related to the assessment of goodwill impairment and test such controls for design and operating effectiveness, including controls over management's preparation of cash flow projections and review of significant assumptions such as discount rate and long-term growth rate.
- We tested the completeness and accuracy of the underlying data used in the fair value estimates by agreeing Company financial data to internal records and using valuation specialists to obtain market data for a population of comparable companies.
- We evaluated management's cash flow projections and significant assumptions considered within the business plan by considering the current and past performance of the Company and the consideration of the Company's ability to meet financial projections.
- We utilized internal specialists who assisted in the following, among others:
  ◦ Evaluating the discount rate by comparing to publicly available market data.
  ◦ Evaluating the reasonableness and application of the methodologies used by management including the income approach and the market approach and the reasonableness of the control premium by reviewing publicly available market data and comparing it to management's estimate of the control premium used by management.

/s/ RSM US LLP

We have served as the Company's auditor since 2020.

Philadelphia, Pennsylvania
March 28, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Mid Penn Bancorp, Inc. and Subsidiaries

Opinion on the Internal Control Over Financial Reporting

We have audited Mid Penn Bancorp, Inc. and Subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company and our report dated March 28, 2024 expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Philadelphia, Pennsylvania
March 28, 2024

(In thousands, except per share data)	December 31, 2023		December 31, 2022
ASSETS			
Cash and due from banks	$ 45,435	$	53,368
Interest-bearing balances with other financial institutions	34,668		4,405
Federal funds sold	16,660		3,108
Total cash and cash equivalents	96,763		60,881
Investment securities:			
Held to maturity, at amortized cost (fair value $357,521 and $348,505)	399,128		399,494
AFS, at fair value	223,555		237,878
Equity securities available for sale, at fair value	438		430
Loans held for sale, at fair value	3,855		2,475
Loans, net of unearned interest	4,252,792		3,514,119
Less: ACL - Loans	(34,187)		(18,957)
Net loans	4,218,605		3,495,162
Premises and equipment, net	36,909		34,471
Operating lease right of use asset	8,953		8,798
Finance lease right of use asset	2,727		2,907
Cash surrender value of life insurance	54,497		50,674
Restricted investment in bank stocks	16,768		8,315
Accrued interest receivable	25,820		18,405
Deferred income taxes	24,146		13,674
Goodwill	127,031		114,231
Core deposit and other intangibles, net	6,479		7,260
Foreclosed assets held for sale	293		43
Other assets	44,825		42,856
Total Assets	$ 5,290,792	$	4,497,954
LIABILITIES & SHAREHOLDERS' EQUITY			
Deposits:			
Noninterest-bearing demand	$ 801,312	$	793,939
Interest-bearing transaction accounts	2,086,450		2,325,847
Time	1,458,450		658,545
Total Deposits	4,346,212		3,778,331
Short-term borrowings	241,532		102,647
Long-term debt	59,003		4,409
Subordinated debt	46,354		56,941
Operating lease liability	9,285		9,725
Accrued interest payable	14,257		2,303
Other liabilities	31,799		31,499
Total Liabilities	4,748,442		3,985,855
Shareholders' Equity:			
Common stock, par value $1.00 per share; 40,000,000 shares authorized; 16,998,929 issued at December 31, 2023 and 16,094,486 at December 31, 2022; 16,573,707 outstanding at December 31, 2023 and 15,886,143 at December 31, 2022	16,999		16,094
Additional paid-in capital	405,725		386,987
Retained earnings	145,982		133,114
Accumulated other comprehensive loss	(16,637)		(19,216)
Treasury Stock, at cost; 425,222 and 208,343 shares at December 31, 2023 and December 31, 2022	(9,719)		(4,880)
Total Shareholders' Equity	542,350		512,099
Total Liabilities and Shareholders' Equity	$ 5,290,792	$	4,497,954

The accompanying notes are an integral part of these Consolidated Financial Statements.

MID PENN BANCORP, INC.   **Consolidated Statements of Income**

(In thousands, except per share data)	Years Ended December 31,		
	2023	2022	2021
INTEREST INCOME			
Loans, including fees	$ 218,060	$ 150,256	$ 118,776
Investment securities:			
Taxable	16,005	11,952	2,602
Tax-exempt	1,540	1,497	1,122
Other interest-bearing balances	361	69	13
Federal funds sold	373	1,826	809
Total Interest Income	236,339	165,600	123,322
INTEREST EXPENSE			
Deposits	79,295	14,144	11,327
Short-term borrowings	7,087	441	539
Long-term and subordinated debt	2,984	3,182	2,888
Total Interest Expense	89,366	17,767	14,754
Net Interest Income	146,973	147,833	108,568
Provision for credit losses - loans	3,295	4,300	2,945
Net Interest Income After Provision for Credit Losses - Loans	143,678	143,533	105,623
NONINTEREST INCOME			
Fiduciary and wealth management	5,059	5,071	2,494
ATM debit card interchange	4,019	4,362	2,688
Service charges on deposits	1,943	2,078	991
Mortgage banking	1,353	1,607	10,314
Mortgage hedging	324	1,471	64
Net gain on sales of SBA loans	571	262	969
Earnings from cash surrender value of life insurance	1,112	1,013	358
Net gain on sales of investment activities	—	—	79
Other	5,627	7,793	3,576
Total Noninterest Income	20,008	23,657	21,533
NONINTEREST EXPENSE			
Salaries and employee benefits	59,345	52,601	41,711
Software licensing and utilization	7,927	7,524	6,332
Occupancy, net	7,349	6,900	5,527
Equipment	5,121	4,493	3,101
Shares tax	2,713	2,786	800
Legal and professional fees	2,945	2,761	1,979
ATM/card processing	2,108	2,139	1,053
Intangible amortization	1,780	2,012	1,180
FDIC Assessment	3,500	1,594	1,888
Gain on sale of foreclosed assets, net	(144)	(133)	(25)
Merger and acquisition	5,544	294	3,067
Post-acquisition restructuring	2,952	329	9,880
Other	17,852	16,543	14,612
Total Noninterest Expense	118,992	99,843	91,105
INCOME BEFORE PROVISION FOR INCOME TAXES	44,694	67,347	36,051
Provision for income taxes	7,297	12,541	6,732
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ 37,397	$ 54,806	$ 29,319
PER COMMON SHARE DATA:			
Basic Earnings Per Common Share	$ 2.29	$ 3.44	$ 2.71
Diluted Earnings Per Common Share	$ 2.29	$ 3.44	$ 2.71
Weighted-average basic shares outstanding	16,319,006	15,912,877	10,806,009
Weighted-average diluted shares outstanding	16,350,963	15,934,635	10,819,579

The accompanying notes are an integral part of these Consolidated Financial Statements

	Years Ended December 31,		
(In Thousands)	**2023**	**2022**	**2021**
Net income	$ **37,397**	$ 54,806	$ 29,319
Other comprehensive loss:			
Unrealized gains (losses) arising during the period on available for sale securities, net of income tax (cost) benefit of ($144), $5,070 and $50, respectively [1]	**1,988**	(19,072)	(190)
Reclassification adjustment for net gain on sales of available-for-sale securities included in net income, net of income tax benefit of $0, $0 and $17, respectively [1], [2]	**—**	—	(62)
Unrealized holding gains arising during the period on interest rate derivatives used in cash flow hedges, net of income tax benefit of ($236), $0, and $0, respectively [1]	**820**	—	—
Change in defined benefit plans, net of income tax benefit (cost) of $56, $78 and ($136), respectively [1], [3]	**(212)**	(294)	511
Reclassification adjustment for settlement gains and activity related to benefit plans, net of income tax cost $5, $2 and $12, respectively [1], [4]	**(17)**	(8)	(44)
Total other comprehensive income (loss)	**2,579**	(19,374)	215
Total comprehensive income	$ **39,976**	$ 35,432	$ 29,534

(1) The income tax impacts of the components of other comprehensive income are calculated using the 21% statutory tax rate for 2023, 2022 and 2021.

(2) Amounts are included in net gain on sales of investment securities on the Consolidated Statements of Income as a separate component within total noninterest income.

(3) The change in defined benefit plans consists primarily of unrecognized actuarial (losses) gains on defined benefit plans during the period.

(4) The reclassification adjustment for defined benefit plans includes settlement gains, amortization of prior service costs, and amortization of net gain or loss. Amounts are included in other income on the Consolidated Statements of Income within the total noninterest income. See "Note 14 - Postretirement Benefit Plans", to the Consolidated Financial Statements for more information.

The accompanying notes are an integral part of these Consolidated Financial Statements.

(In thousands, except per share data)	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total Shareholders' Equity
	Shares	Amount					
Balance, January 1, 2021	8,511,835	$ 8,512	$ 178,853	$ 70,175	$ (57)	$ (1,795)	$ 255,688
Net income	—	—	—	29,319	—	—	29,319
Total other comprehensive loss, net of taxes	—	—	—	—	215	—	215
Common stock cash dividends declared - $0.79 per share	—	—	—	(8,451)	—	—	(8,451)
Common shares issued through follow-on public offering, net of underwriting discounts and offering expenses [1]	2,990,000	2,990	67,248	—	—	—	70,238
Common stock issued to Riverview shareholders [2]	4,519,776	4,520	137,672	—	—	—	142,192
Repurchased stock (5,800 shares)	—	—	—	—	—	(128)	(128)
Employee Stock Purchase Plan	6,066	6	166	—	—	—	172
Director Stock Purchase Plan	4,771	5	130	—	—	—	135
Restricted stock activity	23,834	23	673	—	—	—	696
Balance, December 31, 2021	16,056,282	$ 16,056	$ 384,742	$ 91,043	$ 158	$ (1,923)	$ 490,076
Net income	—	—	—	54,806	—	—	54,806
Total other comprehensive income, net of taxes	—	—	—	—	(19,374)	—	(19,374)
Common stock cash dividends declared - $0.80 per share	—	—	—	(12,735)	—	—	(12,735)
Riverview restricted stock [3]	—	—	776	—	—	—	776
Repurchased stock (109,891 shares)	—	—	—	—	—	(2,957)	(2,957)
Employee Stock Purchase Plan	7,152	7	193	—	—	—	200
Director Stock Purchase Plan	5,876	6	159	—	—	—	165
Restricted stock activity	25,176	25	1,117	—	—	—	1,142
Balance, December 31, 2022	16,094,486	$ 16,094	$ 386,987	$ 133,114	$ (19,216)	$ (4,880)	$ 512,099
Net income	—	—	—	37,397	—	—	37,397
Total other comprehensive loss, net of taxes	—	—	—	—	2,579	—	2,579
Common stock cash dividends declared - $0.80 per share	—	—	—	(12,981)	—	—	(12,981)
Common stock issued to Brunswick shareholders [5]	849,510	850	17,245	—	—	—	18,095
Impact of adopting CECL [4]	—	—	—	(11,548)	—	—	(11,548)
Repurchased stock (216,879 shares) [6]	—	—	(37)	—	—	(4,839)	(4,876)
Employee Stock Purchase Plan	13,459	13	290	—	—	—	303
Director Stock Purchase Plan	7,884	8	171	—	—	—	179
Restricted stock activity	33,590	34	1,069	—	—	—	1,103
Balance, December 31, 2023	16,998,929	$ 16,999	$ 405,725	$ 145,982	$ (16,637)	$ (9,719)	$ 542,350

(1) Shares issued in offering were net of expenses of $4.6 million.

(2) Shares issued as a result of the acquisition of Riverview Financial Corporation ("Riverview").

(3) Additionally, 2,500 shares of restricted stock were paid out in cash resulting in $776 thousand of cash consideration relating to stock awards.

(4) The Corporation adopted ASU 2016-13 "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" effective January 1, 2023. See "Note 1 - Summary of Significant Accounting Policies" for further details.

(5) Shares issued as a result of the acquisition of Brunswick Bancorp ("Brunswick"). See "Note 2 - Business Combinations", to the Consolidated Financial Statements for more information.

(6) Includes tax effects of repurchased stock.

The accompanying notes are an integral part of these Consolidated Financial Statements.

(In thousands)	Year Ended December 31, 2023	2022	2021
Operating Activities:			
Net Income	$ 37,397	$ 54,806	29,319
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses - loans	3,295	4,300	2,945
Depreciation	4,900	4,283	3,316
Amortization of intangibles	1,780	2,012	1,180
Net amortization of security discounts/premiums	472	729	636
Noncash operating lease expense	1,945	1,755	1,698
Amortization of finance lease right of use asset	180	180	180
Loss (gain) on sales of investment securities	—	—	(79)
Earnings on cash surrender value of life insurance	(1,112)	(1,013)	(358)
Mortgage loans originated for sale	(82,714)	(138,611)	(316,849)
Proceeds from sales of mortgage loans originated for sale	82,687	149,257	341,155
Gain on sale of mortgage loans	(1,353)	(1,607)	(10,314)
SBA loans originated for sale	(11,211)	(5,310)	(10,890)
Proceeds from sales of SBA loans originated for sale	10,640	5,571	11,859
Gain on sale of SBA loans	(571)	(262)	(969)
Gain (Loss) on sale of property, plant, and equipment	—	938	(105)
Gain on sale or write-down of foreclosed assets	(144)	(133)	(25)
Write-off of bank premises and equipment held for sale	—	705	—
Accretion of subordinated debt	(587)	(555)	—
Stock compensation expense	1,103	1,142	696
Change in deferred income tax benefit	(1,551)	2,262	484
Fair value adjustment on equity investments	—	70	—
Increase accrued interest receivable	(6,244)	(7,080)	3,562
Decrease (Increase) in other assets	9,736	(13,261)	(4,321)
Increase (decrease) in accrued interest payable	10,043	510	(655)
Decrease in operating lease liability	(2,540)	(3,136)	(1,781)
(Decrease) Increase in other liabilities	(4,214)	2,439	15,215
Net Cash Provided By Operating Activities	51,937	59,991	65,899
Investing Activities:			
Proceeds from the sale of available-for-sale securities	1,751	—	5,178
Proceeds from the maturity or call of available-for-sale securities	16,611	14,574	2,856
Purchases of available-for-sale securities	—	(213,976)	(65,192)
Proceeds from the maturity or call of held-to-maturity securities	10,490	14,942	42,416
Purchases of held-to-maturity securities	—	(85,664)	(243,987)
Stock dividends of FHLB and other bank stock	864	289	345
(Purchases) reduction of restricted investment in bank stock	(9,317)	530	324
Net cash received from acquisition	1,068	(901)	315,287
Net increase in loans	(424,535)	(411,800)	115,367
Purchases of bank premises and equipment	(2,770)	(4,249)	(3,497)
Proceeds from the sale of premises and equipment	—	220	62
Proceeds from the sale of foreclosed assets	1,256	242	212
Proceeds from bank-owned life insurance	774	—	—
Gain on bank-owned life insurance	(125)	—	—
Net change in investments in tax credits and other partnerships	(4,588)	—	—
Net cash paid on branch sale	—	(18,918)	—
Net Cash (Used In) Provided by Investing Activities	(408,521)	(704,711)	169,371
Financing Activities:			
Net increase (decrease) in deposits	286,498	(202,607)	446,045

Proceeds from long-term debt		25,000	—	—
Common stock dividends paid		(12,981)	(12,735)	(8,872)
Proceeds from Employee and Director Stock Purchase Plan stock issuance		482	364	307
Proceeds from follow-on common stock public offering [3]		—	—	70,238
Treasury stock purchased		(4,876)	(2,957)	(128)
Riverview restricted stock [1]		—	776	—
Net change in finance lease liability		(93)	(90)	(87)
Net change in short-term borrowings		138,885	102,647	(125,617)
Long-term debt repayment		(30,449)	(76,771)	(258)
Subordinated debt redemption and trust preferred securities		(10,000)	(16,778)	(6,870)
Net Cash Provided by (Used In) Financing Activities		392,466	(208,151)	374,758
Net increase (decrease) in cash and cash equivalents		35,882	(852,871)	610,028
Cash and cash equivalents, beginning of period		60,881	913,752	303,724
Cash and cash equivalents, end of period	$	96,763 $	60,881 $	913,752
Supplemental Disclosures of Cash Flow Information:				
Cash paid for interest	$	77,413 $	17,255 $	14,970
Cash paid for income taxes		7,965	7,552	6,950
Supplemental Noncash Disclosures:				
Recognition of operating lease right of use assets	$	2,100 $	— $	1,944
Recognition of operating lease liabilities		2,100	1,498	1,944
Obsolete Riverview asset write-off		—	705	—
Loans transferred to foreclosed assets held for sale		1,362	152	53
Common Stock issued to Riverview Shareholders		—	—	4,520
Carrying value of assets sold in branch sale		—	2,159	—
Liabilities assigned in branch sale		—	21,076	—
Fair value of assets acquired in business combination, excluding cash [2]		362,070	—	905,847
Goodwill recorded [2]		12,800	—	50,995
Liabilities assumed in business combination [2]		345,043	—	1,129,937
Stock issued in business combination [2]		18,095	—	—

(1) Additionally, 2,500 shares of restricted stock were paid out in cash resulting in $776 thousand of cash consideration relating to stock awards.

(2) This disclosure includes the impact of the Brunswick Acquisition on May 19, 2023. See "Note 2 - Business Combinations" to the Consolidated Financial Statements for more information.

(3) Shares issued in offering were net of expenses of $4.6 million.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Mid Penn Bancorp, Inc. ("Mid Penn" or the "Corporation"), through operations conducted by Mid Penn Bank (the "Bank") and its nonbank subsidiaries, engages in a full-service commercial banking and trust business, making available to the community a wide range of financial services, including, but not limited to, mortgage and home equity loans, secured and unsecured commercial and consumer loans, lines of credit, construction financing, farm loans, community development loans, loans to non-profit entities and local government loans, and various types of time and demand deposits including but not limited to, checking accounts, savings accounts, clubs, money market deposit accounts, certificates of deposit, and IRAs. In addition, the Bank provides a full range of trust and wealth management services through its Trust Department. Deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") to the extent provided by law.

Mid Penn also provides wealth management services, through its nonbank subsidiary MPB Wealth Management, LLC, and fulfills the insurance needs of both existing and potential customers through MPB Risk Services, LLC, doing business as MPB Insurance and Risk Management.

The financial services are provided to individuals, partnerships, non-profit organizations, and corporations through its retail banking offices located in throughout Pennsylvania.

Basis of Presentation

For all periods presented, the accompanying Consolidated Financial Statements include the accounts of Mid Penn Bancorp, Inc., its wholly-owned subsidiary, Mid Penn Bank, and four nonbank subsidiaries, MPB Financial Services, LLC, which includes MPB Wealth Management, LLC and MPB Risk Services, LLC, and MPB Launchpad Fund I, LLC. As of December 31, 2023, the accounts and activities of these nonbank subsidiaries were not material to warrant separate disclosure or segment reporting. As a result, Mid Penn has only one reportable segment for financial reporting purposes. All material intercompany accounts and transactions have been eliminated in consolidation.

For comparative purposes, the December 31, 2022 and December 31, 2021 balances have been reclassified, when necessary, to conform to the 2023 presentation. Such reclassifications had no impact on net income or total shareholders' equity. In the opinion of management, all adjustments necessary for fair presentation of the periods presented have been reflected in the accompanying consolidated financial statements. All such adjustments are of a normal, recurring nature.

Mid Penn has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2023, for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through the issuance date of these consolidated financial statements.

The accounting and reporting policies of Mid Penn conform with accounting principles generally accepted in the United States ("GAAP") and to general practice within the financial industry. Following is a description of the more significant accounting policies.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Material estimates subject to significant change include the allowance for credit losses, the expected cash flows and collateral values associated with loans that are individually evaluated for credit losses, the carrying value of other real estate owned ("OREO"), the fair value of financial instruments, business combination fair value computations, the valuation of goodwill and other intangible assets, stock-based compensation and deferred income tax assets.

Significant Group of Concentrations of Credit Risk - Most of the Corporation's activities are with customers located within Pennsylvania. "Note 3 - Investment Securities" discusses the types of investment securities in which the Corporation invests. "Note 4 - Loans and Allowance for Loan Losses" discusses the types of lending that the Corporation engages in as well as loan concentrations. The Corporation does not have a significant concentration of credit risk with any one customer.

MID PENN BANCORP, INC.

Fair Value Measurements - The Corporation uses estimates of fair value in applying various accounting standards for its consolidated financial statements on either a recurring or non-recurring basis. Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. The Corporation groups its assets and liabilities measured at fair value in three hierarchy levels, based on the observability and transparency of the inputs. These levels are as follows

> **Level 1** - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
>
> **Level 2** - Observable inputs other than level 1 inputs, including quoted prices for similar assets and liabilities, quoted prices for identical assets and liabilities in less active markets and other inputs that can be corroborated by observable market data; and
>
> **Level 3** - Unobservable inputs supported by limited or no market activity or data and inputs requiring significant management judgment or estimation; valuation techniques utilizing level 3 inputs include option pricing models, discounted cash flow models and similar techniques.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. It is the Corporation's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in estimating fair value. Unobservable inputs are utilized in determining fair value estimates only to the extent that observable inputs are not available. The need to use unobservable inputs generally results from a lack of market liquidity and trading volume. Transfers between levels of fair value hierarchy are recorded at the end of the reporting period.

Cash and Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, balances due from banks, and federal funds sold, all of which mature within ninety days.

Restrictions on Cash and Due from Bank Accounts - The Bank is required by banking regulations to maintain certain minimum cash reserves. As of both December 31, 2023 and 2022, there was no cash reserve balances required to be maintained at the Federal Reserve Bank of Philadelphia because the Bank had sufficient vault cash available.

Debt Investment Securities - Mid Penn determines the classification of investment securities at the time of purchase. If Mid Penn has the intent and the ability at the time of purchase to hold debt securities until maturity, they are classified as held-to-maturity ("HTM"). HTM investment securities are stated at amortized cost. Debt securities Mid Penn does not intend to hold to maturity are classified as available for sale ("AFS") and carried at estimated fair value with unrealized gains or losses reported as a separate component of stockholders' equity in accumulated other comprehensive income (loss), net of applicable income taxes. Available for sale securities are a part of Mid Penn's asset/liability management strategy and may be sold in response to changes in interest rates, prepayment risk or other market factors. Management has elected to reclassify realized gains and losses from accumulated other comprehensive income when securities are sold on the trade date.

Interest income and dividends on securities are recognized in interest income on an accrual basis. Premiums and discounts on debt securities are amortized as an adjustment to interest income over the period to maturity of the related security using the effective interest method. Realized gains or losses on the sale of securities are determined using the specific identification method.

FASB ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," was adopted by Mid Penn on January 1, 2023. ASU 2016-13 introduces the CECL methodology for estimating allowances for credit losses. ASU 2016-13 applies to all financial instruments carried at amortized cost, including HTM securities, and makes targeted improvements to the accounting for credit losses on AFS securities.

In order to comply with ASC 326, Mid Penn conducted a review of its investment portfolio and determined that for certain classes of securities it would be appropriate to assume the expected credit loss to be zero. This zero-credit loss assumption applies to debt issuances of the U.S. Treasury and agencies and instrumentalities of the United States government. The reasons behind the adoption of the zero-credit loss assumption are as follows:

- High credit rating

- Long history with no credit losses

MID PENN BANCORP, INC.

- Guaranteed by a sovereign entity

- Widely recognized as "risk-free rate"

- Can print its own currency

- Currency is routinely held by central banks, used in international commerce, and commonly viewed as reserve currency

- Currently under the U.S. Government conservatorship or receivership

Mid Penn will continuously monitor any changes in economic conditions, credit downgrades, changes to explicit or implicit guarantees granted to certain debt issuers, and any other relevant information that would indicate potential credit deterioration and prompt Mid Penn to reconsider its zero-credit loss assumption.

At the date of adoption, Mid Penn's estimated allowance for credit losses on AFS and HTM securities under ASU 2016-13 was deemed immaterial due to the composition of these portfolios. Both portfolios consist primarily of U.S. government agency guaranteed mortgage-backed securities for which the risk of loss is minimal. Therefore, Mid Penn did not recognize a cumulative effect adjustment through retained earnings related to the AFS and HTM securities.

AFS Securities

ASU 2016-13 makes targeted improvements to the accounting for credit losses on AFS securities. The concept of other-than-temporarily impaired has been replaced with the allowance for credit losses. Unlike HTM securities, AFS securities are evaluated on an individual level and pooling of securities is not allowed.

Quarterly, Mid Penn evaluates if any security has a fair value less than its amortized cost. Once these securities are identified, in order to determine whether a decline in fair value resulted from a credit loss or other factors, Mid Penn performs further analysis as outlined below:

- Review the extent to which the fair value is less than the amortized cost and observe the security's lowest credit rating as reported by third-party credit ratings companies.

- The securities that violate the credit loss triggers above would be subjected to additional analysis that may include, but is not limited to: changes in market interest rates, changes in securities credit ratings, security type, service area economic factors, financial performance of the issuer/or obligor of the underlying issue and third-party guarantee.

- If Mid Penn determines that a credit loss exists, the credit portion of the allowance will be measured using a DCF analysis using the effective interest rate as of the security's purchase date. The amount of credit loss Mid Penn records will be limited to the amount by which the amortized cost exceeds the fair value.

The DCF analysis utilizes contractual maturities, as well as third-party credit ratings and cumulative default rates published annually by a reputable third-party.

At December 31, 2023, the results of the analysis did not identify any securities that violate the credit loss triggers; therefore, no DCF analysis was performed and no credit loss was recognized on any of the securities available for sale.

Accrued interest receivable is excluded from the estimate of credit losses for AFS securities. At December 31, 2023, accrued interest receivable totaled $1.3 million for AFS securities and was reported in accrued interest receivable on the accompanying Consolidated Balance Sheet.

HTM Securities

ASU 2016-13 requires institutions to measure expected credit losses on financial assets carried at amortized cost on a collective or pool basis when similar risks exist. Mid Penn uses several levels of segmentation in order to measure expected credit losses:

- The portfolio is segmented into agency and non-agency securities.

- The non-agency securities are separated into state and political subdivision obligations and corporate debt securities.

MID PENN BANCORP, INC.

Each individual segment is categorized by third-party credit ratings.

As discussed above, Mid Penn has determined that for certain classes of securities it would be appropriate to assume the expected credit loss to be zero, which include debt issuances of the U.S. Treasury and agencies and instrumentalities of the United States government. This assumption will be reviewed and attested to quarterly.

At December 31, 2023, Mid Penn's HTM securities totaled $399.1 million. After applying appropriate probability of default and loss given default assumptions, the total amount of current expected credit losses was deemed immaterial. Therefore, no reserve was recorded at December 31, 2023.

Accrued interest receivable is excluded from the estimate of credit losses for HTM securities. At December 31, 2023, accrued interest receivable totaled $1.9 million for HTM securities and was reported in accrued interest receivable on the accompanying Consolidated Balance Sheet.

At December 31, 2023, Mid Penn had no HTM securities that were past due 30 days or more as to principal or interest payments. Mid Penn had no HTM securities classified as nonaccrual at December 31, 2023.

Equity Securities - The Corporation reports its equity securities with readily determinable fair values at fair value on the Consolidated Balance Sheet, with realized and unrealized gains and losses reported in other expense on the Consolidated Statements of Income. As of December 31, 2023 and 2022, Mid Penn's equity securities consisted of Community Reinvestment Act funds totaling $438 thousand and $430 thousand, respectively. No equity securities were sold during the years ended December 31, 2023, 2022 and 2021.

Federal Home Loan Bank ("FHLB") and Atlantic Community Bankers' Bank ("ACBB") Stock - The Bank is a member of the FHLB and the ACBB and is required to maintain an investment in the stock of the FHLB and ACBB. No market exists for these stocks, and the Bank's investment can be liquidated only through redemption by the FHLB or ACBB, at the discretion of and subject to conditions imposed by the FHLB and ACBB. Historically, FHLB and ACBB stock redemptions have been at cost (par value), which equals the Corporation's carrying value. The Corporation monitors its investment in FHLB and ACBB stock for impairment through review of recent financial results of the FHLB and ACBB including capital adequacy and liquidity position, dividend payment history, redemption history and information from credit agencies. The Corporation has not identified any indicators of impairment of FHLB or ACBB stock. During the years ended December 31, 2023, 2022, and 2021 dividends received from the FHLB totaled $864 thousand, $289 thousand, and $345 thousand respectively.

Investment in Limited Partnership - Mid Penn is a limited partner in a partnership that provides low-income housing in Enola, Pennsylvania. The carrying value of Mid Penn's investment in the limited partnership was $15 thousand at December 31, 2023 and $58 thousand at December 31, 2022, net of amortization, using the straight-line method and is reported in other assets on the Consolidated Balance Sheets. Mid Penn's maximum exposure to loss is limited to the carrying value of its investment.

Mid Penn also owns a limited partnership interest in a low-income housing project to construct thirty-seven apartments and common amenities in Dauphin County, Pennsylvania. The total investment in this limited partnership, net of amortization, was $4.5 million and $5.2 million on December 31, 2023 and December 31, 2022, respectively, and was included in the reported balance of other assets on the Consolidated Balance Sheet. All of the units qualified for Federal Low-Income Housing Tax Credits ("LIHTCs") as provided for in Section 42 of the Internal Revenue Code of 1986, as amended. Mid Penn's limited partner capital contribution commitment is $7.6 million, and the investment was fully funded within a three-year period beginning in 2019 and ending during the first quarter of 2021. The investment in the limited partnership is reported in other assets on the Consolidated Balance Sheet and is being amortized over a ten-year period using the cost amortization method which began upon commencement of operations of the facility in December 2020. The project was formally awarded $8.5 million in total LIHTCs by the Pennsylvania Housing Finance Agency, which will be recognized over the ten-year period from December 2020 through November 2029. Mid Penn received low-income housing tax credits related to this project of $1.3 million for the tax year ended December 31, 2023 and $853 thousand for both of the tax years ended December 31, 2022 and 2021.

Loans Held for Sale - During the third quarter of 2021, the Corporation made the election to measure mortgage loans held for sale at fair value. Derivative financial instruments related to mortgage banking activities are also recorded at fair value, as detailed under the heading "Mortgage Banking Derivative Financial Instruments," below. The Corporation determines

MID PENN BANCORP, INC.

fair value for its mortgage loans held for sale based on the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the date fair value is measured. Changes in fair values during the period are recorded as components of mortgage banking income on the Consolidated Statements of Income. Interest income earned on mortgage loans held for sale is classified in interest income on the Consolidated Statements of Income.

In periods prior to the third quarter of 2021, mortgage loans originated and intended for sale in the secondary market were included in loans held for sale and were reported at the lower of cost or fair value, as determined by the aggregate commitments from investors or current investor yield requirements. Gains and losses on sales of mortgage loans are included in noninterest income in the Consolidated Statements of Income.

Loans - Loans that management has the intent and ability to hold for the foreseeable future are reported at their outstanding principal balances, net of an allowance for loan losses, unamortized deferred fees and costs and unamortized premiums or discounts. The net amount of nonrefundable loan origination fees and certain direct costs associated with the lending process are deferred and amortized to interest income over the contractual lives of the loans using methods which approximate the level yield method. Discounts and premiums are amortized or accreted to interest income over the estimated term of the loans using methods that approximate the level yield method. Interest income on loans is accrued based on the unpaid principal balance outstanding and the contractual terms of the loan agreements.

A substantial portion of the loan portfolio is comprised of commercial and real estate loans throughout Pennsylvania. The ability of the Corporation's debtors to honor their contracts is dependent upon the general economic conditions of this area.

The loan portfolio is segmented into commercial and industrial loans, commercial real estate loans, commercial real estate – construction loans, residential mortgage loans, home equity loans and consumer loans. Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to repay the loan through operating profitably and effectively growing its business. The Corporation's management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the credit quality and cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee to add strength to the credit and reduce the risk on a transaction to an acceptable level; however, some short-term loans may be made on an unsecured basis to the most credit worthy borrowers. Commercial loans also include loans originated under the Paycheck Protection Program ("PPP"). These loans are underwritten and originated in accordance with program guidelines.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan.

With respect to loans to developers and builders, the Corporation generally requires the borrower to have a proven record of success and an expertise in the building industry. Commercial real estate - construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Commercial real estate - construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Commercial real estate - construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project.

The Corporation's non-real estate consumer loans are based on the borrower's proven earning capacity over the term of the loan. The Corporation monitors payment performance periodically for consumer loans to identify any deterioration in the borrower's financial strength. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by management and staff. This activity, coupled with a relatively small volume of consumer loans, minimizes risk.

Acquired Loans - At the purchase or acquisition date, loans are evaluated to determine whether there has been more than insignificant credit deterioration since origination. Loans that have experienced more than insignificant credit deterioration since origination are referred to as PCD loans. In its evaluation of whether a loan has experienced more than insignificant deterioration in credit quality since origination, Mid Penn takes into consideration loan grades, past due and nonaccrual

MID PENN BANCORP, INC.

status. Mid Penn may also consider external credit rating agency ratings for borrowers and for non-commercial loans, FICO score or band, probability of default levels, and number of times past due. At the purchase or acquisition date, the amortized cost basis of PCD loans is equal to the purchase price and an initial estimate of credit losses. The initial recognition of expected credit losses on PCD loans has no impact on net income. When the initial measurement of expected credit losses on PCD loans is calculated on a pooled loan basis, the expected credit losses are allocated to each loan within the pool. Any difference between the initial amortized cost basis and the unpaid principal balance of the loan represents a noncredit discount or premium, which is accreted (or amortized) into interest income over the life of the loan. Subsequent changes to the ACL on PCD loans are recorded through the PCL. For purchased loans that are not deemed to have experienced more than insignificant credit deterioration since origination and are therefore not deemed PCD, any discounts or premiums included in the purchase price are accreted (or amortized) over the contractual life of the individual loan.

Loans are charged off against the ACL, with any subsequent recoveries credited back to the ACL account. Expected recoveries may not exceed the aggregate of amounts previously charged off and expected to be charged off.

The balance of loans acquired included in the balance of loans, net of unearned interest, on the Consolidated Balance Sheets totaled $324.5 million and $768.5 million as of December 31, 2023 and December 31, 2022, respectively.

Non-accrual Loans - The Corporation classifies loans as past due when the payment of principal or interest is greater than 30 days delinquent based on the contractual next payment due date. The Corporation's policies related to when loans are placed on non-accrual status conform to guidelines prescribed by regulatory authorities. Loans are placed on non-accrual status when it is probable that principal or interest is not fully collectible, or generally when principal or interest becomes 90 days past due, whichever occurs first. When loans are placed on non-accrual status, interest receivable is reversed against interest income in the current period and amortization of any discount ceases. Interest payments received thereafter are applied as a reduction to the remaining principal balance unless management believes that the ultimate collection of the principal is likely, in which case payments are recognized in earnings on a cash basis. Loans are removed from non-accrual status when they become current as to both principal and interest and the collectability of principal and interest is no longer doubtful.

Generally, a non-accrual loan that is restructured remains on non-accrual for a reasonable period of time (generally, at least six consecutive months) to demonstrate the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status after a shorter performance period. If the borrower's ability to meet the revised payment schedule is not reasonably assured, the loan remains classified as a non-accrual loan.

Modifications to Borrowers Experiencing Financial Difficulty - From time to time, we may modify certain loans to borrowers who are experiencing financial difficulty. In some cases, these modifications may result in new loans. Loan modifications to borrowers experiencing financial difficulty may be in the form of principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay, or a term extension, or a combination thereof, among other things.

Allowance for Credit Losses, effective January 1, 2023 - Mid Penn's ACL - loans methodology is based upon guidance within FASB ASC Subtopic 326-20, as well as regulatory guidance from the FDIC, its primary federal regulator. The ACL - loans is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Credit quality within the loan portfolio is continuously monitored by management and is reflected within the ACL - loans. The ACL - loans is an estimate of expected losses inherent within Mid Penn's existing loan portfolio. The ACL - loans is adjusted through the PCL and reduced by the charge off of loan amounts, net of recoveries.

The loan loss estimation process involves procedures to appropriately consider the unique characteristics of Mid Penn's loan portfolio segments. When computing allowance levels, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. Evaluations of the portfolio and individual credits are inherently subjective, as they require estimates, assumptions and judgments as to the facts and circumstances of particular situations. Determining the appropriateness of the allowance is complex and requires judgement by management about the effect of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio, in light of the factors and forecasts then prevailing, may result in significant changes in the ACL and credit loss expense.

MID PENN BANCORP, INC.

Mid Penn estimates the ACL using relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Mid Penn uses a third-party software application to calculate the quantitative portion of the ACL using a methodology and assumptions specific to each loan pool. The qualitative portion of the allowance is based on general economic conditions and other internal and external factors affecting Mid Penn as a whole, as well as specific loans. Factors considered include the following: lending process, concentrations of credit, and credit quality. The quantitative and qualitative portions of the allowance are added together to determine the total ACL, which reflects management's expectations of future conditions based on reasonable and supportable forecasts.

The methodology for estimating the amount of expected credit losses reported in the ACL has two basic components: a collective, or pooled, component for estimated expected credit losses for pools of loans that share similar risk characteristics, and an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans. In estimating the ACL for the collective component, loans are segregated into loan pools based on loan purpose codes and similar risk characteristics.

The commercial real estate and residential mortgage loan portfolio segments include loans for both commercial and residential properties that are secured by real estate. The underwriting process for these loans includes analysis of the financial position and strength of both the borrower and, if applicable, guarantor, experience with similar projects in the past, market demand and prospects for successful completion of the proposed project within the established budget and schedule, values of underlying collateral, availability of permanent financing, maximum loan-to-value ratios, minimum equity requirements, acceptable amortization periods and minimum debt service coverage requirements, based on property type. The borrower's financial strength and capacity to repay their obligations remain the primary focus of underwriting. Financial strength is evaluated based upon analytical tools that consider historical and projected cash flows and performance, in addition to analysis of the proposed project for income-producing properties. Additional support offered by guarantors is also considered when applicable. Ultimate repayment of these loans is sensitive to interest rate changes, general economic conditions, liquidity and availability of long-term financing.

The commercial and industrial loan portfolio segment includes commercial loans made to many types of businesses for various purposes, such as short-term working capital loans that are usually secured by accounts receivable and inventory, equipment and fixed asset purchases that are secured by those assets, and term financing for those within Mid Penn's geographic markets. Mid Penn's credit underwriting process for commercial and industrial loans includes analysis of historical and projected cash flows and performance, evaluation of financial strength of both borrowers and guarantors as reflected in current and detailed financial information, and evaluation of underlying collateral to support the credit.

The consumer loan portfolio segment is comprised of loans which are underwritten after evaluating a borrower's capacity, credit and collateral. Several factors are considered when assessing a borrower's capacity, including the borrower's employment, income, current debt, assets and level of equity in the property. Credit is assessed using a credit report that provides credit scores and the borrower's current and past information about their credit history. Loan-to-value and debt-to-income ratios, loan amount and lien position are also considered in assessing whether to originate a loan. These borrowers are particularly susceptible to downturns in economic trends, such as conditions that negatively affect housing prices and demand and levels of unemployment.

Mid Penn utilizes a DCF method to estimate the quantitative portion of the allowance for credit losses for loan pools. The DCF is based off of historical losses, including peer data, which is correlated to national unemployment and GDP.

The PD and LGD measures are used in conjunction with prepayment data as inputs into the DCF model to calculate the cash flows at the individual loan level. Contractual cash flows based on loan terms are adjusted for PD, LGD and prepayments to derive loss cash flows. These loss cash flows are discounted by the loan's coupon rate to arrive at the discounted cash flow based quantitative loss. The prepayment studies are updated quarterly by a third-party for each applicable pool.

Mid Penn determined that reasonable and supportable forecasts could be made for a twelve-month period for all of its loan pools. To the extent the lives of the loans in the LHFI portfolio extend beyond this forecast period, Mid Penn uses a reversion period of four quarters and reverts to the historical mean on a straight-line basis over the remaining life of the loans.

Qualitative factors used in the ACL methodology include the following:

- Lending process

- Concentrations of credit

- Peer Group Divergence

The ACL for individual loans, such as non-accrual and PCD, that do not share risk characteristics with other loans is measured as the difference between the discounted value of expected future cash flows, based on the effective interest rate at origination, and the amortized cost basis of the loan, or the net realizable value. The ACL is the difference between the loan's net realizable value and its amortized cost basis (net of previous charge-offs and deferred loan fees and costs), except for collateral-dependent loans. A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is expected to be provided substantially through the sale of the collateral. The expected credit loss for collateral-dependent loans is measured as the difference between the amortized cost basis of the loan and the fair value of the collateral, adjusted for the estimated cost to sell. Fair value estimates for collateral-dependent loans are derived from appraised values based on the current market value or the "as is" value of the collateral, normally from recently received and reviewed appraisals. Current appraisals are ordered on a regular basis based on the inspection date or more often if market conditions necessitate. Appraisals are obtained from state-certified appraisers and are based on certain assumptions, which may include construction or development status and the highest and best use of the property. These appraisals are reviewed by Mid Penn's Appraisal Review Department to ensure they are acceptable, and values are adjusted down for costs associated with asset disposal. If the calculated expected credit loss is determined to be permanent or not recoverable, the amount of the expected credit loss is charged off.

Mid Penn may also purchase loans or acquire loans through a business combination. At the purchase or acquisition date, loans are evaluated to determine whether there has been more than insignificant credit deterioration since origination. Loans that have experienced more than insignificant credit deterioration since origination are referred to as PCD loans. In its evaluation of whether a loan has experienced more than insignificant deterioration in credit quality since origination, Mid Penn takes into consideration loan grades, past due and nonaccrual status. Mid Penn may also consider external credit rating agency ratings for borrowers and for non-commercial loans, FICO score or band, probability of default levels, and number of times past due. At the purchase or acquisition date, the amortized cost basis of PCD loans is equal to the purchase price and an initial estimate of credit losses. The initial recognition of expected credit losses on PCD loans has no impact on net income. When the initial measurement of expected credit losses on PCD loans is calculated on a pooled loan basis, the expected credit losses are allocated to each loan within the pool. Any difference between the initial amortized cost basis and the unpaid principal balance of the loan represents a noncredit discount or premium, which is accreted (or amortized) into interest income over the life of the loan. Subsequent changes to the ACL on PCD loans are recorded through the PCL. For purchased loans that are not deemed to have experienced more than insignificant credit deterioration since origination and are therefore not deemed PCD, any discounts or premiums included in the purchase price are accreted (or amortized) over the contractual life of the individual loan.

Loans are charged off against the ACL, with any subsequent recoveries credited back to the ACL account. Expected recoveries may not exceed the aggregate of amounts previously charged off and expected to be charged off.

Allowance for Loan Losses - Prior to January 1, 2023 - The allowance for credit losses consists of the allowance for loan losses ("allowance"), and the reserve for unfunded lending commitments. The allowance represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management's estimate of losses inherent in its unfunded loan commitments and is recorded in other liabilities on the Consolidated Balance Sheet.

The allowance is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged off to the allowance, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Non-residential consumer loans are generally charged off no later than 120 days past due on a contractual basis, or earlier in the event of bankruptcy or if there is an amount deemed uncollectible. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance is maintained at a level considered by management to be adequate to provide for losses that can be reasonably anticipated. Management performs a monthly evaluation of the adequacy of the allowance. The allowance is based on Mid Penn's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan.

The general component covers pools of loans by loan class including commercial loans not considered impaired, as well as smaller balance homogeneous loans, such as residential real estate, home equity and other consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These qualitative risk factors include changes in economic conditions, fluctuations in loan quality measures, changes in collateral values, changes in the experience of the lending staff and loan review systems, changes in lending policies and procedures (including underwriting standards), changes in the mix and volume of loans originated, the effect of other external factors, such as competition and legal and regulatory requirements on the level of estimated credit losses in the existing loan portfolio, shifting industry or portfolio concentrations, and other relevant factors.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions and a narrative accompanying the allowance for loan loss calculation.

Mid Penn evaluates loans for charge-off on a monthly basis. Policies that govern the recommendation for charge-off are unique to the type of loan being considered. Commercial loans classified as substandard non-accrual, doubtful, having probable loss will first have a collateral evaluation completed in accordance with the guidance on impaired loans. Once the collateral evaluation has been completed, a specific allocation of allowance is made based upon the results of the evaluation. The remaining balance remains a non-performing loan with the original terms and interest rate intact (not restructured). In the event the loan is unsecured, the loan would have been charged-off at the recognition of impairment. Commercial real estate loans determined to be impaired will also have an initial collateral evaluation completed in accordance with the guidance on impaired loans. An updated real estate valuation is ordered and the collateral evaluation is modified to reflect any variations in value. A specific allocation of allowance is made for any anticipated collateral shortfall. The remaining balance remains a non-performing loan with the original terms and interest rate intact (not restructured). The process of charging off a residential mortgage loan begins when a loan becomes delinquent for 90 days and is not in the process of collection. The existing appraisal is reviewed and a lien search is obtained to determine lien position and any instances of intervening liens. A new appraisal of the property will be ordered if deemed necessary by management, and a collateral evaluation is completed. The loan will then be charged down to the value indicated in the evaluation. Non-residential consumer loans are generally charged off no later than 120 days past due on a contractual basis, or earlier in the event of either bankruptcy or if there is an amount deemed uncollectible. The collateral shortfall of the consumer loan is recommended for charge-off at this point.

As noted above, Mid Penn assesses a specific allocation for commercial loans and commercial real estate loans. The remaining balance remains a non-performing loan with the original terms and interest rate intact (not restructured). In addition, Mid Penn takes a preemptive step when any commercial loan becomes classified under its internal classification system. A preliminary collateral evaluation, in accordance with the guidance on impaired loans, is prepared using the existing collateral information in the loan file. This process allows Mid Penn to review both the credit and documentation files to determine the status of the information needed to make a collateral evaluation. This collateral evaluation is preliminary, but allows Mid Penn to determine if any potential collateral shortfalls exist.

It is Mid Penn's policy to obtain updated third-party collateral valuations on all impaired loans secured by real estate as soon as practically possible following the credit being classified as substandard non-accrual. Prior to receipt of the updated real estate valuation, Mid Penn will use any existing real estate valuation to determine any potential allowance issues; however, no allowance recommendation will be made until such time Mid Penn is in receipt of the updated valuation. The Asset Recovery department employs an electronic tracking system to monitor the receipt of and need for updated appraisals. To date, there have been no material time lapses noted with the above processes.

In some instances, Mid Penn is not holding real estate as collateral and is relying on business assets (personal property) for repayment. In these circumstances, a collateral inspection is performed by Mid Penn personnel to determine an estimated value. The value is based on net book value, as provided by the financial statements, and discounted accordingly based on

MID PENN BANCORP, INC.

determinations made by management. Occasionally, Mid Penn will employ an outside service to provide a fair estimate of value based on auction sales or private sales. Management reviews the estimates of these third parties and discounts them accordingly based on management's judgment, if deemed necessary.

For impaired loans with no valuation allowance required, the independent third-party market valuations on the subject property obtained by Mid Penn as soon as practically possible following the credit being placed on non-accrual status sometimes indicates that the loan-to-value ratio is sufficient to obviate the need for a specific allocation in spite of significant deterioration in real estate values in Mid Penn's primary market area. These circumstances are determined on a case-by-case analysis of the impaired loans.

Mid Penn actively monitors the values of collateral on impaired loans. This monitoring may require the modification of collateral values over time or changing circumstances by some factor, either positive or negative, from the original values. All collateral values will be assessed by management at least every twelve months for revaluation by an independent third party.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Mid Penn does not separately identify individual residential mortgage loans, home equity loans and other consumer loans for impairment disclosures, unless such loans are the subject of a troubled debt restructuring agreement.

The allowance calculation methodology includes segregation of loan classes into risk rating categories. The borrower's overall financial condition, repayment sources, guarantors, and value of collateral, if appropriate, are evaluated annually for commercial loans or when credit deficiencies arise, such as delinquent loan payments. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful, and loss. Loans criticized as special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Any loans not classified as noted above are rated pass.

In addition, federal and state regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance and may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management's comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Premises and Equipment - Land is carried at cost. Buildings, furniture, fixtures, equipment, land improvements, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Building assets are depreciated using an estimated useful life of five to fifty years. Furniture, fixtures, and equipment are depreciated using an estimated useful life of three to ten years. Land improvements are depreciated over an estimated useful life of ten to twenty years. Leasehold improvements are depreciated using an estimated useful life that is the lesser of the remaining life of the lease or ten to fifteen years. Maintenance and normal repairs are charged to expense when incurred, while major additions and improvements are capitalized. Gains and losses on disposals are reflected in current operations.

The Corporation reviews the carrying value of long-lived assets and certain identifiable intangibles for impairment whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as prescribed by ASC Topic 360, "Accounting for the Impairment or Disposal of Long-Lived Assets".

Bank Premises and Equipment Held For Sale - Bank premises and equipment designated as held for sale are included in Other Assets on the Balance Sheet, and are carried at the lower of cost or market value, and totaled $974 thousand and $1.3 million at December 31, 2023 and 2022, respectively. The balance at December 31, 2022 related to the December 7, 2021 announcement of a Retail Network Optimization Plan pursuant to which the Bank announced its intention to close certain retail locations throughout its expanded footprint. The branch closures occurred on about March 4, 2022. As of December 31, 2023, two properties remained for sale.

Foreclosed Assets Held for Sale - Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at their fair value less estimated disposition costs. When such assets are acquired, any shortfall between the loan carrying value and the estimated fair value of the underlying collateral less disposition costs is recorded as an adjustment to the allowance for loan losses while any excess is recognized in income. The Corporation periodically performs a valuation of the property held; any excess of carrying value over fair value less disposition costs is charged to earnings as impairment. Routine maintenance and real estate taxes are expensed as incurred.

Bank-Owned Life Insurance ("BOLI") - Mid Penn is the owner and beneficiary of BOLI policies on current and former Mid Penn directors, as well as BOLI policies acquired through the Phoenix, First Priority and Riverview acquisitions covering certain former Miners Bank, First Priority, and Riverview employees. These policies are recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement, if applicable. Increases in the cash surrender value of these policies are included in noninterest income in the Consolidated Statements of Income. The Corporation's BOLI policies are invested in general account and hybrid account products that have been underwritten by highly-rated third party insurance carriers.

Mid Penn is also party to certain Split-Dollar Life Insurance Arrangements, and in accordance with GAAP, has accrued a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement, and a liability for the future death benefit.

Goodwill and Other Intangible Assets - Goodwill represents the excess of the purchase price over the underlying fair value of merged entities. We assess goodwill for impairment annually as of October 31 of each year. The Corporation has one reporting unit, community banking, which includes the Bank, the Corporation's wholly-owned banking subsidiary. If certain events occur which indicate goodwill might be impaired between annual tests, goodwill must be tested when such events occur. In making this assessment, we consider a number of factors including operating results, business plans, economic projections, anticipated future cash flows, current market data, etc. There are inherent uncertainties related to these factors and our judgment in applying them to the analysis of goodwill impairment. Changes in economic and operating conditions could result in goodwill impairment in future periods. The Bank did not identify any impairment on its outstanding goodwill from its most recent testing, which was performed as of October 31, 2023.

Core deposit intangible ("CDI") is a measure of the value of checking and savings deposits acquired in business combinations. The fair value of the CDI stemming from any given business combination is based on the present value of the expected cost savings attributable to the core deposit funding relative to an alternative source of funding. CDI is amortized over the estimated useful lives of the existing deposit relationships acquired, but does not exceed ten years. Significantly all CDI is amortized using the sum of the years digits method.

Customer list intangibles are a measure of the inherent value of certain customer arrangements acquired in business combinations. The fair value of the customer list is based on the income approach which employs a present value analysis, which calculates the expected after-tax cash flow benefits of the net revenues generated by the acquired customers over the expected life of the acquired customers, discounted at a long-term market-oriented after-tax rate of return on investment. The value assigned to the acquired customers represents the future economic benefit from acquiring the customers (net of operating expenses). The customer list is amortized over a 20-year projection period, a sufficient time to capture the economic value of the customer list given an assumed customer attrition rate.

The Corporation evaluates such identifiable intangibles for impairment when events and circumstances indicate that its carrying amount may not be recoverable. If an impairment loss is determined to exist, the loss is reflected as an impairment charge in the Consolidated Statements of Income for the period in which such impairment is identified. No impairment charges were required for the years ended December 31, 2023, 2022, or 2021.

Leases - Mid Penn leases certain premises and equipment and recognizes a right-of-use ("ROU") asset and a related lease liability for each distinct lease agreement. The lease ROU asset consists of the amount of the initial measurement of the lease liability, adjusted for any lease payments made to the lessor at or before the commencement date, minus any lease incentives received, and any initial direct costs incurred by the lessee (defined as costs of a lease that would not have been incurred had the lease not been executed). The related lease liability is equal to the present value of the future lease payments, discounted using the rate implicit in the lease (or if that rate cannot be readily determined, the lessee's incremental borrowing rate). Given that the rate implicit in the lease is rarely available, all lease liability amounts are calculated using Mid Penn's incremental borrowing rate at lease inception, on a collateralized basis, for a similar term. For operating leases existing prior to January 1, 2019, the rate for the remaining lease term as of January 1, 2019 was used.

Operating and finance lease ROU assets, as well as operating lease liabilities, are presented as separate line items on the Consolidated Balance Sheet, while finance lease liabilities are classified as a component of long-term debt.

Operating lease expense, recognized as a component of occupancy expense on the Consolidated Statements of Income, consists of a single lease cost calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. Operating lease expense also includes variable lease payments not included in the lease liability, and any impairment of the ROU asset. Finance lease expense consists of the amortization of the ROU asset, recognized as a component of occupancy expense and interest expense on the lease liability, which is recorded as a component of other interest expense, both on the Consolidated Statements of Income.

In assessing whether a contract contains a lease, Mid Penn reviews third-party agreements to determine if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration, and grants Mid Penn the right to both obtain substantially all of the economic benefits from the identified asset's use and the direct the use of the identified asset throughout the term of the agreement.

Upon identification that a lease agreement exists, Mid Penn performs an assessment of the consideration to be paid related to the identified asset and quantifies both the lease components, consisting of consideration paid to transfer a good or service to Mid Penn and non-lease components, consisting of consideration paid for distinct elements of the contract that are not related to securing the use of the leased asset, such as property taxes, common area maintenance, utilities, and insurance.

Many of Mid Penn's lease agreements include options to extend or renew contracts subsequent to the expiration of the initial lease term. Additionally, for leases that contain escalation clauses related to consumer or other price indices, Mid Penn includes the known lease payment amount as of the commencement date in the calculation of ROU assets and related lease liabilities. Subsequent increases in rental payments over the known amount at the commencement date due to increase in the indices will be expensed as incurred.

None of Mid Penn's lease agreements include residual value guarantees or material variable lease payments. Mid Penn does not have material restrictions or covenants imposed by leases that would impact Mid Penn's ability to pay dividends or cause Mid Penn to incur additional financial obligations.

Comprehensive Income - Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes changes in unrealized gains and losses on securities available for sale arising during the period and reclassification adjustments for realized gains and losses on securities available for sale included in net income. Mid Penn has an unfunded noncontributory defined benefit plan for directors and other postretirement benefit plans covering full-time employees. These plans utilize assumptions and methods to calculate the fair value of plan assets and recognizing the overfunded and underfunded status of the plans on its Consolidated Balance Sheet. Gains and losses, prior service costs and credits are recognized in other comprehensive income (loss), net of tax, until they are amortized, or immediately upon curtailment.

Trust Assets and Income - Assets held by the Bank in a fiduciary or agency capacity for customers of the trust department of the Bank are not included in the Consolidated Financial Statements since such items are not assets of the Bank. Most trust income is recognized on the cash basis, which is not materially different than if it were reported on the accrual basis.

Revenue Recognition - Mid Penn recognizes revenue when earned based upon contractual terms, as transactions occur, or as related services are provided and collectability is reasonably assured. The largest source of revenue for Mid Penn is interest income. Noninterest income is earned from various banking and financial services that Mid Penn offers through its subsidiaries. In certain circumstances, noninterest income is reported net of associated expenses. Following is further detail on the various types of noninterest income Mid Penn earns and when it recognized:

Interest Income - primarily recognized on an accrual basis according to loan agreements, investment securities contracts or other such written contracts.

Income from Fiduciary and Wealth Management Activities - consists of trust, wealth management, and investment management fee income, brokerage transaction fee income, and estate fee income. Trust, wealth management, and investment management fee income consists of advisory fees that are typically based on market values of clients' managed portfolios and transaction fees for fiduciary services performed, both of which are recognized as earned. Brokerage transaction fee income includes advisory fees, which are recognized as earned on a monthly basis and transaction fees that are recognized when transactions occur. Payment is typically received in the following month. Estate fee income is recognized as services are performed over the service period, generally eighteen months.

ATM Debit Card Interchange Income - consists interchange fees earned when Mid Penn's debit cards are processed through card payments networks. The interchange fee is calculated as a percentage of the total electronic funds transfer ("EFT") transaction plus a per-transaction fee, which varies based on the type of card used, the method used to process the EFT transaction, and the type of business at which the transaction was processed. Revenue is recognized daily as transactions occur and interchange fees are subsequently processed. Payment for interchange activity is received primarily daily, while some fees are aggregated and payment is received in the following month.

Service Charges on Deposits - consist of cash management, overdraft, non-sufficient fund fees and other service charges on deposit accounts. Revenue is primarily transactional and recognized when earned, which is at the time the respective initiating transaction occurs and the related service charge is subsequently processed. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to the customers' accounts.

Mortgage Banking Income - consists of gains or losses on the sale of residential mortgage loans and is recognized when the sale is completed.

Mortgage Hedging Income - relates to the changes in fair value of interest rate locks, forward mortgage loan sales commitments and hedging instruments on forward sales commitments.

Other Income - includes credit card royalties, check orders, letter of credit fees and merchant services income. These fees are primarily transactional, and revenue is recognized when transactions occur and the related services are subsequently processed. Payment is primarily received immediately or in the following month.

Mid Penn does not exercise significant judgements in the recognition of income, as typically income is not recognized until the performance obligation has been satisfied.

Income Taxes - Income tax expense is determined using the asset and liability method and consists of income taxes that are currently payable and deferred income taxes. Deferred income tax expense (benefit) is determined by recognizing deferred tax assets and liabilities for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. Changes in tax rates on deferred tax assets and liabilities are recognized in income in the period that includes the enactment date.

A valuation allowance is established for deferred tax assets when management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. In making such determinations, the Corporation considers all available positive and negative evidence that may impact the realization of deferred tax assets. These

MID PENN BANCORP, INC.

considerations include future reversals of existing taxable temporary differences, projected future taxable income, and available tax planning strategies.

The Corporation files a consolidated federal income tax return including the results of its wholly-owned subsidiaries. The Corporation estimates income taxes payable based on the amount it expects to owe the various tax authorities (i.e., federal and state). Income taxes represent the net estimated amount due to, or to be received from, such tax authorities. In estimating income taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions, taking into account statutory, judicial, and regulatory guidance in the context of the Corporation's tax position. Although the Corporation uses the best available information to record income taxes, underlying estimates and assumptions can change over time as a result of unanticipated events or circumstances such as changes in tax laws and judicial guidance influencing its overall tax position.

An uncertain tax position is recognized only if it is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The amount of tax benefit recognized in the financial statements is the largest amount of benefit that is more than fifty percent likely to be sustained upon ultimate settlement of the uncertain tax position. If the initial assessment fails to result in recognition of a tax benefit, the Corporation subsequently recognizes a tax benefit if there are changes in tax law or case law that raise the likelihood of prevailing on the technical merits of the position to more-likely-than-not, the statute of limitations expires, or there is a completion of an examination resulting in a settlement of that tax year or position with the appropriate agency. The Corporation's policy is to classify interest and penalties associated with income taxes within other expenses.

The Corporation is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. Management believes it is no longer subject to income tax examinations for years prior to 2020.

Off-Balance Sheet Arrangements - The Corporation enters into contractual loan commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Substantially all of the commitments to extend credit are contingent upon customers maintaining specific credit standards until the time of loan funding. The Corporation decreases its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.

Standby letters of credit are written conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Corporation would be required to fund the commitment. The maximum potential amount of future payments the Corporation could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the Corporation would be entitled to seek recovery from the customer. The Corporation's policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

Earnings per Common Share - The Corporation presents basic and diluted earnings per common share ("EPS") data for its common stock. Basic EPS is calculated by dividing the net income attributable to shareholders of the Corporation by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares of common stock outstanding adjusted for the effects of all dilutive potential common shares comprised of restricted stock awards.

Treasury Stock - Common stock held in treasury is accounted for using the cost method, which treats stock held in treasury as a reduction to total stockholders' equity. The shares may be purchased in the open market or in privately negotiated transactions from time to time depending upon the market conditions and other factors over a one-year period or such longer period of time as may be necessary to complete such repurchases.

Derivative Financial Instruments

Loan-level Interest Rate Swaps

The Corporation offers certain derivative products directly to qualified commercial lending clients seeking to manage their interest rate risk. The Corporation economically hedges interest rate swap transactions to execute with commercial lending clients by entering into offsetting interest rate swap transactions with institutional derivatives market participants. Derivative transactions executed as part of this program are not designed as qualifying hedging relationships and are, therefore, carried at fair value with the change in fair value recorded as noninterest income. Because these derivatives have mirror-image contractual terms, in additional to collateral provisions which mitigate the impact of non-performance risk, the changes in fair value are expected to substantially offset.

Cash Flow Hedges of Interest Rate Risk

Mid Penn's objectives in using interest rate derivatives are to reduce volatility in net interest income and to manage its exposure to interest rate movements. To accomplish this objective, Mid Penn primarily uses interest rate swaps as part of its interest rate risk management strategy. Beginning in the first quarter of 2023, Mid Penn entered into interest rate swaps designated as cash flow hedges to hedge the cash flows associated with existing brokered CDs.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the unrealized gain or loss on the derivative is recorded in AOCI and subsequently reclassified into interest income in the same period during which the hedged transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest income as interest payments are made on Mid Penn's variable-rate liabilities.

Mortgage Banking Derivative Financial Instruments

In connection with its mortgage banking activities, Mid Penn entered into commitments to originate certain fixed-rate residential mortgage loans for customers, also referred to as interest rate locks. In addition, Mid Penn entered into forward commitments for the future sales or purchases of mortgage-backed securities to or from third-party counterparties to hedge the effect of changes in interest rates on the values of both the interest rate locks and mortgage loans held for sale. Forward sales commitments may have also be in the form of commitments to sell individual mortgage loans at a fixed price at a future date. The amount necessary to settle each interest rate lock was based on the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the date fair value is measured. As of December 31, 2023. Mid Penn no longer participates in mortgage banking derivative activities.

Recent Accounting Pronouncements

Accounting Standards Adopted

On January 1, 2023, the Corporation adopted ASU 2016-13, *Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments*, which replaces the incurred loss methodology, and is referred to as CECL. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including loans and HTM debt securities. It also applies to OBS credit exposures (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with ASC Topic 842.

The Corporation adopted CECL using the modified retrospective method for all financial assets measured at amortized cost, net of investments in leases and OBS credit exposures. Results for reporting periods beginning after January 1, 2023 are presented under CECL, while prior period results are reported in accordance with the previously applicable incurred loss methodology. The Corporation recorded an overall increase of $15.0 million to the ACL on January 1, 2023 as a result of the adoption of CECL. Retained earnings decreased $11.5 million and deferred tax assets increased by $3.1 million. Included in the $15.0 million increase to the ACL was $3.1 million for certain OBS credit exposures that were previously recognized in other liabilities before the adoption of CECL.

On January 1, 2023, the Corporation adopted ASU 2022-02, *Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures,* which eliminates the accounting guidance for troubled debt restructurings in Accounting Standards Codification ("ASC") Subtopic 310-40, Receivables - Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Additionally, ASU 2022-02 requires entities to disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC Subtopic 326-20, Financial Instruments - Credit Losses - Measured at Amortized Cost. See "Note 4 - Loans and Allowance for Credit Losses - Loans" for the new financial statement disclosures applicable under this update.

MID PENN BANCORP, INC.

The updates to the significant accounting policies related to CECL are further discussed in "Note 3 - Investment Securities", "Note 4 - Loans and Allowance for Credit Losses - Loans" and "Note 8 - Commitments and Contingencies".

Accounting Standards Pending Adoption

ASU No. 2023-02: The FASB issued ASU 2023-02, *Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method.*

The amendments in this update permit reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. A reporting entity may make an accounting policy election to apply the proportional amortization method on a tax-credit-program-by-tax-credit-program basis rather than electing to apply the proportional amortization method at the reporting entity level or to individual investments. The amendments in this update also remove certain guidance for Qualified Affordable Housing Project investments and require the application of the delayed equity contribution guidance to all tax equity investments. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and must be applied on either a modified retrospective or a retrospective basis. Early adoption is permitted in any interim period, however if adopted in an interim period the entity shall adopt the amendments in this update as of the beginning of the fiscal year that includes the interim period. The Corporation does not expect the adoption of ASU No. 2023-02 to have a material impact on its consolidated financial statements.

ASU 2023-06: The FASB issued ASU 2023-06, *Disclosure Improvements - Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative.*

ASU 2023-06 amends the ASC to incorporate certain disclosure requirements from SEC Release No. 33-10532 - Disclosure Update and Simplification that was issued in 2018. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. ASU 2023-06 is not expected to have a significant impact on our financial statements.

ASU 2023-07: The FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*

ASU 2023-07 amends the ASC to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted.

ASU 2023-09: The FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*

 Note 2 -Business Combinations

Brunswick Acquisition

On May 19, 2023, Mid Penn completed its acquisition of Brunswick through the merger of Brunswick with and into Mid Penn with Mid Penn being the surviving corporation. In connection with this acquisition, Brunswick Bank, a wholly-owned subsidiary of Brunswick, merged with and into Mid Penn Bank, a wholly-owned subsidiary of Mid Penn.

This transaction included the acquisition of 5 branches and extended Mid Penn's footprint into Middlesex and Monmouth counties in central New Jersey. Mid Penn issued 849,510 shares of its common stock as well as a net cash payment to Brunswick shareholders of $27.6 million, for total consideration of $45.7 million for all outstanding stock and the cancellation of stock options of Brunswick.

Mid Penn has recognized total goodwill of $12.8 million, which is calculated as the excess of both the consideration exchanged and liabilities assumed compared to the fair market value of identifiable assets acquired. The fair value of the consideration exchanged related to Mid Penn's common stock was calculated based upon the closing market price of Mid Penn's common stock as of May 19, 2023. None of the goodwill recognized is expected to be deductible for income tax purposes.

MID PENN BANCORP, INC.

Mid Penn incurred expenses related to the Brunswick Acquisition of $8.5 million for the year ended December 31, 2023, which is included in noninterest expense in the Consolidated Statements of Income.

Purchased loans and leases that reflect a more-than-insignificant deterioration of credit from origination are considered PCD. Mid Penn considers various factors in connection with the identification of more-than-insignificant deterioration in credit, including but not limited to nonperforming status, delinquency, risk ratings, FICO scores and other qualitative factors that indicate deterioration in credit quality since origination. For PCD loans and leases, the initial estimate of expected credit losses is recognized in the ACL on the date of acquisition using the same methodology as other loans and leases held-for-investment. As part of the Brunswick Acquisition, Mid Penn acquired PCD loans and leases of $18.7 million. Mid Penn established an ACL at acquisition of $336 thousand with a corresponding gross-up to the amortized cost of the PCD loans and leases. The non-credit discount on the PCD loans and leases was $2.4 million and the Day 1 fair value was $16.3 million. The initial provision expense for non-PCD loans associated with the Brunswick Acquisition was $2.0 million.

MID PENN BANCORP, INC.

Estimated fair values of the assets acquired and liabilities assumed in the Brunswick Acquisition as of the closing date are as follows:

(In thousands)		
Assets acquired:		
Cash and cash equivalents	$	21,029
Federal funds sold		7,604
Investment securities		2,423
Loans		324,471
Goodwill		12,800
Core deposit intangible		999
Premises and equipment		4,568
Cash surrender value of life insurance		3,361
Deferred income taxes		6,393
Accrued interest receivable		1,171
Other assets		5,884
Total assets acquired		390,703
Liabilities assumed:		
Deposits:		
Noninterest-bearing demand		60,888
Interest-bearing demand		11,767
Money Market		47,362
Savings		14,203
Time		147,163
Long-term debt		60,136
Accrued interest payable		1,911
Other liabilities		1,613
Total liabilities assumed		345,043
Consideration paid	$	45,660
Cash paid	$	27,565
Fair value of common stock issued		18,095

During the fourth quarter of 2023, Management made corrections to certain balance sheet line items associated with Mid Penn's acquisition of Brunswick Bancorp. These corrections include a $2.4 million decrease to Goodwill, a $2.0 million increase to Other Assets, and a $1.2 million decrease to non-interest bearing deposits. Management has completed its evaluation of fair values of all assets and liabilities shown in the table above and all amounts are considered final.

MID PENN BANCORP, INC.

Pro Forma Income Statement (unaudited)

The following table presents pro forma information as if the merger between Mid Penn and Brunswick had been completed on January 1, 2021. The pro forma information does not necessarily reflect the results of operations that would have occurred had Mid Penn merged with Brunswick at the beginning of 2021. The pro forma financial information does not include the impact of possible business model changes, nor does it consider any potential impacts of current market conditions or revenues, expense efficiencies, or other factors.

	For the Year Ended December 31,	
(In thousands, except per share data)	2022	2021
Net interest income after loan loss provision	$ 156,258	$ 117,015
Noninterest income	24,834	23,327
Noninterest expense	108,481	99,581
Net income	58,659	32,686
Net income per common share	3.69	2.05

MID PENN BANCORP, INC.

Note 3 - Investment Securities

FASB ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," was adopted by Mid Penn on January 1, 2023. ASU 2016-13 introduces the CECL methodology for estimating allowances for credit losses. ASU 2016-13 applies to all financial instruments carried at amortized cost, including HTM securities, and makes targeted improvements to the accounting for credit losses on AFS securities.

In order to comply with ASC 326, Mid Penn conducted a review of its investment portfolio and determined that for certain classes of securities it would be appropriate to assume the expected credit loss to be zero. This zero-credit loss assumption applies to debt issuances of the U.S. Treasury and agencies and instrumentalities of the United States government. The reasons behind the adoption of the zero-credit loss assumption are as follows:

- High credit rating

- Long history with no credit losses

- Guaranteed by a sovereign entity

- Widely recognized as "risk-free rate"

- Can print its own currency

- Currency is routinely held by central banks, used in international commerce, and commonly viewed as reserve currency

- Currently under the U.S. Government conservatorship or receivership

Mid Penn will continuously monitor any changes in economic conditions, credit downgrades, changes to explicit or implicit guarantees granted to certain debt issuers, and any other relevant information that would indicate potential credit deterioration and prompt Mid Penn to reconsider its zero-credit loss assumption.

At the date of adoption, Mid Penn's estimated allowance for credit losses on AFS and HTM securities under ASU 2016-13 was deemed immaterial due to the composition of these portfolios. Both portfolios consist primarily of U.S. government agency guaranteed mortgage-backed securities for which the risk of loss is minimal. Therefore, Mid Penn did not recognize a cumulative effect adjustment through retained earnings related to the AFS and HTM securities.

AFS Securities

ASU 2016-13 makes targeted improvements to the accounting for credit losses on AFS securities. The concept of other-than-temporarily impaired has been replaced with the allowance for credit losses. Unlike HTM securities, AFS securities are evaluated on an individual level and pooling of securities is not allowed.

Quarterly, Mid Penn evaluates if any security has a fair value less than its amortized cost. Once these securities are identified, in order to determine whether a decline in fair value resulted from a credit loss or other factors, Mid Penn performs further analysis as outlined below:

- Review the extent to which the fair value is less than the amortized cost and observe the security's lowest credit rating as reported by third-party credit ratings companies.

- The securities that violate the credit loss triggers above would be subjected to additional analysis that may include, but is not limited to: changes in market interest rates, changes in securities credit ratings, security type, service area economic factors, financial performance of the issuer/or obligor of the underlying issue and third-party guarantee.

- If Mid Penn determines that a credit loss exists, the credit portion of the allowance will be measured using a DCF analysis using the effective interest rate as of the security's purchase date. The amount of credit loss Mid Penn records will be limited to the amount by which the amortized cost exceeds the fair value.

The DCF analysis utilizes contractual maturities, as well as third-party credit ratings and cumulative default rates published annually by a reputable third-party.

MID PENN BANCORP, INC.

At December 31, 2023, the results of the analysis did not identify any securities that violate the credit loss triggers; therefore, no DCF analysis was performed and no credit loss was recognized on any of the securities available for sale.

Accrued interest receivable is excluded from the estimate of credit losses for AFS securities. At December 31, 2023, accrued interest receivable totaled $1.3 million for AFS securities and was reported in accrued interest receivable on the accompanying Consolidated Balance Sheet.

HTM Securities

ASU 2016-13 requires institutions to measure expected credit losses on financial assets carried at amortized cost on a collective or pool basis when similar risks exist. Mid Penn uses several levels of segmentation in order to measure expected credit losses:

- The portfolio is segmented into agency and non-agency securities.

- The non-agency securities are separated into state and political subdivision obligations and corporate debt securities.

Each individual segment is categorized by third-party credit ratings.

As discussed above, Mid Penn has determined that for certain classes of securities it would be appropriate to assume the expected credit loss to be zero, which include debt issuances of the U.S. Treasury and agencies and instrumentalities of the United States government. This assumption will be reviewed and attested to quarterly.

At December 31, 2023, Mid Penn's HTM securities totaled $399.1 million. After applying appropriate probability of default and loss given default assumptions, the total amount of current expected credit losses was deemed immaterial. Therefore, no reserve was recorded at December 31, 2023.

Accrued interest receivable is excluded from the estimate of credit losses for HTM securities. At December 31, 2023, accrued interest receivable totaled $1.9 million for HTM securities and was reported in accrued interest receivable on the accompanying Consolidated Balance Sheet.

At December 31, 2023, Mid Penn had no HTM securities that were past due 30 days or more as to principal or interest payments. Mid Penn had no HTM securities classified as nonaccrual at December 31, 2023.

MID PENN BANCORP, INC.

The amortized cost and fair value on investment securities as of December 31 are as follows:

(In thousands)	December 31, 2023							
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
Available-for-sale								
U.S. Treasury and U.S. government agencies	$	36,637	$	—	$	988	$	35,649
Mortgage-backed U.S. government agencies		169,184		—		16,501		152,683
State and political subdivision obligations		4,332		—		686		3,646
Corporate debt securities		35,733		—		4,156		31,577
Total available-for-sale debt securities	$	245,886	$	—	$	22,331	$	223,555
Held-to-maturity								
U.S. Treasury and U.S. government agencies	$	245,805	$	2	$	28,676	$	217,131
Mortgage-backed U.S. government agencies		43,818		—		5,523		38,295
State and political subdivision obligations		84,035		11		6,486		77,560
Corporate debt securities		25,470		—		935		24,535
Total held-to-maturity debt securities		399,128		13		41,620		357,521
Total	$	645,014	$	13	$	63,951	$	581,076

(In thousands)	December 31, 2022							
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
Available-for-sale								
U.S. Treasury and U.S. government agencies	$	36,528	$	—	$	1,614	$	34,914
Mortgage-backed U.S. government agencies		185,993		—		19,078		166,915
State and political subdivision obligations		4,354		—		815		3,539
Corporate debt securities		35,467		—		2,957		32,510
Total available-for-sale debt securities	$	262,342	$	—	$	24,464	$	237,878
Held-to-maturity								
U.S. Treasury and U.S. government agencies	$	245,671	$	—	$	34,834	$	210,837
Mortgage-backed U.S. government agencies		50,710		—		6,676		44,034
State and political subdivision obligations		87,125		—		8,345		78,780
Corporate debt securities		15,988		—		1,134		14,854
Total held-to-maturity debt securities		399,494		—		50,989		348,505
Total	$	661,836	$	—	$	75,453	$	586,383

Estimated fair values of debt securities are based on quoted market prices, where applicable. If quoted market prices are not available, fair values are based on quoted market prices of instruments of a similar type, credit quality and structure, adjusted for differences between the quoted instruments and the instruments being valued. See "Note 7 - *Fair Value Measurement,"* for additional information.

Investment securities having a fair value of $380.3 million at December 31, 2023, and $338.8 million at December 31, 2022, were pledged primarily to secure public deposits, some Trust department deposit accounts, and certain other borrowings. In accordance with legal provisions for alternatives other than pledging of investments, Mid Penn also obtains letters of credit from the FHLB to secure certain public deposits. These FHLB letter of credit commitments totaled $153.5 million as of December 31, 2023 and $189.0 million as of December 31, 2022.

MID PENN BANCORP, INC.

The following table presents gross unrealized losses and fair value of investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2023 and 2022.

(Dollars in thousands)	Less Than 12 Months			12 Months or More			Total		
December 31, 2023	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses
Available-for-sale debt securities:									
U.S. Treasury and U.S. government agencies	—	$ —	$ —	19	$ 35,649	$ 988	19	$ 35,649	$ 988
Mortgage-backed U.S. government agencies	1	4,015	26	92	148,668	16,475	93	152,683	16,501
State and political subdivision obligations	—	—	—	8	3,646	686	8	3,646	686
Corporate debt securities	1	410	90	17	31,167	4,066	18	31,577	4,156
Total available-for-sale debt securities	2	4,425	116	136	219,130	22,215	138	223,555	22,331
Held-to-maturity debt securities:									
U.S. Treasury and U.S. government agencies	1	2,002	—	144	215,129	28,676	145	217,131	28,676
Mortgage-backed U.S. government agencies	—	—	—	64	38,295	5,523	64	38,295	5,523
State and political subdivision obligations	25	8,729	63	170	68,831	6,423	195	77,560	6,486
Corporate debt securities	1	936	57	14	23,599	878	15	24,535	935
Total held-to-maturity debt securities	27	11,667	120	392	345,854	41,500	419	357,521	41,620
Total	29	$ 16,092	$ 236	528	$ 564,984	$ 63,715	557	$ 581,076	$ 63,951

(Dollars in thousands)	Less Than 12 Months			12 Months or More			Total		
December 31, 2022	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses
Available-for-sale securities:									
U.S. Treasury and U.S. government agencies	19	$ 34,914	$ 1,614	—	$ —	$ —	19	$ 34,914	$ 1,614
Mortgage-backed U.S. government agencies	69	131,879	11,876	24	35,036	7,202	93	166,915	19,078
State and political subdivision obligations	6	2,521	671	2	1,018	144	8	3,539	815
Corporate debt securities	12	25,063	2,153	4	4,196	804	16	29,259	2,957
Total available-for-sale securities	106	194,377	16,314	30	40,250	8,150	136	234,627	24,464
Held-to-maturity securities:									
U.S. Treasury and U.S. government agencies	54	84,946	10,093	91	125,891	24,741	145	210,837	34,834
Mortgage-backed U.S. government agencies	40	13,866	1,071	24	30,168	5,605	64	44,034	6,676
State and political subdivision obligations	185	73,735	7,413	18	4,616	932	203	78,351	8,345
Corporate debt securities	4	5,721	317	5	5,182	817	9	10,903	1,134
Total held to maturity securities	283	178,268	18,894	138	165,857	32,095	421	344,125	50,989
Total	389	$ 372,645	$ 35,208	168	$ 206,107	$ 40,245	557	$ 578,752	$ 75,453

At December 31, 2023 and 2022, the majority of the unrealized losses on securities in an unrealized loss position were attributable to U.S. Treasury and U.S. government agencies, and mortgage-backed U.S. government agencies.

Mid Penn had no securities considered by management to be credit related losses as of December 31, 2023 and December 31, 2022, and did not record any securities losses in the respective periods ended on these dates. Mid Penn does not consider the securities with unrealized losses on the respective dates to be credit related losses as the unrealized losses were deemed to be temporary changes in value related to market movements in interest yields at various periods similar to the maturity dates of holdings in the investment portfolio, and not reflective of an erosion of credit quality.

The following table presents information related to gross realized gains and losses on sales of AFS securities:

	For the year ended December 31,		
(In thousands)	2023	2022	2021
Gross realized gains	$ —	$ —	$ 79
Gross realized losses	—	—	—
Net gains	$ —	$ —	$ 79

MID PENN BANCORP, INC.

The table below illustrates the contractual maturity of debt investment securities at amortized cost and estimated fair value. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay with or without call or prepayment penalties.

(In thousands)	Available-for-sale		Held-to-maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
December 31, 2023				
Due in 1 year or less	$ 12,494	$ 12,340	$ 9,708	$ 9,627
Due after 1 year but within 5 years	32,400	30,977	130,686	123,005
Due after 5 years but within 10 years	29,474	25,614	191,793	166,811
Due after 10 years	2,334	1,941	23,123	19,783
	76,702	70,872	355,310	319,226
Mortgage-backed securities	169,184	152,683	43,818	38,295
	$ 245,886	$ 223,555	$ 399,128	$ 357,521

MID PENN BANCORP, INC.

<u>Note 4 - Loans and Allowance for Credit Losses - Loans</u>

Mid Penn adopted the amendments of FASB ASU 2016-13, on January 1, 2023. The amendments of ASU 2016-13 created FASB ASC Topic 326, "Financial Instruments – Credit Losses," which, among other things, replace much of the guidance and disclosures previously provided in FASB ASC Topic 310, "Receivables." The guidance in FASB ASC Topic 326 replaces the incurred loss methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to determine credit losses. In accordance with FASB ASC Subtopic 326-20, "Financial Instruments – Credit Losses – Measured at Amortized Cost," Mid Penn has developed an ACL methodology effective January 1, 2023, which replaces its previous allowance for loan losses methodology. See the section captioned "Allowance for Credit Losses, effective January 1, 2023" within this note for additional information regarding Mid Penn's ACL. Mid Penn adopted FASB ASC Topic 326 using the modified retrospective approach prescribed by the amendments of ASU 2016-13; therefore, certain prior year disclosures are presented under legacy GAAP and may not be comparable to current period presentation. In conjunction with the adoption of CECL, the Corporation has revised its segmentation to align with the methodology applied in determining the ACL for loans and leases under CECL. As such, certain reclassifications were made to conform to prior period amounts to current presentation.

Loans, net of unearned income, are summarized as follows by portfolio segment:

(In thousands)	December 31, 2023	December 31, 2022
Commercial real estate [1]		
CRE Nonowner Occupied	$ 1,149,553	$ 1,184,306
CRE Owner Occupied	629,904	488,551
Multifamily	309,059	197,620
Farmland	212,690	182,457
Total Commercial real estate	2,301,206	2,052,934
Commercial and industrial	675,079	596,042
Construction		
Residential Construction	92,843	90
Other Construction	362,624	441,156
Total Construction	455,467	441,246
Residential mortgage [1]		
1-4 Family 1st Lien	339,142	305,386
1-4 Family Rental	341,937	—
HELOC and Junior Liens	132,795	110,835
Total Residential Mortgage	813,874	416,221
Consumer	7,166	7,676
Total loans	$ 4,252,792	$ 3,514,119

(1) *In accordance with the guidance in FASB ASC Topic 326, Mid Penn redefined its loan portfolio segments and related loan classes based on the level at which risk is monitored within the ACL methodology. As such, $181.9 million of loans were reclassified from Commercial real estate to Residential mortgage upon adoption of CECL on January 1, 2023.*

Total loans are stated at the amount of unpaid principal, adjusted for net deferred fees and costs. Net deferred loan fees were $4.2 million and $3.9 million as of December 31, 2023 and 2022, respectively.

Accrued interest receivable is not included in the amortized cost basis of Mid Penn's loans. At December 31, 2023, accrued interest receivable for loans totaled $22.1 million with no related ACL and was reported in other assets on the accompanying Consolidated Balance Sheet.

The Bank has granted loans to certain of its executive officers, directors, and their related interests. The aggregate amount of these loans was $22.0 million and $30.7 million at December 31, 2023 and 2022, respectively. During 2023, $5.5 million of new loans, advances and loans to new related parties were extended and repayments totaled $3.6 million. In addition, for the year ended December 31, 2023 there were $10.8 million of loans that were no longer extended to related parties. None of these loans were past due, in non-accrual status, or restructured at December 31, 2023.

MID PENN BANCORP, INC.

Past Due and Nonaccrual Loans

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The classes of the loan portfolio summarized by the past due status as of December 31, 2023 and December 31, 2022, are summarized as follows:

(In thousands) December 31, 2023	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans Receivable > 90 Days and Accruing
Commercial real estate	$ 5,073	$ 682	$ 2,974	$ 8,729	$ 2,292,477	$ 2,301,206	$ —
Commercial and industrial	638	24	1,270	1,932	673,147	675,079	—
Construction	—	270	2,559	2,829	452,638	455,467	—
Residential mortgage	4,648	267	2,518	7,433	806,441	813,874	—
Consumer	41	31	—	72	7,094	7,166	—
Total	$ 10,400	$ 1,274	$ 9,321	$ 20,995	$ 4,231,797	$ 4,252,792	$ —

(In thousands) December 31, 2022	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans Receivable > 90 Days and Accruing
Commercial real estate	$ 1,792	$ —	$ 1,438	$ 3,230	$ 2,047,167	$ 2,050,397	$ —
Commercial and industrial	1,808	3	1,854	3,665	592,377	596,042	654
Construction	2,258	—	—	2,258	438,988	441,246	—
Residential mortgage	3,826	955	670	5,451	409,630	415,081	—
Consumer	44	19	—	63	7,613	7,676	—
Loans acquired with credit deterioration:							
Commercial real estate	78	—	826	904	1,633	2,537	—
Commercial and industrial	—	—	—	—	—	—	—
Construction	—	—	—	—	—	—	—
Residential mortgage	223	228	241	692	448	1,140	—
Consumer	—	—	—	—	—	—	—
Total	$ 10,029	$ 1,205	$ 5,029	$ 16,263	$ 3,497,856	$ 3,514,119	$ 654

Loans are placed on nonaccrual status when management determines that the full repayment of principal and collection of interest according to contractual terms is no longer likely, generally when the loan becomes 90 days or more past due.

MID PENN BANCORP, INC.

Nonaccrual loans by loan portfolio class, including loans acquired with credit deterioration, as of December 31, 2023 and 2022 are summarized as follows:

| | December 31, 2023 | | | December 31, 2022 |
| | Non-accrual Loans | | | |
(In thousands)	With a Related Allowance	Without a Related Allowance	Total	Total non-accrual Loans
Commercial real estate	$ 454	$ 6,133	$ 6,587	$ 4,864
Commercial and industrial	1,222	64	1,286	1,222
Construction	—	2,559	2,559	—
Residential mortgage	2	3,782	3,784	2,109
Consumer	—	—	—	
	$ 1,678	$ 12,538	$ 14,216	$ 8,195

The amount of interest income recognized on nonaccrual loans was approximately $174 thousand and $124 thousand during the three months ended December 31, 2023 and 2022, respectively. During the years ended December 31, 2023 and 2022, the amount of interest income recognized on nonaccrual loans was approximately $1.2 million and $729 thousand, respectively.

Credit Quality Indicators

Mid Penn categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. On a minimum of a quarterly basis, Mid Penn analyzes loans individually to classify the loans as to their credit risk.

PASS - This type of classification consists of 5 subcategories:

Nominal Risk / Pass - This loan classification is a credit extension of the highest quality.

Moderate Risk / Pass - This type of classification has strong financial ratios, substantial debt capacity, and low leverage with a very favorable comparison to industry peers or better than average improving trends are necessary to be in this classification.

Good Acceptable Risk / Pass - The Borrower in this rating classification is a reasonable credit risk having financial ratios on par with its peers and demonstrates slightly improving trends over time; they list good quality assets and fairly low leverage plus ample debt capacity.

Marginally Acceptable Risk / Pass - This type of classification has financial ratios and assets that are of above average quality, the leverage is worse than average compared to industry standards; the Borrower should have a good repayment history and possess consistent earnings with some growth.

Weak/Monitor Risk (Watch list) / Pass - This type of classification has financial ratios consistent with industry averages, assets of average quality with ascertainable values, acceptable leverage, moderate capital assets and an acceptable reliance on trade debt.

SPECIAL MENTION - These credits have developing weaknesses deserving extra attention from the lender and lending management. They are currently protected, but potentially weak. The weakness may be, cash flow, leverage, liquidity, management, industry or other factors which may, if not checked or corrected, weaken the asset or inadequately protect the Bank's credit position at some future date.

SUBSTANDARD - These credit extensions also have well defined weaknesses, which are inadequately protected by the current worth and debt service capacity of the Borrowers or the collateral pledged, if any. The repayment of principal and interest as originally intended can be jeopardized by defined weaknesses related to adverse financial, managerial, economic, market or political conditions.

DOUBTFUL - These credits have definite weaknesses inherent in Substandard loans with added characteristics that are severe enough to make further collection in full highly questionable and improbable based on the current trends.

LOSS. These loans are considered uncollectible and no longer a viable asset of the Bank. They lack an identifiable source of repayment based on an inability to generate sufficient cash flow to service their debt. All trends are negative and the damage to the financial condition of the Borrower can't be reversed now or in the near future.

MID PENN BANCORP, INC.

The following table presents risk ratings by loan portfolio segment and origination year, which is the year of origination or renewal.

	December 31, 2023							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	
(In thousands)	2023	2022	2021	2020	2019	Prior		Total
Commercial real estate								
Pass	$ 271,655	$ 556,801	$ 386,911	$ 297,746	$ 178,434	$ 528,326	$ 38,261	$ 2,258,134
Special mention	194	—	—	—	6,009	10,482	186	16,871
Substandard or lower	—	5,209	208	3,162	229	17,345	48	26,201
Total commercial real estate	271,849	562,010	387,119	300,908	184,672	556,153	38,495	2,301,206
Gross charge offs	—	—	—	—	—	(16)	—	(16)
Net charge offs	—	—	—	—	—	(16)	—	(16)
Commercial and industrial								
Pass	158,824	106,714	68,448	29,961	50,206	57,892	188,714	660,759
Special mention	—	89	2,224	—	227	2,200	4,391	9,131
Substandard or lower	—	—	662	—	—	1,978	2,549	5,189
Total commercial and industrial	158,824	106,803	71,334	29,961	50,433	62,070	195,654	675,079
Gross charge offs	—	(100)	—	(111)	—	(27)	—	(238)
Net charge offs	—	(100)	—	(111)	—	(27)	—	(238)
Construction								
Pass	153,596	181,214	54,658	22,357	10,247	5,856	23,262	451,190
Special mention	—	—	—	1,447	—	—	—	1,447
Substandard or lower	—	573	—	—	—	2,257	—	2,830
Total construction	153,596	181,787	54,658	23,804	10,247	8,113	23,262	455,467
Residential mortgage								
Performing	158,634	153,203	111,610	90,382	27,863	178,898	87,723	808,313
Non-performing	—	—	93	1,470	—	3,998	—	5,561
Total residential mortgage	158,634	153,203	111,703	91,852	27,863	182,896	87,723	813,874
Gross charge offs	—	—	—	—	—	(13)	—	(13)
Current period recoveries	—	—	—	—	—	38	—	38
Net recoveries	—	—	—	—	—	25	—	25
Consumer								
Performing	2,361	754	649	273	223	103	2,803	7,166
Non-performing	—	—	—	—	—	—	—	—
Total consumer	2,361	754	649	273	223	103	2,803	7,166
Gross charge offs	(86)	—	(10)	(9)	—	(30)	—	(135)
Current period recoveries	26	—	—	1	—	5	—	32
Net charge offs	(60)	—	(10)	(8)	—	(25)	—	(103)
Total								
Pass	584,075	844,729	510,017	350,064	238,887	592,074	250,237	3,370,083
Special mention	194	89	2,224	1,447	6,236	12,682	4,577	27,449
Substandard or lower	—	5,782	870	3,162	229	21,580	2,597	34,220
Performing	160,995	153,957	112,259	90,655	28,086	179,001	90,526	815,479
Nonperforming	—	—	93	1,470	—	3,998	—	5,561
Total	$ 745,264	$ 1,004,557	$ 625,463	$ 446,798	$ 273,438	$ 809,335	$ 347,937	$ 4,252,792

MID PENN BANCORP, INC.

(In thousands) December 31, 2022	Pass		Special Mention		Substandard		Total	
Commercial real estate	$	2,018,088	$	12,325	$	22,521	$	2,052,934
Commercial and industrial		582,540		4,212		9,290		596,042
Construction		438,990		2,256		—		441,246
Residential mortgage		409,259		3,104		3,858		416,221
Consumer		7,676		—		—		7,676
Total loans	$	3,456,553	$	21,897	$	35,669	$	3,514,119

Mid Penn had no loans classified as "Doubtful" as of December 31, 2023 and 2022. There was $121 thousand and $122 thousand in loans for which formal foreclosure proceedings were in process at December 31, 2023 and 2022, respectively.

PPP loans, net of deferred fees, totaling $1.4 million and $2.6 million as of December 31, 2023 and 2022, respectively, are included in commercial and industrial loans in the tables above. All PPP loans are fully guaranteed by the SBA; therefore, all PPP loans outstanding (net of the related deferred PPP fees) are classified as "pass" within Mid Penn's internal risk rating system as of December 31, 2023.

Collateral-Dependent Loans

A financial asset is considered to be collateral-dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. For all classes of financial assets deemed collateral-dependent, Mid Penn elected the practical expedient to estimate expected credit losses based on the collateral's fair value less cost to sell. In most cases, Mid Penn records a partial charge-off to reduce the loan's carrying value to the collateral's fair value less cost to sell. Substantially all of the collateral supporting collateral-dependent financial assets consists of various types of real estate, including residential properties; commercial properties such as retail centers, office buildings, and lodging; agriculture land; and vacant land.

Allowance for Credit Losses, effective January 1, 2023

Mid Penn's ACL - loans methodology is based upon guidance within FASB ASC Subtopic 326-20, as well as regulatory guidance from the FDIC, its primary federal regulator. The ACL - loans is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Credit quality within the loan portfolio is continuously monitored by management and is reflected within the ACL - loans. The ACL - loans is an estimate of expected losses inherent within Mid Penn's existing loan portfolio. The ACL - loans is adjusted through the PCL and reduced by the charge off of loan amounts, net of recoveries.

The loan loss estimation process involves procedures to appropriately consider the unique characteristics of Mid Penn's loan portfolio segments. When computing allowance levels, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. Evaluations of the portfolio and individual credits are inherently subjective, as they require estimates, assumptions and judgments as to the facts and circumstances of particular situations. Determining the appropriateness of the allowance is complex and requires judgement by management about the effect of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio, in light of the factors and forecasts then prevailing, may result in significant changes in the ACL and credit loss expense.

Mid Penn estimates the ACL using relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Mid Penn uses a third-party software application to calculate the quantitative portion of the ACL using a methodology and assumptions specific to each loan pool. The qualitative portion of the allowance is based on general economic conditions and other internal and external factors affecting Mid Penn as a whole, as well as specific loans. Factors considered include the following: lending process, concentrations of credit, and credit quality. The quantitative and qualitative portions of the allowance are added together to determine the total ACL, which reflects management's expectations of future conditions based on reasonable and supportable forecasts.

The methodology for estimating the amount of expected credit losses reported in the ACL has two basic components: a collective, or pooled, component for estimated expected credit losses for pools of loans that share similar risk characteristics, and an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans. In estimating the ACL for the collective component, loans are segregated into loan pools based on loan purpose codes and similar risk characteristics.

The commercial real estate and residential mortgage loan portfolio segments include loans for both commercial and residential properties that are secured by real estate. The underwriting process for these loans includes analysis of the financial position and strength of both the borrower and, if applicable, guarantor, experience with similar projects in the past, market demand and prospects for successful completion of the proposed project within the established budget and schedule, values of underlying collateral, availability of permanent financing, maximum loan-to-value ratios, minimum equity requirements, acceptable amortization periods and minimum debt service coverage requirements, based on property type. The borrower's financial strength and capacity to repay their obligations remain the primary focus of underwriting. Financial strength is evaluated based upon analytical tools that consider historical and projected cash flows and performance, in addition to analysis of the proposed project for income-producing properties. Additional support offered by guarantors is also considered when applicable. Ultimate repayment of these loans is sensitive to interest rate changes, general economic conditions, liquidity and availability of long-term financing.

The commercial and industrial loan portfolio segment includes commercial loans made to many types of businesses for various purposes, such as short-term working capital loans that are usually secured by accounts receivable and inventory, equipment and fixed asset purchases that are secured by those assets, and term financing for those within Mid Penn's geographic markets. Mid Penn's credit underwriting process for commercial and industrial loans includes analysis of historical and projected cash flows and performance, evaluation of financial strength of both borrowers and guarantors as reflected in current and detailed financial information, and evaluation of underlying collateral to support the credit.

The consumer loan portfolio segment is comprised of loans which are underwritten after evaluating a borrower's capacity, credit and collateral. Several factors are considered when assessing a borrower's capacity, including the borrower's employment, income, current debt, assets and level of equity in the property. Credit is assessed using a credit report that provides credit scores and the borrower's current and past information about their credit history. Loan-to-value and debt-to-income ratios, loan amount and lien position are also considered in assessing whether to originate a loan. These borrowers are particularly susceptible to downturns in economic trends, such as conditions that negatively affect housing prices and demand and levels of unemployment.

Mid Penn utilizes a DCF method to estimate the quantitative portion of the allowance for credit losses for loan pools. The DCF is based off of historical losses, including peer data, which is correlated to national unemployment and GDP.

The PD and LGD measures are used in conjunction with prepayment data as inputs into the DCF model to calculate the cash flows at the individual loan level. Contractual cash flows based on loan terms are adjusted for PD, LGD and prepayments to derive loss cash flows. These loss cash flows are discounted by the loan's coupon rate to arrive at the discounted cash flow based quantitative loss. The prepayment studies are updated quarterly by a third-party for each applicable pool.

Mid Penn determined that reasonable and supportable forecasts could be made for a twelve-month period for all of its loan pools. To the extent the lives of the loans in the Loans held for investment (LHFI) portfolio extend beyond this forecast period, Mid Penn uses a reversion period of four quarters and reverts to the historical mean on a straight-line basis over the remaining life of the loans.

Qualitative factors used in the ACL methodology include the following:

- Lending process

- Concentrations of credit

- Peer Group Divergence

The ACL for individual loans, such as non-accrual and PCD, that do not share risk characteristics with other loans is measured as the difference between the discounted value of expected future cash flows, based on the effective interest rate at origination, and the amortized cost basis of the loan, or the net realizable value. The ACL is the difference between the loan's net realizable value and its amortized cost basis (net of previous charge-offs and deferred loan fees and costs), except for collateral-dependent loans. A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is expected to be provided substantially through the sale of the collateral. The expected credit loss for collateral-dependent loans is measured as the difference between the amortized cost basis of the loan and the fair value of the collateral, adjusted for the estimated cost to sell. Fair value estimates for collateral-dependent loans are derived from appraised values based on the current market value or the "as is" value of the collateral, normally from recently received and reviewed appraisals. Current appraisals are ordered on a regular basis based on the inspection date or more

MID PENN BANCORP, INC.

often if market conditions necessitate. Appraisals are obtained from state-certified appraisers and are based on certain assumptions, which may include construction or development status and the highest and best use of the property. These appraisals are reviewed by Mid Penn's Appraisal Review Department to ensure they are acceptable, and values are adjusted down for costs associated with asset disposal. If the calculated expected credit loss is determined to be permanent or not recoverable, the amount of the expected credit loss is charged off.

Mid Penn may also purchase loans or acquire loans through a business combination. At the purchase or acquisition date, loans are evaluated to determine whether there has been more than insignificant credit deterioration since origination. Loans that have experienced more than insignificant credit deterioration since origination are referred to as PCD loans. In its evaluation of whether a loan has experienced more than insignificant deterioration in credit quality since origination, Mid Penn takes into consideration loan grades, past due and nonaccrual status. Mid Penn may also consider external credit rating agency ratings for borrowers and for non-commercial loans, FICO score or band, probability of default levels, and number of times past due. At the purchase or acquisition date, the amortized cost basis of PCD loans is equal to the purchase price and an initial estimate of credit losses. The initial recognition of expected credit losses on PCD loans has no impact on net income. When the initial measurement of expected credit losses on PCD loans is calculated on a pooled loan basis, the expected credit losses are allocated to each loan within the pool. Any difference between the initial amortized cost basis and the unpaid principal balance of the loan represents a noncredit discount or premium, which is accreted (or amortized) into interest income over the life of the loan. Subsequent changes to the ACL on PCD loans are recorded through the PCL. For purchased loans that are not deemed to have experienced more than insignificant credit deterioration since origination and are therefore not deemed PCD, any discounts or premiums included in the purchase price are accreted (or amortized) over the contractual life of the individual loan.

Loans are charged off against the ACL, with any subsequent recoveries credited back to the ACL account. Expected recoveries may not exceed the aggregate of amounts previously charged off and expected to be charged off.

The following table presents the activity in the ACL - loans as calculated under the CECL methodology by portfolio segment for the twelve months ended December 31, 2023:

(In thousands)	Balance at December 31, 2022	CECL Impact	PCD Loans	Charge offs	Recoveries	Net loans (charged off) recovered	Provision for credit losses [1]	Balance at December 31, 2023
Commercial Real Estate								
CRE Nonowner Occupied	$ 8,284	$ 259	$ 312	$ —	$ —	$ —	$ 1,412	$ 10,267
CRE Owner Occupied	2,916	91	2	(16)	—	(16)	2,653	5,646
Multifamily	1,111	35	—	—	—	—	1,056	2,202
Farmland	831	26	—	—	—	—	1,207	2,064
Commercial and industrial	4,593	6,601	5	(238)	—	(238)	(3,830)	7,131
Construction								
Residential Construction	—	1,270	12	—	—	—	(26)	1,256
Other Construction	—	1,931	1	—	—	—	214	2,146
Residential Mortgage								
1-4 Family 1st Lien	370	1,307	4	(13)	7	(6)	(468)	1,207
1-4 Family Rental	288	731	—	—	31	31	809	1,859
HELOC and Junior Liens	661	(230)	—	—	—	—	(42)	389
Consumer	29	154	—	(135)	32	(103)	(60)	20
Unallocated	(126)	(244)	—	—	—	—	370	—
Total	$ 18,957	$ 11,931	$ 336	$ (402)	$ 70	$ (332)	$ 3,295	$ 34,187

(1) Includes a $2.0 million initial provision for credit losses on non-PCD loans acquired in the Brunswick Acquisition

MID PENN BANCORP, INC.

The following table presents the ACL for loans and the amortized cost basis of the loans by the measurement methodology used as of December 31, 2023:

(In thousands)	ACL - Loans			Loans		
December 31, 2023	Collectively Evaluated for Credit Loss	Individually Evaluated for Credit Loss	Total ACL - Loans	Collectively Evaluated for Credit Loss	Individually Evaluated for Credit Loss	Total Loans
Commercial real estate						
CRE Nonowner Occupied	$ 9,906	$ 361	$ 10,267	$ 1,145,048	$ 4,505	$ 1,149,553
CRE Owner Occupied	5,646		5,646	627,995	1,909	629,904
Multifamily	2,190	12	2,202	308,886	173	309,059
Farmland	2,064		2,064	212,690		212,690
Commercial and industrial	6,419	712	7,131	673,793	1,286	675,079
Construction						
Residential Construction	1,256		1,256	92,270	573	92,843
Other Construction	2,146		2,146	360,368	2,256	362,624
Residential mortgage						
1-4 Family 1st Lien	1,207		1,207	337,267	1,875	339,142
1-4 Family Rental	1,857	2	1,859	341,236	701	341,937
HELOC and Junior Liens	389		389	131,587	1,208	132,795
Consumer	20	—	20	7,166	—	7,166
Total	$ 33,100	$ 1,087	$ 34,187	$ 4,238,306	$ 14,486	$ 4,252,792

MID PENN BANCORP, INC.

Allowance for Credit Losses, prior to January 1, 2023

The following table summarizes the allowance as calculated under the incurred loss methodology and recorded investments in loans receivable:

(In thousands)	Commercial Real Estate		Commercial and Industrial		Construction		Residential Mortgage		Consumer		Unallocated		Total	
Balance at December 31, 2020	8,655		3,066		134		936		1		590		13,382	
Loans charged off	(1,044)		(866)		(23)		(13)		(42)		—		(1,988)	
Recoveries	207		13		8		11		19		—		258	
Provisions (credits)	1,597		1,226		(81)		85		24		94		2,945	
Balance at December 31, 2021	9,415		3,439		38		1,019		2		684		14,597	
Loans charged off	(7)		(1)		—		(26)		(97)		—		(131)	
Recoveries	128		13		24		4		22		—		191	
Provisions (credits)	3,606		1,142		(62)		322		102		(810)		4,300	
Balance at December 31, 2022	$	13,142	$	4,593	$	—	$	1,319	$	29	$	(126)	$	18,957
Allowance for Loan Losses at December 31, 2022														
Collectively evaluated for impairment	$	13,078	$	3,792	$	—	$	1,297	$	29	$	(126)	$	18,070
Individually evaluated for impairment	$	64	$	801	$	—	$	22	$	—	$	—	$	887
	$	13,142	$	4,593	$	—	$	1,319	$	29	$	(126)	$	18,957
Loans, Net of Unearned Interest														
Collectively evaluated for impairment	$ 2,048,074		$ 594,820		441,246		$ 413,717		$ 7,676		$		$3,505,533	
Individually evaluated for impairment	2,323		1,222		—		1,364		—		—		4,909	
Acquired with credit deterioration	2,537		—		—		1,140		—		—		3,677	
	$ 2,052,934		$ 596,042		441,246		$ 416,221		$ 7,676		$		$3,514,119	

The information presented in the designated internal risk categories by portfolio segment table presented above is not required for periods prior to the adoption of CECL. The following table presents the most comparable required information for the prior period, internal credit risk ratings, for the indicated loan portfolio segments as of December 31, 2022:

(In thousands) December 31, 2022	Pass		Special Mention		Substandard		Total	
Commercial real estate	$	2,018,088	$	12,325	$	22,521	$	2,052,934
Commercial and industrial		582,540		4,212		9,290		596,042
Construction		438,990		2,256		—		441,246
Residential mortgage		409,259		3,104		3,858		416,221
Consumer		7,676		—		—		7,676
Total loans	$	3,456,553	$	21,897	$	35,669	$	3,514,119

Modifications to Borrowers Experiencing Financial Difficulty

From time to time, we may modify certain loans to borrowers who are experiencing financial difficulty. In some cases, these modifications may result in new loans. Loan modifications to borrowers experiencing financial difficulty may be in the form of principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay, or a term extension, or a combination thereof, among other things.

Information related to loans modified (by type of modification), whereby the borrower was experiencing financial difficulty at the time of modification as of December 31, 2023, is set forth in the following table:

(In thousands) Three months ended December 31, 2023	Interest Only	Term Extension	Combination: Interest Only and Term Extension	Total	% of Total Class of Financing Receivable
Commercial real estate	$ —	$ —	$ —	$ —	— %
Commercial and industrial	—	—	—	—	—
Construction	—	700	—	700	0.15
Total	$ —	$ 700	$ —	$ 700	0.02 %
Year ended December 31, 2023					
Commercial real estate	$ 51	$ —	$ 180	$ 231	0.01 %
Commercial and industrial	—	150	—	150	0.02
Construction	—	700	—	700	0.15
Total	$ 51	$ 850	$ 180	$ 1,081	0.16 %

The financial effects of the interest-only loan modifications reduced the monthly payment amounts for the borrower and the term extensions in the table above added a weighted-average of 2.0 years to the life of the loans, which also reduced the monthly payment amounts for the borrowers.

As of December 31, 2022, there were no defaulted troubled debt restructured loans, as all troubled debt restructured loans were current with respect to their associated forbearance agreements. There were also no defaults on troubled debt restructured loans within twelve months of restructure during 2022.

(In thousands) December 31, 2022	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment
Commercial real estate	$ 851	$ 815	$ 109
Residential mortgage	590	590	415
	$ 1,441	$ 1,405	$ 524

MID PENN BANCORP, INC.

Note 5 - Premises and Equipment

The following is a summary of premises and equipment as of December 31:

(In thousands)	2023	2022
Land	$ 6,663	$ 5,534
Buildings	29,680	26,577
Furniture, fixtures, and equipment	23,091	20,950
Leasehold improvements	2,469	2,013
Capital expenditures in process	1,165	897
Total cost	63,068	55,971
Less accumulated depreciation	(26,159)	(21,500)
Total premises and equipment	$ 36,909	$ 34,471

Depreciation expense was $4.9 million in 2023, $4.3 million in 2022, and $3.3 million in 2021.

During 2022, Mid Penn sold a branch which included the sale of $170 thousand and $2.0 million of furniture, fixtures and equipment and consumer loans, respectively, and the transfer of $21.1 million in deposits.

Note 6 - Goodwill and Intangible Assets

The following table summarizes the changes in goodwill:

	For the Years Ended December 31,	
(In thousands)	2023	2022
Goodwill balance, beginning of year	$ 114,231	$ 113,835
Brunswick Acquisition	12,800	—
Riverview Acquisition measurement period adjustment	—	36
Insurance acquisition	—	360
Goodwill balance, end of year	$ 127,031	$ 114,231

On May 19, 2023, Mid Penn purchased Brunswick Bank and Trust in a business combination. Goodwill totaled $12.8 million. On December 31, 2022, Mid Penn purchased the assets of an independent insurance agency that serviced the Central Pennsylvania area in a business combination. Goodwill totaling $360 thousand and a customer list with a fair market value of $541 thousand were booked as a result of this business combination.

The following table summarizes the changes in core deposit intangible.

	For the Years Ended December 31,		
(In thousands)	2023	2022	2021
Core deposit intangible balance, beginning of year	$ 4,964	$ 7,282	$ 4,311
Brunswick core deposit intangibles	999	—	—
Riverview (adjustment) acquisition	—	(705)	4,096
Amortization of core deposit intangibles	1,314	1,613	1,125
Core deposit and other intangible balances, end of year	$ 4,649	$ 4,964	$ 7,282

MID PENN BANCORP, INC.

The following table shows the amortization expense for future periods:

(In thousands)		
2024	$	1,267
2025		1,035
2026		812
2027		591
2028		370
2029-thereafter		574

Customer List Intangible

As a result of the Riverview Acquisition, Mid Penn recorded a customer list intangible asset included in total intangible assets related to the wealth management customers assumed in the acquisition. This intangible is amortized as an expense over ten years using the sum of the years' amortization method.

The following table summarizes the changes in the customer list intangible during the years ended December 31:

(In thousands)		**2023**		**2022**
Customer list intangible balance, beginning of year	$	2,275	$	2,127
Insurance acquisition		—		541
Amortization of customer list intangible		445		393
Customer list intangible, end of year	$	1,830	$	2,275

The following table shows the amortization expense for future periods:

(In thousands)		
2024	$	399
2025		350
2026		301
2027		252
2028		203
2029-thereafter		325

Note 7 - Leases

Mid Penn has operating and finance leases for certain premises and equipment.

Operating and finance lease ROU assets, as well as operating lease liabilities, are presented as separate line items on the Consolidated Balance Sheet, while finance lease liabilities are classified as a component of long-term debt.

MID PENN BANCORP, INC.

Supplemental consolidated balance sheet information for each of the lease classifications as of December 31 was as follows:

	2023		2022	
	Operating Leases	Finance Lease	Operating Leases	Finance Lease
(Dollars in thousands)				
ROU	$ 8,953	$ 2,727	$ 8,798	$ 2,907
Lease liability	9,285	3,197	9,725	3,290
Weighted average remaining lease term (in years)	5.60	15.17	6.30	16.17
Weighted average discount rate	3.66%	3.81%	3.25%	3.81%

Interest expense on finance lease liabilities is included in other interest expense, while all other lease costs are included in occupancy expense on Mid Penn's Consolidated Statements of Income. Following is a summary of lease costs during the years ended December 31:

(In thousands)	2023	2022	2021
Finance lease cost:			
Amortization of ROU asset	$ 180	$ 180	$ 180
Interest expense on lease liability	123	127	130
Total finance lease cost	303	307	310
Operating lease cost	2,081	2,057	2,002
Short-term and equipment lease costs	—	—	29
Sublease income	(29)	(24)	(27)
Total lease costs	$ 2,355	$ 2,340	$ 2,314

The rental expense paid to related parties was $274 thousand for each of 2023, 2022 and 2021.

Supplemental cash flow information related to operating and finance leases for the years ended December 31 was as follows:

(In thousands)	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from finance leases	$ 123	$ 127
Operating cash flows from operating leases	2,556	2,939
Financing cash flows from finance leases	93	90

MID PENN BANCORP, INC.

A maturity analysis of operating and finance lease liabilities and a reconciliation of the undiscounted cash flows to the total operating and finance lease liability amounts is presented below.

	December 31, 2023	
(In thousands)	**Operating Leases**	**Finance Lease**
Lease payments due:		
2024	$ **2,432**	$ **252**
2025	**1,998**	**259**
2026	**1,757**	**260**
2027	**1,508**	**260**
2028	**771**	**260**
2029 and thereafter	**1,795**	**2,954**
Total lease payments	**10,261**	**4,245**
Less: imputed interest	**(976)**	**(1,048)**
Present value of lease liabilities	$ **9,285**	$ **3,197**

The future minimum payments to related parties are $274 thousand for 2024, $185 thousand for 2025, $178 thousand for 2026, 2027 and 2028 and $2.6 million thereafter.

There were no sale and leaseback transactions or leveraged leases as of December 31, 2023. There were no leases that had not commenced as of December 31, 2023.

Note 8 - Deposits

Deposits consisted of the following as of December 31:

(Dollars in thousands)	**2023**	2022
Noninterest-bearing demand deposits	$ **801,312**	$ 793,939
Interest-bearing demand deposits	**947,372**	1,024,351
Money market	**850,674**	962,265
Savings	**288,404**	339,231
Total demand and savings	**2,887,762**	3,119,786
Time	**1,458,450**	658,545
Total deposits	$ **4,346,212**	$ 3,778,331
Overdrafts	$ **315**	$ 401

The scheduled maturities of time deposits at December 31, 2023 were as follows:

	Time Deposits	
(In thousands)	Less than $250,000	$250,000 or more
Maturing in 2024	$ 886,322	$ 294,212
Maturing in 2025	172,002	35,816
Maturing in 2026	32,084	2,782
Maturing in 2027	20,424	1,182
Maturing in 2028	10,043	254
Maturing thereafter	3,037	292
	$ 1,123,912	$ 334,538

MID PENN BANCORP, INC.

Mid Penn had $244.8 million in brokered certificates of deposits as of December 31, 2023 and $100.0 million as of December 31, 2022. As of December 31, 2023 and 2022, Mid Penn had $96.7 million and $29.6 million of CDAR deposits, respectively.

Deposits and other funds from related parties held by Mid Penn at December 31, 2023 and 2022 amounted to $48.3 million and $56.8 million, respectively.

Note 9 - Short-term Borrowings

Total short-term borrowings were $241.5 million as of December 31, 2023 and $102.6 million as of December 31, 2022, respectively. Short-term borrowings generally consist of federal funds purchased and advances from the FHLB with an original maturity of less than a year. Federal funds purchased from correspondent banks mature in one business day and reprice daily based on the Federal Funds rate. Advances from the FHLB are collateralized by our investment in the common stock of the FHLB and by a blanket lien on selected loan receivables comprised principally of real estate secured loans within the Bank's portfolio totaling $3.0 billion at December 31, 2023. The Bank had short-term borrowing capacity from the FHLB up to the Bank's unused borrowing capacity of $1.6 billion (equal to $2.0 billion of maximum borrowing capacity less the aggregate amount of FHLB letter of credits securing public funds deposits, and other FHLB advances and obligations outstanding) upon satisfaction of any stock purchase requirements of the FHLB.

The Bank also has unused overnight lines of credit with other correspondent banks amounting to $35.0 million at December 31, 2023. No draws have been made on these lines of credit and on December 31, 2023 and 2022, the balance was $0.

Note 10 - Long-term Debt

The following table presents a summary of long-term debt as of December 31:

(Dollars in thousands)	December 31, 2023	December 31, 2022
FHLB fixed rate instruments:		
Due January 2024, 1.10%	$ 10,000	$ —
Due March 2024, 5.60%	25,000	—
Due February 2026, 4.51%	20,000	—
Due August 2026, 4.80%	782	1,088
Due February 2027, 6.71%	24	31
Total FHLB fixed rate instruments	55,806	1,119
Lease obligations included in long-term debt	3,197	3,290
Total long-term debt	$ 59,003	$ 4,409

Mid Penn prepaid no FHLB fixed rate instruments during the year ended December 31, 2023 and made $6.5 million prepayments of FHLB fixed rate instruments during the year ended December 31, 2022.

As a member of the FHLB, the Bank can access a number of credit products which are utilized to provide liquidity. As of December 31, 2023, and 2022, the Bank had long-term debt outstanding in the amount of $59.0 million and $4.4 million, respectively, consisting of FHLB fixed rate instruments, and a finance lease liability.

The FHLB fixed rate instruments are secured under the terms of a blanket collateral agreement with the FHLB consisting of FHLB stock and qualifying Mid Penn loan receivables, principally real estate secured loans. Mid Penn also obtains letters of credit from the FHLB to secure certain public fund deposits of municipality and school district customers who agree to use of the FHLB letters of credit. These FHLB letter of credit commitments totaled $153.5 million and $189.0 million as of December 31, 2023 and 2022, respectively.

During the first quarter of 2019, Mid Penn entered into a lease agreement for one facility under a non-cancelable finance lease, which commenced March 1, 2019 and expires February 28, 2039 and is included in long-term debt on the Consolidated Balance Sheets. See "Note 7 - Leases", for more information related to Mid Penn's finance lease obligation.

MID PENN BANCORP, INC.

The aggregate principal amounts due on FHLB fixed rate instruments subsequent to December 31, 2023 are as follows:

(In thousands)		
2024	$	35,271
2025		313
2026		20,220
Thereafter		2
	$	55,806

Note 11 - Subordinated Debt and Trust Preferred Securities

Subordinated Debt Issued December 2017

On December 19, 2017, Mid Penn entered into agreements with investors to purchase $10.0 million aggregate principal amount of its subordinated notes due 2028 (the "2017 Notes"). The 2017 Notes were treated as Tier 2 capital for regulatory capital purposes. The 2017 Notes were redeemable in whole or in part, without premium or penalty, at any time on or after December 21, 2022, and prior to January 1, 2028. Mid Penn redeemed the 2017 Notes in whole on April 17, 2023.

Subordinated Debt Assumed November 2021 with the Riverview Acquisition

On November 30, 2021, Mid Penn completed its acquisition of Riverview and assumed $25.0 million of Subordinated Notes (the "Riverview Notes"). In accordance with purchase accounting principles, the Riverview Notes were assigned a fair value premium of $2.3 million. The notes are treated as Tier 2 capital for regulatory reporting purposes.

The Riverview Notes were entered into by Riverview on October 6, 2020 with certain qualified institutional buyers and accredited institutional investors. The Riverview Notes have a maturity date of October 15, 2030 and initially bear interest, payable semi-annually, at a fixed annual rate of 5.75% per annum until October 15, 2025. Commencing on that date, the interest rate applicable to the outstanding principal amount due will be reset quarterly to an interest rate per annum equal to the then current three-month secured overnight financing rate ("SOFR") plus 563 bp, payable quarterly until maturity. Mid Penn may redeem the Notes at par, in whole or in part, at its option, anytime beginning on October 15, 2025.

Trust Preferred Securities Assumed November 2021 with the Riverview Acquisition

In connection with the Riverview Acquisition, Mid Penn assumed the subordinated debentures that Riverview had assumed in its acquisition of CBT Financial Corp. ("CBT") on October 1, 2017 (the "CBT 2017 Notes"). In 2003 a trust formed by CBT which issued $5.2 million of floating rate trust preferred securities as part of a pooled offering of such securities. CBT was eligible to redeem the subordinated debentures, in whole but not in part, beginning in 2008 at a price of 100% of face value. The subordinated debentures were required to be redeemed no later than 2033. Similarly, in 2005, a trust formed by CBT issued $4.1 million of fixed rate trust preferred securities as part of a pooled offering of such securities (the "CBT 2015 Notes"). CBT was eligible to redeem the subordinated debentures, in whole but not in part, beginning in 2010 at a price of 100% of face value. In December 2022, Mid Penn redeemed all of the CBT 2017 Notes and CBT 2015 Notes.

Subordinated Debt Issued December 2020

On December 22, 2020, Mid Penn entered into agreements for and sold, at 100% of their principal amount, an aggregate of $12.2 million of its Subordinated Notes due December 2030 (the "December 2020 Notes") on a private placement basis to accredited investors. The December 2020 Notes are treated as Tier 2 capital for regulatory capital purposes.

The December 2020 Notes bear interest at a rate of 4.50% per year for the first five years and then float at the Wall Street Journal's Prime Rate, provided that the interest rate applicable to the outstanding principal balance during the period the December 2020 Notes are floating will at no time be less than 4.50%. Interest is payable quarterly in arrears on March 31, June 30, September 30 and December 31, of each year, beginning on March 31, 2021. The December 2020 Notes will mature on December 31, 2030 and are redeemable, in whole or in part, without premium or penalty, on any interest payment date on or after December 31, 2025 and prior to December 31, 2030, subject to any required regulatory approvals. Additionally, if (i) all or any portion of the December 2020 Notes cease to be deemed Tier 2 Capital, (ii) interest on the December 2020 Notes fails to be deductible for United States federal income tax purposes or (iii) Mid Penn will be considered an "investment company," Mid Penn may redeem the December 2020 Notes, in whole but not in part, by giving 10 days' notice to the holders of the December 2020 Notes. In the event of a redemption described in the previous

MID PENN BANCORP, INC.

sentence, Mid Penn will redeem the December 2020 Notes at 100% of the principal amount of the December 2020 Notes, plus accrued and unpaid interest thereon to but excluding the date of redemption.

Holders of the December 2020 Notes may not accelerate the maturity of the December 2020 Notes, except upon the bankruptcy, insolvency, liquidation, receivership or similar event of Mid Penn or Mid Penn Bank, its principal banking subsidiary. Related parties held $750 thousand of the December 2020 Notes as of December 31, 2023 and 2022.

Subordinated Debt Issued March 2020

On March 20, 2020, Mid Penn entered into agreements with accredited investors who purchased $15.0 million aggregate principal amount of Mid Penn Subordinated Notes due March 2030 (the "March 2020 Notes"). As a result of Mid Penn's merger with Riverview on November 30, 2021, $6.9 million of the March 2020 Notes balance was redeemed as Riverview was a holder of the March 2020 Notes. The balance of March 2020 Notes outstanding as of December 31, 2022 was $8.1 million. The March 2020 Notes held at December 31, 2023 are treated as Tier 2 capital for regulatory capital purposes.

The March 2020 Notes bear interest at a rate of 4.00% per year for the first five years and then float at the Wall Street Journal's Prime Rate, provided that the interest rate applicable to the outstanding principal balance during the period the March 2020 Notes are floating will at no time be less than 4.25%. Interest is payable semi-annually in arrears on June 30 and December 30 of each year, beginning on June 30, 2020, for the first five years after issuance and will be payable quarterly in arrears thereafter on March 30, June 30, September 30 and December 30. The March 2020 Notes will mature on March 30, 2030 and are redeemable in whole or in part, without premium or penalty, at any time on or after March 30, 2025 and prior to March 30, 2030. Additionally, if all or any portion of the March 2020 Notes cease to be deemed Tier 2 Capital, Mid Penn may redeem, on any interest payment date, all or part of the 2020 Notes. In the event of a redemption described in the previous sentence, Mid Penn will redeem the March 2020 Notes at 100% of the principal amount of the March 2020 Notes, plus accrued and unpaid interest thereon to but excluding the date of redemption.

Holders of the March 2020 Notes may not accelerate the maturity of the March 2020 Notes, except upon the bankruptcy, insolvency, liquidation, receivership or similar event of Mid Penn or Mid Penn Bank, its principal banking subsidiary. Related parties held $1.7 million of the March 2020 Notes as of December 31, 2023 and 2022.

Note 12 - Derivative Financial Instruments

Mid Penn manages its exposure to certain interest rate risks through the use of derivatives; however, none are entered into for speculative purposes. During the year ended December 31, 2023, Mid Penn entered into outstanding derivative contracts designated as hedges. As of December 31, 2022, Mid Penn did not designate any derivative financial instruments as formal hedging relationships. Mid Penn's free-standing derivative financial instruments are required to be carried at their fair value on the Consolidated Balance Sheets.

Mortgage Banking Derivative Financial Instruments

In connection with its mortgage banking activities, Mid Penn entered into commitments to originate certain fixed-rate residential mortgage loans for customers, also referred to as interest rate locks. In addition, Mid Penn entered into forward commitments for the future sales or purchases of mortgage-backed securities to or from third-party counterparties to hedge the effect of changes in interest rates on the values of both the interest rate locks and mortgage loans held for sale. Forward sales commitments may have also be in the form of commitments to sell individual mortgage loans at a fixed price at a future date. The amount necessary to settle each interest rate lock was based on the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the date fair value is measured. As of December 31, 2023. Mid Penn is not participating in mortgage banking derivative activities.

MID PENN BANCORP, INC.

Information related to mortgage banking hedging activity is set forth in the following table:

| (In thousands) | December 31, 2023 | | December 31, 2022 | |
	Notional Amount	Asset (Liability) Fair Value	Notional Amount	Asset (Liability) Fair Value
Interest Rate Lock Commitments				
Positive Fair Values	$ —	$ —	$ 274	$ 3
Negative Fair Values	—	—	5,252	(40)
Forward Commitments				
Positive Fair Values	—	—	4,750	43
Negative Fair Values	$ —	$ —	$ —	$ —

For the year ended December 31, 2023 and 2022, Mid Penn recorded net gains from mortgage banking hedging activity of $324 thousand, $1.5 million, and $64 thousand, respectively.

The following table presents derivative financial instruments and the amount of the net gains or losses recognized within other noninterest income on the Consolidated Statements of Income for the years ended December 31:

(In thousands)	2023	2022
Interest Rate Lock Commitments	$ 37	$ (93)
Forward Commitments	287	46
Total	$ 324	$ (47)

Loan-level Interest Rate Swaps

Mid Penn enters into loan-level interest rate swaps with certain qualifying commercial loan customers to meet their interest rate risk management needs. Mid Penn simultaneously enters into interest rate swaps with dealer counterparties, with identical notional amounts and terms. The net result of the offsetting customer and dealer counterparty swap agreements is that the customer pays a fixed rate of interest and Mid Penn receives a floating rate. Mid Penn's loan-level interest rate swaps are considered derivatives but are not accounted for using hedge accounting.

MID PENN BANCORP, INC.

Information related to loan level swaps is set forth in the following table:

		December 31, 2023		December 31, 2022
		(Dollars in thousands)		
Interest rate swaps on loans with customers				
Notional amount	$	187,192	$	123,795
Weighted average remaining term (years)		6.24		7.85
Receive fixed rate (weighted average)		4.59 %		3.59 %
Pay variable rate (weighted average)		7.50 %		6.09 %
Estimated fair value [1]	$	10,484	$	11,697

		December 31, 2023		December 31, 2022
		(Dollars in thousands)		
Interest rate swaps on loans with correspondents				
Notional amount	$	187,192	$	123,795
Weighted average remaining term (years)		6.24		7.85
Receive variable rate (weighted average)		7.50 %		6.09 %
Pay fixed rate (weighted average)		4.59 %		3.59 %
Estimated fair value	$	10,484	$	11,697

(1) The net amount of the estimated fair value is disclosed in Other Liabilities on the Consolidated Balance Sheet.

Cash Flow Hedges of Interest Rate Risk

Mid Penn's objectives in using interest rate derivatives are to reduce volatility in net interest income and to manage its exposure to interest rate movements. To accomplish this objective, Mid Penn primarily uses interest rate swaps as part of its interest rate risk management strategy. During the year ended December 31, 2023, Mid Penn entered into interest rate swaps designated as cash flow hedges to hedge the cash flows associated with existing brokered CDs.

Information related to cash flow hedges is set forth in the following table:

		December 31, 2023
		(Dollars in thousands)
Cash flow hedges		
Notional amount	$	190,000
Weighted average remaining term (years)		2.22
Pay fixed rate (weighted average)		3.74 %
Receive variable rate (weighted average)		4.07 %
Estimated fair value	$	1,460

There were no cash flow hedges at December 31, 2022.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the unrealized gain or loss on the derivative is recorded in AOCI and subsequently reclassified into interest income in the same period during which the hedged transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest income as interest payments are made on Mid Penn's variable-rate liabilities. During the next twelve months, Mid Penn estimates that an additional $1.8 million will be reclassified as a decrease to interest expense.

MID PENN BANCORP, INC.

Note 13 - Fair Value Measurement

The Corporation uses estimates of fair value in applying various accounting standards for its consolidated financial statements on either a recurring or non-recurring basis. Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. Mid Penn groups its assets and liabilities measured at fair value in three hierarchy levels, based on the observability and transparency of the inputs. The fair value hierarchy is as follows:

> **Level 1** - Inputs that represent quoted prices for identical instruments in active markets.

> **Level 2** - Inputs that represent quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

> **Level 3** - Inputs that are largely unobservable, as little or no market data exists for the instrument being valued.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

There were no transfers of assets between fair value Level 1 and Level 2 during the year ended December 31, 2023 or the year ended December 31, 2022.

The following tables illustrate the assets measured at fair value on a recurring basis and reported on the Consolidated Balance Sheets:

	December 31, 2023			
(In thousands)	Level 1	Level 2	Level 3	Total
Available-for-sale securities:				
U.S. Treasury and U.S. government agencies	$ —	$ 35,649	$ —	$ 35,649
Mortgage-backed U.S. government agencies	—	152,683	—	152,683
State and political subdivision obligations	—	3,646	—	3,646
Corporate debt securities	—	31,577	—	31,577
Equity securities	438	—	—	438
Loans held for sale	—	3,855	—	3,855
Other assets:				
Derivative assets	—	11,944	—	11,944
Total	$ 438	$ 239,354	$ —	$ 239,792

	December 31, 2022			
(In thousands)	Level 1	Level 2	Level 3	Total
Available-for-sale securities:				
U.S. Treasury and U.S. government agencies	$ —	$ 34,914	$ —	$ 34,914
Mortgage-backed U.S. government agencies	$ —	$ 166,915	$ —	$ 166,915
State and political subdivision obligations	—	3,539	—	3,539
Corporate debt securities	—	32,510	—	32,510
Equity securities	430	—	—	430
Loans held for sale	—	2,475	—	2,475
Other assets:				
Derivative assets	—	11,703	—	11,703
Total	$ 430	$ 252,056	$ —	$ 252,486

MID PENN BANCORP, INC.

The valuation methodologies and assumptions used to estimate the fair value for the items in the preceding tables are as follows:

Available for sale investment securities - The fair value of equity and debt securities classified as available for sale is determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities, but rather, relying on the securities' relationship to other benchmark quoted prices.

Equity securities - The fair value of equity securities with readily determinable fair values is recorded on the Consolidated Balance Sheet, with realized and unrealized gains and losses reported in other expense on the Consolidated Statements of Income.

Loans held for sale - This category includes mortgage loans held for sale that are measured at fair value. Fair values as of December 31, 2023 were measured as the price that secondary market investors were offering for loans with similar characteristics.

Derivative assets - Interest rate swaps are measured by alternative pricing sources with reasonable levels of price transparency in markets that are not active. Based on the complex nature of interest rate swap agreements, the markets these instruments trade in are not as efficient and are less liquid than that of the more mature Level 1 markets. These markets do however have comparable, observable inputs in which an alternative pricing sources values these assets in order to arrive at a fair market value. These characteristics classify interest rate swap agreements as Level 2.

Mortgage banking derivatives - represent the fair value of mortgage banking derivatives in the form of interest rate locks and forward commitments with secondary market investors and the fair value of interest rate swaps. The fair values of the Corporation's interest rate locks, forward commitments and interest rate swaps represent the amounts that would be required to settle the derivative financial instruments at the balance sheet date. These characteristics classify interest rate swap agreements as Level 2. See "Note 12 - Derivative Financial Instruments," for additional information.

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (for example, upon their acquisition or when there is evidence of impairment). The following table illustrates Level 3 financial instruments measured at fair value on a nonrecurring basis:

(In thousands)	December 31, 2023	December 31, 2022
Individually evaluated loans, net of ACL	$ 13,399	$ 4,022
Foreclosed assets held for sale	293	43

Net loans - This category consists of loans that were individually evaluated for credit losses, net of the related ACL, and have been classified as Level 3 assets. In 2022, the amount shown is the balance of individually evaluated loans reporting a specific allocation or that have been partially charged-off. All of these loans are considered collateral-dependent; therefore, all of Mid Penn's individually evaluated loans for 2023, whether reporting a specific allowance allocation or not, are considered collateral- dependent. Mid Penn utilized Level 3 inputs such as independent appraisals of the underlying collateral, which generally includes various Level 3 inputs which are not observable. Appraisals may be adjusted downward by management for qualitative factors such as economic conditions and estimated liquidation expenses.

Foreclosed assets held for sale - Values are based on appraisals that consider the sales prices of property in the proximate vicinity.

MID PENN BANCORP, INC.

The following tables present the carrying amount, fair value, and placement in the fair value hierarchy of Mid Penn's financial instruments as of:

			December 31, 2023			
			Estimated Fair Value			
(In thousands)	Carrying Amount	Level 1	Level 2	Level 3	Total	
Financial instruments - assets						
Cash and cash equivalents	$ 96,763	$ 96,763	$ —	$ —	$ 96,763	
Available-for-sale investment securities	223,555	—	223,555	—	223,555	
Held-to-maturity investment securities	399,128	—	357,521	—	357,521	
Equity securities	438	438	—	—	438	
Loans held for sale	3,855	—	3,855	—	3,855	
Net loans	4,218,605	—	—	4,221,926	4,221,926	
Restricted investment in bank stocks	16,768	16,768	—	—	16,768	
Accrued interest receivable	25,820	25,820	—	—	25,820	
Derivative assets	11,944	—	11,944	—	11,944	
Financial instruments - liabilities						
Deposits	$ 4,346,212	$ —	$ 4,337,723	$ —	$ 4,337,723	
Short-term borrowings	241,532	—	241,532	—	241,532	
Long-term debt [1]	55,806	—	55,081	—	55,081	
Subordinated debt	46,354	—	39,515	—	39,515	
Accrued interest payable	14,257	14,257	—	—	14,257	
Derivative liabilities	10,484	—	10,484	—	10,484	

[1]   Long-term debt excludes finance lease obligations.

(In thousands)	Carrying Amount		December 31, 2022			
				Estimated Fair Value		
			Level 1	Level 2	Level 3	Total
Financial instruments - assets						
Cash and cash equivalents	$	60,881	$ 60,881	$ —	$ —	$ 60,881
Available-for-sale investment securities		237,878	—	237,878	—	237,878
Held-to-maturity investment securities		399,494	—	348,505	—	348,505
Equity securities		430	430	—	—	430
Loans held for sale		2,475	—	2,475	—	2,475
Net loans		3,495,162	—	—	3,439,948	3,439,948
Restricted investment in bank stocks		8,315	8,315	—	—	8,315
Accrued interest receivable		18,405	18,405	—	—	18,405
Derivative assets		11,703	—	11,703	—	11,703
Financial instruments - liabilities						
Deposits	$	3,778,331	$ —	$ 3,761,260	$ —	$ 3,761,260
Short-term debt		102,647	—	102,647	—	102,647
Long-term debt [1]		1,119	—	1,069	—	1,069
Subordinated debt		56,941	—	55,917	—	55,917
Accrued interest payable		2,303	2,303	—	—	2,303
Derivative liabilities		11,737	—	11,737	—	11,737

(1) Long-term debt excludes finance lease obligations

The Bank's outstanding and unfunded credit commitments and financial standby letters of credit were deemed to have no significant fair value as of December 31, 2023 and 2022.

Note 14 - Postretirement Benefit Plans

Mid Penn has an unfunded noncontributory defined benefit plan for directors, which provides defined benefits based on the respective director's years of service, as well as a postretirement healthcare and life insurance benefit plan, which is noncontributory, covering certain full-time employees. Mid Penn also assumed noncontributory defined benefit pension plans as a result of the acquisitions of Scottdale on January 8, 2018 and Riverview on November 30, 2021. None of Mid Penn's plans contained a promised interest crediting rate.

Service costs related to plans benefiting Mid Penn employees are reported as a component of salaries and employee benefits on the Consolidated Statements of Income, while interest costs, expected return on plan assets, amortization (accretion) of prior service cost, and settlement gain are reported as a component of other income. Service costs, interest costs, and amortization of prior service costs related to plans benefiting Mid Penn's nonemployee directors are reported as a component of director fees and benefits expense within the other expense line item on the Consolidated Statement of Income.

The accrued benefit liability, related income statement impacts, and other significant aspects of the plans are detailed below.

Life Insurance - Full-time employees who had at least ten years of service as of January 1, 2008 and retire with the Bank after age 55 and at least 20 years of service are eligible for term life insurance coverage. The insurance amount will be $50 thousand until age 65. After age 65, the insurance amount will decrease by $5 thousand per year until age 74. Thereafter, the insurance amount will be $5 thousand. The payment of the life insurance premium by the Corporation shall terminate at any time if the retired employee obtains other employment.

Health Benefit Plan - Full-time employees who had at least 10 years of service as of January 1, 2008 and who retire at age 55 or later, after completion of at least 20 years of service, are eligible for medical benefits. Medical benefits are provided for up to five years after retirement. Employees who retired prior to December 31, 2015 may elect the least expensive single coverage in the employer's group medical plan. If the retiree becomes eligible for Medicare during the five year duration of coverage, the Bank will pay, at its discretion, premiums for single 65-special coverage or similar supplemental coverage. For those employees who retired between September 18, 2015 and December 31, 2015, the Bank will only pay up to $5 thousand towards such medical coverage. Employees who retired after December 31, 2015 may not participate in the employer's group medical plan. Instead, the Bank will reimburse the retiree for up to $5 thousand (grossed up by 36.79% as of December 31, 2023) in medical costs. The reimbursement shall terminate at any time during the five-year period if the retired employee obtains other employment or the retired employee dies.

The following tables provide a reconciliation of the changes in the plan's health and life insurance benefit obligations and fair value of plan assets for the years ended December 31, 2023 and 2022, and a statement of the funded status at December 31, 2023 and 2022.

(In thousands)	December 31,			
Change in benefit obligations:	2023		2022	
Benefit obligations, January 1	$	297	$	399
Service cost		1		2
Interest cost		13		8
Change in experience		(22)		(30)
Change in assumptions		—		(67)
Benefit payments		(18)		(15)
Benefit obligations, December 31	$	271	$	297
Change in fair value of plan assets:				
Fair value of plan assets, January 1	$	—	$	—
Employer contributions		18		15
Benefit payments		(18)		(15)
Fair value of plan assets, December 31	$	—	$	—
Funded status at year end	$	(271)	$	(297)

Mid Penn has capped the benefit to future retirees under its post-retirement health benefit plan. Employees who had achieved ten years of service as of January 1, 2008 and subsequently retire after at least 20 years of service are eligible for reimbursement of major medical insurance premiums up to $5 thousand, if the employee has not yet reached age 65. Upon becoming eligible for Medicare, Mid Penn will reimburse up to $5 thousand in premiums for Medicare Advantage or a similar supplemental coverage. The maximum reimbursement period will not exceed five years regardless of retirement age and will end upon the participant obtaining other employment or the participant's death.

The amount recognized in other liabilities on the Consolidated Balance Sheets at December 31, is as follows:

(In thousands)	2023		2022	
Accrued benefit liability	$	271	$	297

The amounts recognized in accumulated other comprehensive loss (income) as of December 31 consist of:

(In thousands)	2023		2022	
Net (gain) loss, pretax	$	(38)	$	(18)
Net prior service cost, pretax		—		10

The accumulated benefit obligation for health and life insurance plans was $271 thousand and $297 thousand at December 31, 2023 and 2022, respectively.

MID PENN BANCORP, INC.

The components of net periodic postretirement benefit (income) cost for 2023, 2022 and 2021 are as follows:

(In thousands)	2023	2022	2021
Service cost	$ 1	$ 2	$ 2
Interest cost	13	8	9
Amortization of prior service cost	10	(24)	(25)
Amortization of net loss	(2)	2	9
Net periodic postretirement benefit income	$ 22	$ (12)	$ (5)

Assumptions used in the measurement of Mid Penn's benefit obligations at December 31 are as follows:

Weighted-average assumptions:	2023	2022
Discount rate	4.67 %	4.90 %
Rate of compensation increase	—	—

Assumptions used in the measurement of Mid Penn's net periodic benefit cost for the years ended December 31 are as follows:

Weighted-average assumptions:	2023	2022	2021
Discount rate	4.90 %	2.40 %	2.25 %
Rate of compensation increase	—	—	2.00

Assumed health care cost trend rates at December 31 are as follows:

	2023	2022	2021
Health care cost trend rate assumed for next year	7.00%	6.50%	5.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.50%	5.50%	5.40%
Year that the rate reaches the ultimate trend rate	2027	2026	2024

The following table shows the estimated benefit payments for future periods:

(In thousands)	
2024	$ 25
2025	30
2026	28
2027	28
2028	19
2029-2033	93

MID PENN BANCORP, INC.

Directors' Retirement Plan - Mid Penn has an unfunded defined benefit retirement plan ("Director's Plan") for directors with benefits based on years of service.

On October 1, 2023, the Bank decided to terminate the Plan and pay out any benefits to participants in a lump sum cash payout of $1.3 million to be paid out on October 1, 2024.

The following tables provide a reconciliation of the changes in the Director's Plan benefit obligations and fair value of plan assets for the years ended December 31, 2023 and 2022, and a statement of the status at December 31, 2023 and 2022. This Plan is unfunded.

(In thousands)	December 31,			
Change in benefit obligations:		2023		2022
Benefit obligations, January 1	$	1,299	$	1,195
Service cost		56		75
Interest cost		61		30
Actuarial loss		—		103
Change in assumptions		(12)		(23)
Benefit payments		(98)		(81)
Benefit obligations, December 31	$	1,306	$	1,299
Change in fair value of plan assets:				
Fair value of plan assets, January 1	$	—	$	—
Employer contributions		98		81
Benefit payments		(98)		(81)
Fair value of plan assets,	$	—	$	—
Funded status at year end	$	(1,306)	$	(1,299)

Amounts recognized in other liabilities on the Consolidated Balance Sheet at December 31 are as follows:

(In thousands)		2023		2022
Accrued benefit liability	$	1,306	$	1,299

Amounts recognized in accumulated other comprehensive loss (income) as of December 31 consist of:

(In thousands)		2023		2022
Net prior service cost, pretax	$	—	$	—
Net loss, pretax		214		248

The accumulated benefit obligation for the retirement plan was $1.3 million and $1.3 million at December 31, 2023 and 2022, respectively.

The components of net periodic retirement cost for 2023, 2022 and 2021 are as follows:

(In thousands)		2023		2022		2021
Service cost	$	56	$	75	$	47
Interest cost		61		30		26
Amortization of net loss		34		20		7
Net periodic retirement cost	$	151	$	125	$	80

MID PENN BANCORP, INC.

Assumptions used in the measurement of Mid Penn's benefit obligations at December 31 are as follows:

Weighted-average assumptions:	2023	2022
Discount rate	**4.80%**	4.90%
Change in consumer price index	**3.40**	7.00

Assumptions used in the measurement of Mid Penn's net periodic benefit cost for the years ended December 31 are as follows:

Weighted-average assumptions:	2023	2022	2021
Discount rate	**4.80%**	4.90%	2.40%
Change in consumer price index	**3.40**	7.00	1.40

The Bank is the owner and beneficiary of insurance policies on the lives of certain officers and directors, which informally fund the retirement plan obligation. The aggregate cash surrender value of these policies was $4.2 million and $4.1 million at December 31, 2023 and 2022, respectively.

Scottdale Defined Benefit Pension Plan - As a result of the acquisition of Scottdale on January 8, 2018, Mid Penn has assumed a noncontributory defined benefit pension plan ("Scottdale Plan") covering certain former employees of Scottdale. After the acquisition, Mid Penn does not allow for any further participants to join the Plan. Mid Penn's policy is to fund pension benefits as accrued. The Scottdale Plan's assets are managed by the trust department of the Bank and were primarily invested in corporate equity securities at the time of acquisition but have since been diversified into a more conservative investment profile, including fixed income debt securities. The investment objective of the plan is "Balanced" to provide relatively stable growth from assets offset by a moderate level of income with target portfolio allocations of up to 20% cash, 30-50% fixed income securities, and 40-60% equity securities. The valuation of the plan's assets is subject to market fluctuations.

For the year ended December 31, 2023, Mid Penn recognized $322 thousand of settlement gains, as a result of certain lump sum payouts to participants of the Scottdale Plan. The settlement gains were recorded in noninterest income as a component of other income in the Consolidated Statements of Income for the year ended December 31, 2023. There were no lump sum payouts to participants of the Scottdale Plan for the year ended December 31, 2022.

MID PENN BANCORP, INC.

The following tables provide a reconciliation of the changes in the Scottdale Plan's benefit obligations and fair value of plan assets for the year ended December 31, 2023 and 2022, and a statement of the status at December 31, 2023 and 2022:

(In thousands)	December 31,	
Change in benefit obligations:	2023	2022
Benefit obligations, January 1	$ 3,805	$ 4,844
Service cost	58	69
Interest cost	197	144
Settlement (gain) loss	(4)	—
Actuarial gain	168	(1,096)
Settlement payments	(1,472)	—
Benefit payments	(93)	(156)
Benefit obligations, December 31	$ 2,659	$ 3,805
Change in fair value of plan assets:		
Fair value of plan assets, January 1	$ 4,722	$ 5,302
Return on plan assets	348	(385)
Employer contributions	—	—
Benefit payments	(93)	(156)
Administrative expenses	(37)	(39)
Settlement payments	(1,472)	—
Fair value of plan assets, December 31	$ 3,468	$ 4,722
Funded status at year end	$ 809	$ 917

Amounts recognized on the Consolidated Balance Sheets at December 31 are as follows:

(In thousands)	2023	2022
Accrued pension benefit asset	$ (809)	$ (917)

Amounts recognized in accumulated other comprehensive loss consist of the following as of December 31:

(In thousands)	2023	2022
Unrecognized actuarial gain	$ 581	$ 1,030

The accumulated benefit obligation for the retirement plan was $2.7 million and $3.8 million at December 31, 2023 and 2022, respectively.

The components of net periodic retirement cost for December 31 are as follows:

(In thousands)	2023	2022
Service cost	$ 58	$ 69
Interest cost	197	144
Expected return on plan assets	211	237
Recognized net actuarial gain	(63)	(7)
Net periodic retirement income	$ (19)	$ (31)

MID PENN BANCORP, INC.

Assumptions used in the measurement of Mid Penn's benefit obligations and net periodic pension costs at December 31 are as follows:

Weighted-average assumptions:	2023	2022
Discount rate	**5.00%**	5.25%
Expected long-term return on plan assets	**4.50**	4.50
Rate of compensation increases	**2.50**	2.50

The following table presents a summary of the Scottdale Plan's assets at fair value and the weighted-average asset allocations by investment category as of December 31:

	Estimated Fair Value	Percentage of Total Assets	Estimated Fair Value	Percentage of Total Assets
(Dollars in thousands)	**2023**		**2022**	
Cash and cash equivalents	$ **90**	**2.6 %**	$ 108	2.3 %
Common stock	**2,186**	**63.0**	2,773	58.7
Corporate bonds	**1,192**	**34.4**	1,841	39.0
	$ **3,468**	**100.0 %**	$ 4,722	100.0 %

The description of the valuation methodologies used for assets measured at fair value is disclosed below.

Common Stocks

Valued at the closing price reported on the active market on which the individual securities are traded and therefore would be categorized as Level 1 assets under the fair value hierarchy.

Corporate Bonds

Valued using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather relying on the securities' relationship to other benchmark quoted prices and therefore would be categorized as Level 2 assets under the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table shows the estimated benefit payments for future periods.

(In thousands)	
2024	$ 91
2025	142
2026	140
2027	171
2028	200
2029-2033	1,052

Riverview Defined Benefit Plan - As a result of the Riverview Acquisition on November 30, 2021, Mid Penn has assumed noncontributory defined benefit pension plans ("Riverview Plans") covering certain former employees of Riverview (or its predecessor-in-interest) as follows:

Pursuant to the consolidation with Union Bancorp, Inc. ("Union") effective November 1, 2013, Riverview assumed Union's noncontributory defined benefit pension plan, which substantially covered all Union employees. The plan benefits were based on average salary and years of service. Union elected to freeze all benefits earned under the plan effective January 1, 2007.

MID PENN BANCORP, INC.

Riverview also assumed responsibility of Citizens National Bank of Meyersdale's ("Citizens") noncontributory defined benefit pension plan effective as of the December 31, 2015 merger date. The plan substantially covered all Citizens employees, and the plan benefits were based on average salary and years of service. Citizens elected to freeze all benefits earned under the plan effective January 1, 2013.

As a result of a merger effective October 1, 2017, Riverview assumed responsibility of CBT Financial Corp's ("CBT") postretirement benefits plan, which is an unfunded postretirement benefit plan covering health insurance costs and post-retirement life insurance benefits for certain retirees.

Subsequent to the Riverview Acquisition, Mid Penn disallowed any further participants to join the Riverview Plans. Mid Penn's policy is to fund pension and post-retirement benefits as accrued. The Riverview Plans' assets are managed by a third party and were primarily invested in a combination of cash and cash equivalents, equity securities and fixed income securities at the time of acquisition. The valuation of the Riverview Plans' assets is subject to market fluctuations.

The following tables provide a reconciliation of the changes in the Riverview Plans' benefit obligations and fair value of plan assets for year ended December 31, 2023 and the one-month period beginning with the November 30, 2021 acquisition date and ended December 31, 2021, and a statement of the status at December 31, 2023 and 2022.

(In thousands)				
Change in benefit obligations:		**2023**		**2022**
Benefit obligations, January 1	$	**6,424**	$	8,165
Interest cost		**309**		223
Actuarial gain		**228**		(1,407)
Benefit payments		**(519)**		(557)
Benefit obligations, December 31	$	**6,442**	$	6,424
Change in fair value of plan assets:				
Fair value of plan assets, January 1,	$	**6,720**	$	8,984
Return on plan assets		**691**		(1,709)
Contributions		**3**		2
Benefit payments		**(519)**		(557)
Fair value of plan assets, December 31	$	**6,895**	$	6,720
Funded status at year end	$	**453**	$	296

Amounts recognized in other liabilities on the Consolidated Balance Sheets as of December 31 are as follows:

(In thousands)		**2023**		**2022**
Accrued pension benefit asset	$	**(453)**	$	(296)

As of December 31, 2023 amounts related to the Riverview Plans that have been recognized in accumulated other comprehensive loss but not yet recognized as a component of net periodic pension cost are as follows:

(In thousands)		**2023**		**2022**
Unrecognized actuarial gain (loss)	$	**76**	$	(824)

MID PENN BANCORP, INC.

The components of net periodic pension and postretirement benefit cost for the year ended December 31, 2023 and 2022 are as follows:

(In thousands)	2023	2022
Interest cost	$ 309	$ 223
Expected return on plan assets	(387)	(522)
Net periodic pension benefit	$ (78)	$ (299)

(In thousands)	2023	2022
Service credit	$ —	$ —
Interest cost	1	1
Unrecognized gain	(1)	(1)
Net periodic postretirement benefit	$ —	$ —

The accumulated benefit obligation was $6.4 million at December 31, 2023 and 2022, respectively, for the Riverview Plans.

Weighted average assumptions used in the measurement of Mid Penn's benefit obligations and net periodic pension costs at December 31, 2023 and 2022 are as follows:

	Pension Benefits		Postretirement Life Insurance Benefits
2023	**Union**	**Citizens**	**CBT**
Discount rate	5.02 %	5.02 %	4.70 %
Expected long-term return on plan assets	6.00	6.00	n/a
2022			
Discount rate	2.83 %	2.83 %	3.00 %
Expected long-term return on plan assets	6.00	6.00	n/a

The following summarizes the actuarial assumptions used for the Riverview Plans:

For the pension plan, the selected long-term rate of return on plan assets was primarily based on the asset allocation of the plan's assets. Analysis of the historic returns on these asset classes and projections of expected future returns were considered in setting the long-term rate of return.

The benefit offered under the postretirement benefits plan is fixed; therefore, the accumulated postretirement benefit obligation is not impacted by health care cost trends or the rate of compensation increase.

MID PENN BANCORP, INC.

The following table presents a summary of the Riverview Plan's assets at fair value and the weighted-average asset allocations by investment category as of December 31:

Weighted-average asset allocations:	Estimated Fair Value	Percentage of Total Assets	Estimated Fair Value	Percentage of Total Assets
	2023		**2022**	
Cash and cash equivalents	$ 48	0.7 %	$ 69	1.0 %
Mutual fund - equity	2,499	36.2	2,411	35.9
Mutual fund / EFTs - fixed income	4,038	58.6	3,906	58.1
Common / collective trusts equity	310	4.5	334	5.0
	$ 6,895	100 %	$ 6,720	100 %

The valuation used is based on quoted market prices provided by an independent third party. The fair values of mutual fund investments are considered Level 1 assess in the fair value hierarchy and the collective trusts equity are considered Level 2 assets.

The following table shows the estimated benefit payments for future periods.

(In thousands)	Pension Benefits	Postretirement Life Insurance Benefits
2023	$ 552	$ 3
2024	531	4
2025	518	3
2026	501	3
2027	494	2
2028-2032	2,271	9

Note 15 - Other Benefit Plans

Mid Penn maintains several benefit plans for both current and former employees of the Corporation. Liabilities related to the plans are recorded in other liabilities on the balance sheet, and aggregate cash surrender values assets related to the life insurance plans are recorded in the cash surrender value of life insurance line item on the balance sheet. Significant aspects of the plans are detailed below.

Defined-Contribution 401(k) Plan - The Bank has a 401(k) plan that covers substantially all employees. The plan allows employees to contribute a portion of their salaries and wages to the plan and provides for Mid Penn to match a portion of employee-elected salary deferrals, subject to certain percentage maximums of their salaries and wages. The Corporation's contribution to the 401(k) Plan was $1.7 million, $1.4 million, and $1 million for the years ending December 31, 2023, 2022, and 2021, respectively and is included as a component of salaries and benefits expense in the Consolidated Statements of Income. The plan also includes a funded contributory profit sharing provision for substantially all employees which is funded annually when applicable. The Corporation did not make a profit sharing contribution to the plan in 2023, 2022, or 2021.

During 2021, Mid Penn assumed the 401(k) plan of Riverview. Riverview maintained a contributory 401(k) retirement plan for all eligible employees. The plan was frozen and all contributions were suspended subsequent to the merger. During the year ended December 31, 2022, the Riverview plan was terminated, and all remaining assets were either transferred to the Mid Penn 401(k) Plan or distributed to former employee participants.

Deferred Compensation Plan - Mid Penn has a directors' deferred compensation plan, which allows directors to defer receipt of director fees for a specified period in order to provide future retirement income. At December 31, 2023 and 2022, the Corporation accrued a liability of $2.4 million and $1.9 million, respectively, for this plan. The expense related to the

MID PENN BANCORP, INC.

plan was $127 thousand, $64 thousand and $35 thousand in 2023, 2022 and 2021, respectively, and is included as a component of other expense in the Consolidated Statements of Income.

Supplemental Executive Retirement Plan - On September 6, 2022, Mid Penn entered into new or amended and restated supplemental executive retirement plan agreements ("SERPs") with six named executive officers and three other members of the Bank's executive management team. Each SERP provides for the monthly payment of a fixed cash benefit over a period of 15 years, commencing on the first day of the month following the Executive's separation from service: (i) occurring on or after reaching normal retirement age (age 70); (ii) due to disability; (iii) due to death; or (iv) within two years following a change in control of the Bank. The annual benefit vests over a term of four to ten years, with a portion of the annual benefit having previously vested for several of the participants. Any unvested portion of the benefit fully vests upon a change in control of the Bank. The accrued liability for the supplemental retirement plans was $2.5 million and $1.8 million at December 31, 2023 and 2022, respectively. The expense related to the plan was $792 thousand, $609 thousand and $625 thousand in 2023, 2022 and 2021, respectively and is included as a component of salaries and benefits expense in the Consolidated Statements of Income.

Split Dollar Life Insurance Arrangements - At December 31, 2023 and 2022, the Bank had Split Dollar Life Insurance arrangements with two former executives for which the aggregate collateral assignment and cash surrender values are approximately $1.4 million for December 31, 2023 and 2022. Mid Penn acquired Phoenix's Split Dollar Life Insurance arrangements in 2015 on select employees, which had aggregate cash surrender values of $4.4 million and $4.3 million at December 31, 2023 and 2022. Mid Penn acquired First Priority's Split Dollar Life Insurance arrangements in 2018 on select employees, which had aggregate cash surrender values of $3.7 million at both December 31, 2023 and 2022. Mid Penn acquired Riverview's Split Dollar Life Insurance arrangements in 2021 on select employees, which had aggregate cash surrender values of $2.0 million at both December 31, 2023 and 2022.

Rabbi Trust - As a result of the acquisition of Riverview, Mid Penn assumed certain benefit plan liabilities related to compensation arrangements totaling $7.7 million within other liabilities on the Consolidated Balance Sheets, including certain executive non-qualified retirement benefits, deferred compensation plans, and executive employment and separation agreements associated with Riverview.

The details of the compensation arrangements for the years ended December 31 include:

(In thousands)	**Fully Funded Gross Amounts**			
Compensation Arrangements	**2023**		**2022**	
Supplemental executive retirement agreements	$	**1,214**	$	1,316
Executive deferred compensation agreement		**1,440**		1,638
Director deferred fee agreement		—		41
Executive employment agreements		—		1,502
Separation agreement		—		194
Total compensation agreements	$	**2,654**	$	4,691

The obligations are fully funded through a Rabbi Trust having a cash balance of $2.9 million and $4.9 million within other assets on the Consolidated Balance Sheets as of December 31, 2023 and 2022 to provide a source of funds in satisfying the obligations under the respective compensation arrangements.

MID PENN BANCORP, INC.

Note 16 - Income Taxes

Significant components of the Corporation's net deferred tax asset at December 31, 2023 and 2022 are shown below.

(In thousands)	2023	2022
Deferred tax assets:		
Allowance for loan losses	$ 7,642	$ 3,981
Loan fees	1,053	898
Deferred compensation	1,476	1,115
Benefit plans	60	56
Unrealized loss on securities	4,992	5,137
Lease adjustments	74	193
Business combination adjustments	5,669	2,066
Acquired NOL, Section 1231, and charitable contribution carryforwards	3,832	686
Rabbi Trust	593	985
Riverview AMT credits	696	771
Equity Comp	256	—
Riverview subordinated debt fair value adjustment	327	353
Software renewal costs	335	420
Unfunded and loan basis adjustments	635	—
Investments in Flow-through entities	391	—
Other	378	874
	28,409	17,535
Deferred tax liabilities:		
Depreciation	(1,397)	(1,175)
Bond accretion	(187)	(97)
Goodwill and intangibles	(1,017)	(362)
Prepaid expenses	(227)	(797)
Business combination adjustments	—	(398)
Benefit plans	(1,199)	(1,049)
Interest Rate Swaps	(236)	—
	(4,263)	(3,878)
Deferred tax asset, net	$ 24,146	$ 13,657

In assessing the Corporation's ability to realize deferred federal tax assets, management considers whether it is more likely than not some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and prudent, feasible and permissible as well as available tax planning strategies in making this assessment. At December 31, 2023, based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Mid Penn will realize the benefits of these deferred tax assets and has no valuation allowances recorded against any components of its deferred tax asset, including the carryforward balances related to net operating losses ("NOL"), Section 1231 losses, and charitable contribution carryforwards.

At December 31, 2023, Mid Penn had NOL carryforwards of $2.8 million resulting from the November 30, 2021 acquisition of Riverview. These NOLs were assumed by Riverview in a previous acquisition and were generated during the tax years ended December 31, 2013, 2014, and 2015 and begin to expire in 2032. The Coronavirus Aid, Relief, and Economic Security ("CARES") Act, signed into law on March 27, 2020 to mitigate the economic effects of COVID-19, implemented a five-year carryback period for NOLs generated in tax years beginning in 2018, 2019, or 2020. As a result of

MID PENN BANCORP, INC.

this CARES Act provision, during the year ended December 31, 2022, Mid Penn filed the required federal tax returns to carryback NOLs to the 2017 tax year, comprised of (i) $1.2 million of NOLs generated in 2018 and acquired from Scottdale, and (ii) $1.2 million of NOLs generated in 2018 and acquired from First Priority. The carryback of these NOLs to the 2017 tax year when the tax rate was 34% (versus 21% in 2018) generated a federal tax benefit of $318 thousand recorded in the provision for income taxes on the Consolidated Statements of Income for the year ended December 31, 2020. The remaining NOL balance of $119 thousand at December 31, 2021 was generated in the 2012 tax year, was acquired from First Priority, and expires in 2032. Mid Penn is limited to a deduction of the lesser of the available NOL carryforward or 80% of pre-NOL taxable income in a single tax year as set forth in the TCJA.

At December 31, 2023, Mid Penn had no charitable contribution carryforwards, while at December 31, 2022, Mid Penn had $43 thousand charitable contribution carryforwards which were acquired from Riverview. During the years ended December 31, 2023, 2022 and 2021, Mid Penn generated sufficient taxable income to utilize all charitable contribution carryforwards. Mid Penn expects to generate sufficient taxable income to utilize all charitable contribution carryforwards in the future.

The CARES Act also updated Alternative Minimum Tax ("AMT") credit rules to permit AMT credit to be 100% refundable in the 2018 tax year. As a result, during the year ended December 31, 2020, Mid Penn filed the required federal tax returns to request a full refund of the AMT credits that had been acquired from First Priority and Scottdale. During 2021, and as a result of the Riverview Acquisition, Mid Penn assumed $696 thousand of AMT credits to be used on future tax returns.

Acquired Section 1231 losses totaling $314 thousand were recorded as a result of filing the final First Priority return in 2019 and expired in 2022.

The annual usage of acquired NOL, charitable contribution carryforwards, and Section 1231 losses is limited by IRS Section 382 regulations. These limitations are calculated separately for each acquisition as the federal long-term tax-exempt rate at the date of acquisition multiplied by the valuation of the selling company as calculated in accordance with GAAP. As a result, the usage of acquired NOLs, charitable contribution carryforwards, AMT carryforwards, and Section 1231 losses to offset taxable income related to the Riverview Acquisition is limited to $2.0 million per year and $1.9 million per year for the First Priority Acquisition. All contribution carryforwards related to the Scottdale Acquisition were utilized as of December 31, 2022.

The provision for income taxes consists of the following:

(In thousands)	2023		2022		2021
Current tax provision					
Federal	$ 7,570	$	10,212	$	6,178
State	1,033		67		70
Total current tax provision	$ 8,603	$	10,279	$	6,248
Deferred tax expense (benefit)					
Federal	$ (525)	$	2,262	$	484
State	(781)		—		—
Total deferred tax expense (benefit)	(1,306)		2,262		484
Total provision for income taxes	$ 7,297	$	12,541	$	6,732

MID PENN BANCORP, INC.

A reconciliation of the federal income tax provision at the statutory rate of 21% for 2023, 2022 and 2021 to Mid Penn's actual federal income tax provision at its effective rate is as follows:

(In thousands)	2023	2022	2021
Provision at the expected statutory rate	$ 9,388	$ 14,143	$ 7,571
Low income housing partnership tax credits	(1,337)	(929)	(853)
Effect of tax-exempt income	(641)	(614)	(477)
Effect of investment in life insurance	(252)	(203)	(75)
Nondeductible merger and acquisition expense	207	60	364
State income taxes, net of federal tax benefit	199	53	55
Nondeductible interest	108	20	14
Other items	(375)	11	133
Provision for income taxes	$ 7,297	$ 12,541	$ 6,732

Mid Penn has no unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. Mid Penn does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months.

No amounts for interest and penalties were recorded in income tax expense in the Consolidated Statement of Income for the years ended December 31, 2023, 2022, or 2021. There were no amounts accrued for interest and penalties at December 31, 2023 or 2022.

Mid Penn and its subsidiaries are subject to U.S. federal income tax and income tax for the states of Pennsylvania, New Jersey, and Maryland. With limited exceptions, Mid Penn is no longer subject to examination by taxing authorities for years before 2017.

Note 17 - Regulatory Matters

The Corporation and the Bank are subject to regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can trigger certain mandatory, and possibly additional discretionary, actions by the regulators that if, undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory account practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2023 and 2022, the Corporation and the Bank met all capital adequacy requirements and the Bank was considered "well-capitalized". However, future changes in regulations could increase capital requirements and may have an adverse effect on capital resources.

Minimum regulatory capital requirements established by Basel III rules require the Corporation and the Bank to:

- Meet a minimum Common Equity Tier I capital ratio of 4.5% of risk-weighted assets;

- Meet a minimum Tier I capital ratio of 6.0% of risk-weighted assets;

- Meet a minimum Total capital ratio of 8.0% of risk-weighted assets;

- Meet a minimum Tier I leverage capital ratio of 4.0% of average assets;

- Maintain a "capital conservation buffer" of 2.5% above the minimum risk-based capital requirements, which must be maintained to avoid restrictions on capital distributions and certain discretionary bonuses; and

- Comply with the definition of capital to improve the ability of regulatory capital instruments to absorb losses.

MID PENN BANCORP, INC.

The Basel III Rules use a standardized approach for risk weightings. The rules provide that the failure to maintain the "capital conservation buffer" results in restrictions on capital distributions and discretionary cash bonus payments to executive officers. As a result, under the Basel III Rules, if the Bank fails to maintain the required minimum capital conservation buffer, the Corporation will be subject to limits, and possibly prohibitions, on its ability to obtain capital distributions from the Bank. If the Corporation does not receive sufficient cash dividends from the Bank, it may not have sufficient funds to pay dividends on its common stock, service its debt obligations or repurchase its common stock.

Certain restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans, or advances. The amount of dividends that may be paid from the Bank to the Corporation in any calendar year is limited to the Bank's current year's net profits, combined with the retained net profits of the preceding two years. For the year ended December 31, 2023, $46.1 million of undistributed earnings of the Bank, included in the consolidated shareholders' equity balance, was available for distribution to the Corporation as dividends without prior regulatory approval, subject to regulatory capital requirements below.

The following tables present the regulatory capital levels, leverage ratios, and risk-based capital ratios as of December 31:

(Dollars in thousands)	Actual Amount	Actual Ratio	Minimum for Basel III Capital Adequacy Amount	Minimum for Basel III Capital Adequacy Ratio	To Be Well-Capitalized Under Prompt Corrective Action Provisions Amount	To Be Well-Capitalized Under Prompt Corrective Action Provisions Ratio
Mid Penn Bancorp, Inc.						
2023						
Tier 1 Capital (to Average Assets)	$ 427,353	8.3%	$ 204,935	4.0%	N/A	N/A
Common Equity Tier 1 Capital (to Risk Weighted Assets)	427,353	9.8	305,083	7.0	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	427,353	9.8	370,458	8.5	N/A	N/A
Total Capital (to Risk Weighted Assets)	510,734	11.7	457,624	10.5	N/A	N/A
Mid Penn Bank						
2023						
Tier 1 Capital (to Average Assets)	$ 458,077	8.9%	$ 204,777	4.0%	$ 255,971	5.0%
Common Equity Tier 1 Capital (to Risk Weighted Assets)	458,077	10.5	304,788	7.0	283,018	6.5
Tier 1 Capital (to Risk Weighted Assets)	458,077	10.5	370,100	8.5	348,330	8.0
Total Capital (to Risk Weighted Assets)	495,104	11.4	457,182	10.5	435,412	10.0
Mid Penn Bancorp, Inc.						
2022						
Tier 1 Capital (to Average Assets)	$ 410,494	9.6%	$ 171,500	4.0%	N/A	N/A
Common Equity Tier 1 Capital (to Risk Weighted Assets)	410,494	11.2	257,130	7.0	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	410,494	11.2	312,229	8.5	N/A	N/A
Total Capital (to Risk Weighted Assets)	484,477	13.2	385,695	10.5	N/A	N/A
Mid Penn Bank						
2022						
Tier 1 Capital (to Average Assets)	$ 463,964	10.8%	$ 171,398	4.0%	$ 214,248	5.0%
Common Equity Tier 1 Capital (to Risk Weighted Assets)	463,964	12.6	256,895	7.0	238,545	6.5
Tier 1 Capital (to Risk Weighted Assets)	463,964	12.6	311,943	8.5	293,594	8.0
Total Capital (to Risk Weighted Assets)	483,006	13.2	385,342	10.5	$ 366,992	10.0

MID PENN BANCORP, INC.

Note 18 - Commitments and Contingencies

Mid Penn is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. The commitments include various guarantees and commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Mid Penn evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the customer. Standby letters of credit and financial guarantees written are conditional commitments to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Mid Penn had $62.2 million and $57.2 million of standby letters of credit outstanding as of December 31, 2023 and December 31, 2022, respectively. Mid Penn does not anticipate any losses because of these transactions. The amount of the liability as of December 31, 2023 and December 31, 2022 for payment under standby letters of credit issued was not considered material.

Mid Penn adopted FASB ASC Topic 326, effective January 1, 2023, which requires Mid Penn to estimate expected credit losses for OBS credit exposures which are not unconditionally cancellable. Mid Penn maintains a separate ACL on OBS credit exposures, including unfunded loan commitments and letters of credit, which is included in other liabilities on the accompanying Consolidated Balance Sheets.

The ACL - OBS is adjusted as a provision for OBS commitments in noninterest expense. The estimate includes consideration of the likelihood that funding will occur, an estimate of exposure at default that is derived from utilization rate assumptions using a non-modeled approach, and PD and LGD estimates that are derived from the same models and approaches for Mid Penn's other loan portfolio segments described in "Note 4 - Loans and Allowance for Credit Losses - Loans" above, as these unfunded commitments share similar risk characteristics with these loan portfolio segments.

The ACL - OBS at December 31, 2023 was $3.6 million compared to $85 thousand at December 31, 2022. On January 1, 2023 in conjunction with adopting ASC 326, Mid Penn recorded an additional $3.1 million of provision for OBS which was included in the adoption cumulative effect adjustment. Provision expense for OBS for the three months ended December 31, 2023 was ($886) thousand. Provision expense for OBS for the twelve months ended December 31, 2023 was $404 thousand.

Low-income housing project commitments

During the second quarter of 2020 Mid Penn's Board of Directors approved Mid Penn Bank to enter into a commitment to purchase a limited partnership interest in a low-income housing project to construct thirty-nine apartments and common amenities in Cumberland County, Pennsylvania. All of the units are expected to qualify for Federal Low-Income Housing Tax Credits ("LIHTCs") as provided for in Section 42 of the Internal Revenue Code of 1986, as amended. Mid Penn's limited partner capital contribution commitment is expected to be $10.8 million which will be paid in installments over the course of construction of the low-income housing facilities. The investment in the limited partnership will be reported in other assets on the balance sheet and amortized over a ten-year period. The project has been conditionally awarded $1.2 million in annual LIHTCs by the Pennsylvania Housing Finance Agency, with a total anticipated LIHTC amount of $12.0 million to be received by Mid Penn over the ten-year amortization period. Mid Penn's commitment to purchase the limited partnership interest is conditional upon the review and approval of all closing documents, an opinion letter for tax counsel to the Partnership that the project qualifies for the LIHTCs and review and approval by Mid Penn of other documents it may deem necessary.

As a result of the Riverview Acquisition on November 30, 2021, Mid Penn assumed a commitment to purchase a limited partnership interest in a low-income housing project to preserve and rehabilitate three buildings consisting of 17 apartments and two commercial shops in Tamaqua, Schuylkill County. All the units are expected to qualify for Federal Low-Income Housing Tax Credits ("LIHTCs") as provided for in Section 42 of the Internal Revenue Code of 1986, as amended. Mid Penn's limited partner capital contribution commitment is expected to be $4.4 million which will be paid in installments over the course of construction of the low-income housing facilities. The investment in the limited partnership will be reported in other assets on the balance sheet and amortized over a ten-year period. Additionally, the agreement commits Mid Penn to a construction loan in the maximum principal amount of $3.5 million which will bear interest at 5.5% annum with a term of twenty-four months. The project has been conditionally awarded $484 thousand in annual LIHTCs by the Pennsylvania Housing Finance Agency, with a total anticipated LIHTC amount of $4.8 million to be received by Mid Penn over the ten-year amortization period. Mid Penn's commitment to purchase the limited partnership interest is conditional upon the review and approval of all closing documents, an opinion letter for tax counsel to the Partnership that the project qualifies for the LIHTCs and review and approval by Mid Penn of other documents it may deem necessary.

Contingencies - As of December 31, 2023 and 2022, Mid Penn received a total of $14.8 thousand and $3.8 million, respectively, of nonrefundable loan processing fees related to the loans disbursed as a result of Mid Penn's participation in the SBA's Paycheck Protection Program ("PPP"). These fees, and any offsetting loan origination costs, were deferred in accordance with FASB ASC 310-20, Receivables—Nonrefundable Fees and Other Costs, and have since been and will continue to be amortized to interest and fees on loans and leases on the Consolidated Statements of Income over the life of the respective loans.

As of December 31, 2023, Mid Penn is not aware of any PPP loans outstanding, or for which fees have been received from the SBA, that have been cancelled, terminated, or repaid due to a borrower being determined to be ineligible for a PPP loan.

Litigation - Mid Penn is subject to lawsuits and claims arising out of its normal conduct of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of Mid Penn.

MID PENN BANCORP, INC.

Note 19 - Earnings Per Share

The following table presents the computation of basic and diluted EPS:

(In thousands, except per share data)

	2023	2022	2021
Net income	$ 37,397	$ 54,806	$ 29,319
Weighted average shares outstanding (basic)	16,319,006	15,912,877	10,806,009
Effect of dilutive unvested restricted stock grants	31,957	21,758	13,570
Weighted average shares outstanding (diluted)	16,350,963	15,934,635	10,819,579
Basic earnings per common share	$ 2.29	$ 3.44	$ 2.71
Diluted earnings per common share	2.29	3.44	2.71

There were no antidilutive shares at December 31, 2023, 2022, and 2021.

As previously announced on a Form 8-K on May 4, 2021, Mid Penn completed an underwritten public offering of 2,990,000 shares of common stock at a price of $25.00 per share, with the aggregate gross proceeds of the offering totaling $74.8 million before underwriting discounts and offering expenses. The net proceeds of the offering after deducting the underwriting discount and other offering expenses were $70.2 million.

Additionally, as previously announced on a Form 8-K on December 1, 2021, Mid Penn issued 4,519,776 shares of common stock as a result of the merger with Riverview on November 30, 2021. The additional shares issued on May 4, 2021 and November 30, 2021 significantly impacted the weighted average number of shares outstanding used for the year ended December 31, 2022 earnings per share calculations.

MID PENN BANCORP, INC.

Note 20 - Shareholders' Equity

Accumulated Other Comprehensive Loss (Income)

The components of accumulated other comprehensive loss (income), net of taxes, are as follows:

(*In thousands*)	Unrealized Loss on Securities	Unrealized Holding Losses on Interest Rate Derivatives used in Cash Flow Hedges	Defined Benefit Plans	Total
Balance at December 31, 2020	$ (3)	$ —	$ (54)	$ (57)
OCI before reclassifications	(190)	—	511	321
Amounts reclassified from AOCI	(62)	—	(44)	(106)
Balance - December 31, 2021	(255)	—	413	158
OCI before reclassifications	(19,072)	—	(294)	(19,366)
Amounts reclassified from AOCI	—	—	(8)	(8)
Balance - December 31, 2022	(19,327)	—	111	(19,216)
OCI before reclassifications	1,988	820	(212)	2,596
Amounts reclassified from AOCI	—	—	(17)	(17)
Balance - December 31, 2023	$ (17,339)	$ 820	$ (118)	$ (16,637)

Treasury Stock Repurchase Program

Mid Penn adopted a treasury stock repurchase program ("Program") initially effective March 19, 2020, and renewed through May 11, 2024 by Mid Penn's Board of Directors on May 11, 2023. The Program authorizes the repurchase of up to $15.0 million of Mid Penn's outstanding common stock. Under the Program, Mid Penn conducts repurchases of its common stock through open market transactions (which may be by means of a trading plan adopted under SEC Rule 10b5-1) or in privately negotiated transactions. Repurchases under the Program are made at the discretion of management and are subject to market conditions and other factors. There is no guarantee as to the exact number of shares that Mid Penn may repurchase. The Program is able to be modified, suspended or terminated at any time, at Mid Penn's discretion, based upon a number of factors, including liquidity, market conditions, the availability of alternative investment opportunities and other factors Mid Penn deems appropriate. The Program does not obligate Mid Penn to repurchase any shares.

Mid Penn repurchased 216,879 shares during 2023 at an average price per share of $22.31 under its share repurchase program. As of December 31, 2023, Mid Penn had repurchased 425,222 shares of common stock at an average price of $22.86 per share under the Program. The Program had $5.3 million remaining available for repurchase as of December 31, 2023.

Dividend Reinvestment Plan

Under Mid Penn's amended and restated DRIP, 300,000 shares of Mid Penn's authorized but unissued common stock are reserved for issuance. The DRIP also allows for voluntary cash payments, within specified limits, to be used for the purchase of additional shares.

Note 21 - Stock-Based Compensation Plans

On May 9, 2023, shareholders approved the 2023 Stock Incentive Plan, which authorizes Mid Penn to grant incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, deferred stock units and performance shares. The 2023 Plan was established for employees and directors of Mid Penn and the Bank, selected by the Compensation Committee of the Board of Directors, to incentivize the further success of the Company, and replaces the 2014 Restricted

MID PENN BANCORP, INC.

Stock Plan. The aggregate number of shares of common stock of the Company available for issuance under the Plan is 350,000 shares.

As of December 31, 2023, a total of 199,757 restricted shares were granted under the 2014 Plan, of which 88,269 shares were unvested. The 2014 Plan shares granted and vested resulted in $1.1 million and $701 thousand in share-based compensation expense for the years ended December 31, 2023 and 2022, respectively.

Share-based compensation expense relating to restricted stock is calculated using grant date fair value and is recognized on a straight-line basis over the vesting periods of the awards. Restricted shares granted to employees vest in equal amounts on the anniversary of the grant date over the vesting period and the expense is a component of salaries and benefits expense on the Consolidated Statement of Income. The employee grant vesting period is determined by the terms of each respective grant, with vesting periods generally between one and four years. Restricted shares granted to directors have a twelve-month vesting period, and the expense is a component of directors' fees and benefits within the other expense line item on the Consolidated Statement of Income.

The following table presents compensation expense and related tax benefits for restricted stock awards recognized on the Consolidated Statements of Income:

(In thousands)	2023		2022		2021	
Compensation expense	$	1,103	$	1,142	$	696
Tax benefit		(232)		(240)		(146)
Net income effect	$	871	$	902	$	550

The following table presents information regarding the non-vested restricted stock for the year ended December 31, 2023:

	Shares	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2023	68,416	$ 26.20
Vested	(9,069)	25.53
Forfeited	(6,295)	25.24
Granted	35,217	25.53
Non-vested at December 31, 2023	88,269	26.07

At December 31, 2023, there was $1.8 million of unrecognized compensation cost related to all non-vested share-based compensation awards, which will be recognized as compensation expense through April 2027 with a weighted average recognition period of 3.3 years. Mid Penn recognizes the impact of forfeitures as of the forfeiture date.

MID PENN BANCORP, INC.

<u>**Note 22 - Parent Company Statements**</u>

CONDENSED BALANCE SHEETS

	December 31,	
(In thousands)	**2023**	**2022**
ASSETS		
Cash and cash equivalents	$ **10,064**	$ 1,849
Investment in subsidiaries	**575,971**	567,581
Other assets	**4,252**	845
Total assets	$ **590,287**	$ 570,275
LIABILITIES AND SHAREHOLDERS' EQUITY		
Subordinated debt and trust preferred securities	$ **46,354**	$ 56,941
Other liabilities	**1,583**	1,235
Shareholders' equity	**542,350**	512,099
Total liabilities and shareholders' equity	$ **590,287**	$ 570,275

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,		
(In thousands)	**2023**	**2022**	**2021**
Income			
Dividends from subsidiaries	$ **—**	$ —	$ 3,897
Other income	**147**	1,130	35
Total Income	**147**	1,130	3,932
Expenses	**10,865**	7,333	15,391
(Loss) income before income tax and equity in undistributed earnings of subsidiaries	**(10,718)**	(6,203)	(11,459)
Income Tax Benefit	**2,932**	702	3,140
Equity in undistributed earnings of subsidiaries	**45,183**	60,307	37,638
Net Income	$ **37,397**	$ 54,806	$ 29,319

MID PENN BANCORP, INC.

CONDENSED STATEMENTS OF CASH FLOWS

		Years Ended December 31,				
(In thousands)		**2023**		**2022**		**2021**
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income	$	**37,397**	$	54,806	$	29,319
Equity in undistributed earnings of subsidiaries		**(45,183)**		(60,307)		(37,638)
Stock based compensation		**1,103**		1,142		696
Amortization of debt issuance costs		**7**		26		26
Net change in other assets		**(3,407)**		759		(1,735)
Net change in other liabilities		**(246)**		(6,285)		13,356
Net cash (used in) provided by operating activities		**(10,329)**		(9,859)		4,024
CASH FLOWS FROM INVESTING ACTIVITIES						
Net cash paid for acquisition		**(25,574)**		—		(792)
Investment in subsidiary		**71,493**		(1,787)		(27,353)
Net cash provided by (used in) investing activities		**45,919**		(1,787)		(28,145)
CASH FLOWS FROM FINANCING ACTIVITIES						
Dividends paid		**(12,981)**		(12,735)		(8,872)
Employee and Director Stock Purchase Plans stock issuance		**482**		364		307
Proceeds from issuance of common stock		**—**		—		70,545
Treasury stock purchased		**(4,876)**		(2,957)		(128)
Riverview restricted stock [(1)]		**—**		776		—
Subordinated debt and trust preferred securities redemption		**(10,000)**		(16,778)		(6,870)
Other, net		**—**		—		(283)
Net cash (used in) provided by financing activities		**(27,375)**		(31,330)		54,699
Net increase (decrease) in cash and cash equivalents		**8,215**		(42,976)		30,578
Cash and cash equivalents, beginning of year		**1,849**		44,825		14,247
Cash and cash equivalents, end of year	$	**10,064**	$	1,849	$	44,825

(1) Additionally, 2,500 shares of restricted stock were paid out in cash resulting in $776 thousand of cash consideration relating to stock awards.

MID PENN BANCORP, INC.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Mid Penn carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 as of December 31, 2023. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded, as of December 31, 2023, that Mid Penn's disclosure controls and procedures were effective in recording, processing, summarizing, and reporting information required to be disclosed by Mid Penn within the time periods specified in the SEC's rules and forms, and such information is accumulated and communicated to management to allow timely decisions regarding required disclosures. Management Report on Internal Controls over Financial Reporting is located on page 56 of this report and is incorporated herein by reference.

Our independent registered public accounting firm, RSM US LLP, also attested to, and reported on, the effectiveness of Mid Penn's internal control over financial reporting as of December 31, 2023. RSM US LLP's attestation report appears in Part II, Item 8, "Financial Statements and Supplemental Data."

Changes in Internal Controls over Financial Reporting

Other than the remediated material weakness identified by management and described below, there were no changes in Mid Penn's internal control over financial reporting during the fourth quarter of 2023 that have materially affected, or are reasonably likely to materially affect, Mid Penn's internal control over financial reporting.

Management's Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Management's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Management recognizes that because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

During the fourth quarter of 2023, Management identified a material weakness in our internal controls over financial reporting associated with Business Combinations and Mid Penn's acquisition of Brunswick Bancorp. The acquisition of Brunswick Bancorp was completed on May 19, 2023 and was reported on Form 10-Q for the periods ending June 30, 2023 and September 30, 2023. After a detailed review of SEC *Staff Accounting Bulletin 99 – Materiality*, Management has determined that it is unnecessary to amend Form 10-Q documents from June 30, 2023 and September 30, 2023, but has provided revised balance sheets and related disclosures in Part II, Item 9B, "Other Information".

In the fourth quarter of 2023, the Company implemented a remediation plan to address the material weakness that included the design, documentation, and implementation of enhanced controls over Business Combinations. During the fourth quarter of 2023, management performed procedures to ensure all adjustments were made and revised amounts and disclosures were accurate in the form 10-K for December 31, 2023. As of December 31, 2023, the enhanced suite of

MID PENN BANCORP, INC.

controls associated with Business Combinations appear to be adequate and the aforementioned material weakness was considered to be remediated.

ITEM 9B. OTHER INFORMATION

During the fourth quarter of 2023, Management made adjustments to certain balance sheet line items associated with Mid Penn's acquisition of Brunswick Bancorp. The following table summarizes the impact of the corrections made to the Business Combination disclosure for the periods ended June 30, 2023 and September 30, 2023. All adjustments have been corrected and are appropriately reflected in the Form 10-K for December 31, 2023.

(In thousands)	As reported June 30, 2023	Adjustments	As revised June 30, 2023	As reported September 30, 2023	Adjustments	As revised September 30, 2023
Assets acquired:						
Investment securities	$ 2,174	$ 249	$ 2,423	$ 1,825	$ 598	$ 2,423
Premises and equipment, net	5,315	(747)	4,568	5,315	(747)	4,568
Deferred income taxes	6,792	(399)	6,393	6,792	(399)	6,393
Goodwill	15,172	(2,372)	12,800	15,521	(2,721)	12,800
Other assets	3,860	2,024	5,884	3,860	2,024	5,884
Total Assets Acquired	391,948	(1,245)	390,703	391,948	(1,245)	390,703
Liabilities assumed:						
Deposits:						
Noninterest-bearing demand	68,545	(7,657)	60,888	62,123	(1,235)	60,888
Interest-bearing transaction accounts	5,345	6,422	11,767	11,767	—	11,767
Time Deposits	147,164	(1)	147,163	147,164	(1)	147,163
Long-Term Debt	60,137	(1)	60,136	60,137	(1)	60,136
Other liabilities	1,621	(8)	1,613	1,621	(8)	1,613
Total Liabilities assumed	346,288	(1,245)	345,043	346,288	(1,245)	345,043

MID PENN BANCORP, INC.

The following table summarizes the impact of the adjustments on the Company's Balance Sheets for the periods ended June 30, 2023 and September 30, 2023.

(In thousands)	As reported June 30, 2023	Adjustments	As revised June 30, 2023	As reported September 30, 2023	Adjustments	As revised September 30, 2023
Assets:						
Investment securities	$ 228,774	$ 249	$ 229,023	$ 218,064	$ 598	$ 218,662
Premises and equipment, net	39,230	(747)	38,483	38,849	(747)	38,102
Deferred income taxes	24,309	(399)	23,910	25,509	(399)	25,110
Goodwill	129,403	(2,372)	127,031	129,752	(2,721)	127,031
Other assets	53,710	2,024	55,734	56,459	2,024	58,483
Total Assets	5,088,813	(1,245)	5,087,568	5,215,963	(1,245)	5,214,718
Liabilities:						
Deposits:						
Noninterest-bearing demand	830,479	(7,657)	822,822	804,785	(1,235)	803,550
Interest-bearing transaction accounts	2,180,312	6,422	2,186,734	2,217,885	—	2,217,885
Time Deposits	1,275,895	(1)	1,275,894	1,358,946	(1)	1,358,945
Long Term Debt	58,982	(1)	58,981	58,992	(1)	58,991
Other liabilities	37,158	(8)	37,150	37,389	(8)	37,381
Total Liabilities	4,562,925	(1,245)	4,561,680	4,687,252	(1,245)	4,686,007

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item, relating to directors, executive officers, and control persons, is set forth under the captions "Executive Officers", "Information Regarding Director Nominees and Continuing Directors", "Delinquent Section 16(a) Reports", "Audit Committee Report", and "Governance of the Corporation" in Mid Penn's definitive proxy statement to be used in connection with the 2024 Annual Meeting of Shareholders, which pages are incorporated herein by reference.

The Corporation has adopted a Code of Ethics that applies to directors, officers and employees of the Corporation and the Bank. The Corporation amended the Code of Ethics on January 26, 2022. A copy is posted under Governance Documents in the Corporate Information section under the Investors link on the Corporation's website, www.midpennbank.com. The Corporation's Code of Ethics may be viewed on the Mid Penn website at **www.midpennbank.com** or requested from the Corporate Secretary by telephone at 1-866-642-7736.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item, relating to executive compensation, is set forth under the captions "Compensation Discussion and Analysis", "Executive Compensation", "Potential Payments Upon Termination or Change In Control", "Information Regarding Director Nominees and Continuing Directors", "Compensation Committee Report", "Compensation Committee Interlocks and Insider Participation", and "Pay Versus Performance" of Mid Penn's definitive proxy statement to be used in connection with the 2023 Annual Meeting of Shareholders, which pages are incorporated herein by reference. In accordance with Items 402(v) and 407(e)(5) of Regulation S-K, the information set forth under the

MID PENN BANCORP, INC.

captions "Pay versus Performance" and "Compensation Committee Report" in such proxy statement will be deemed to be furnished in this Report and will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act as a result of furnishing the disclosure in this manner.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item, relating to beneficial ownership of Mid Penn's common stock, is set forth under the caption "Beneficial Ownership of Mid Penn Bancorp's Stock Held By Principal Shareholders and Management" of Mid Penn's definitive proxy statement to be used in connection with the 2024 Annual Meeting of Shareholders, which pages are incorporated herein by reference. All awards under the Mid Penn Bancorp, Inc. 2014 Restricted Stock Plan are in the form of restricted stock. Accordingly, they were not included in calculating the weighted-average exercise price because the shares of common stock will be issued for no consideration.

The following table provides information related to equity compensation plans as of December 31, 2023:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	88,269	—	11,611
Equity compensation plans not approved by security holders	—	—	—
Total	88,269	—	11,611

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item, relating to transactions with management and others, certain business relationships and indebtedness of management, is set forth under the captions "Certain Relationships and Related Transactions" and "Governance of the Corporation" of Mid Penn's definitive proxy statement to be used in connection with the 2024 Annual Meeting of Shareholders, which pages are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item, relating to the fees and services provided by Mid Penn's principal accountant, is set forth under the caption "Audit Committee Report" and "Proposal No. 5: Ratification of the Appointment of RSM US, LLP as the Corporation's Independent Registered Public Accounting Firm for 2024" of Mid Penn's definitive proxy statement to be used in connection with the 2024 Annual Meeting of Shareholders, which pages are incorporated herein by reference.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a)   Financial statements are incorporated by reference in Part II, Item 8 hereof.

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Comprehensive Income

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

MID PENN BANCORP, INC.
Notes to Consolidated Financial Statements

(b) The financial statement schedules, required by Regulation S-X, are omitted because the information is either not applicable or is included elsewhere in the Consolidated Financial Statements.

(c) The following Exhibits are filed as part of this filing on Form 10-K, or incorporated by reference hereto:

2.1 Agreement and Plan of Merger, dated as of March 29, 2017, by and among Mid Penn Bancorp, Inc., Mid Penn Bank, and The Scottdale Bank and Trust Company (Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on March 30, 2017.)

2.2 Agreement and Plan of Merger, dated as of January 16, 2018, by and between First Priority Financial Corp. and Mid Penn Bancorp, Inc. (Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on January 16, 2018.)

2.3 Agreement and Plan of Merger, dated as of June 30, 2021, by and between Riverview Financial Corporation and Mid Penn Bancorp, Inc. (Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on June 30, 2021.)

2.4 Agreement and Plan of Merger, dated as of December 20, 2022, by and between Brunswick Bancorp. and Mid Penn Bancorp, Inc. (Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on December 20, 2022.)

3(i) The Registrant's amended Articles of Incorporation. (Incorporated by reference to Exhibit 3(i) to Registrant's Quarterly Report on Form 10-Q filed for the quarterly period ended March 31, 2023).

3(ii) The Registrant's By-laws - filed herewith

4.1 Description of Registrant's Securities (Incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form S-4 filed on September 13, 2021.)

10.1 Employment Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Joseph Paese dated September 6, 2022. (Incorporated by reference to Exhibit 10.1 of the Registrant's Annual Report on Form 10-K filed with the SEC on March 16, 2023.)

10.2 Amended and Restated Change in Control Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Joseph Paese dated September 6, 2022 - (Incorporated by reference to Exhibit 10.2 of the Registrant's Annual Report on Form 10-K filed with the SEC on March 16, 2023.

10.3 Amended and Restated Supplemental Executive Retirement Plan Agreement between Mid Penn Bank and Joseph Paese dated September 6, 2022 (Incorporated by reference to Exhibit 10.3 of the Registrant's Annual Report on Form 10-K filed with the SEC on March 16, 2023.

10.4 The Registrant's Dividend Reinvestment Plan, as amended and restated. (Incorporated by reference to Exhibit 99.1 of Registrant's Registration Statement on Form S-3, filed with the SEC on October 12, 2005.)

10.5 Mid Penn Bancorp, Inc. 2014 Restricted Stock Plan. (Incorporated by reference to Appendix A of Registrant's Definitive Proxy Statement on Schedule 14A as filed with the SEC on March 27, 2014.)

10.6 Form of Mid Penn Bancorp, Inc. Restricted Stock Agreement. (Incorporated by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K filed with the SEC on March 12, 2018.)

10.7 Mid Penn Bancorp, Inc. Director Stock Purchase Plan (Incorporated by reference to Exhibit 99.1 of Registrant's Registration Statement on Form S-8, filed with the SEC on June 8, 2017.)

10.8 Amended and Restated Employment Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Rory G. Ritrievi dated September 6, 2022. (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

MID PENN BANCORP, INC.

10.9   <u>Employment Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Scott Micklewright dated September 6, 2022.</u> (Incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.10   <u>Employment Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Justin T. Webb dated September 6, 2022.</u> (Incorporated by reference to Exhibit 10.4 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.11   <u>Amended and Restated Change in Control Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Rory G. Ritrievi dated September 6, 2022.</u> (Incorporated by reference to Exhibit 10.6 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.12   <u>Amended and Restated Change in Control Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Scott Micklewright dated September 6, 2022.</u> (Incorporated by reference to Exhibit 10.8 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.13   <u>Amended and Restated Change in Control Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Justin T. Webb dated September 6, 2022.</u> (Incorporated by reference to Exhibit 10.9 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.14   <u>Amended and Restated Supplemental Executive Retirement Plan Agreement between Mid Penn Bank and Rory G. Ritrievi dated September 6, 2022.</u> (Incorporated by reference to Exhibit 10.11 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.15   <u>Amended and Restated Supplemental Executive Retirement Plan Agreement between Mid Penn Bank and Scott Micklewright dated September 6, 2022.</u> (Incorporated by reference to Exhibit 10.13 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.16   <u>Amended and Restated Supplemental Executive Retirement Plan Agreement between Mid Penn Bank and Justin T. Webb dated September 6, 2022.</u> (Incorporated by reference to Exhibit 10.14 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.17   <u>Form of Director Deferred Fee Agreement</u> (Incorporated by reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-K filed with the SEC on March 15, 2021.)

10.18   <u>Director Retirement Plan</u> (Incorporated by reference to Exhibit 10.14 of the Registrant's Annual Report on Form 10-K filed with the SEC on March 15, 2021.)

10.19   <u>Employee Stock Purchase Plan</u> (Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8 filed with the SEC on May 25, 2023)

10.20   <u>2023 Stock Incentive Plan</u> (Incorporated by reference to Exhibit 10.2 to Registrant's Registration Statement on Form S-8 filed with the SEC on May 25, 2023)

10.21   <u>Separation Agreement and General Release between Mid Penn Bancorp, Inc., Mid Penn Bank and Allison Johnson</u> - filed herewith.

21   <u>Subsidiaries of Registrant</u> - filed herewith.

23   <u>Consent of Independent Registered Public Accounting Firm</u>

31.1   <u>Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer.</u>

31.2   <u>Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer.</u>

32   <u>Principal Executive and Financial Officer's §1350 Certifications.</u>

97.1   <u>Clawback Policy</u> - filed herewith.

101.INS   Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH   Inline XBRL Taxonomy Extension Schema Document

101.CAL   Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF   Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB   Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE   Inline XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Data File (formatted in inline XBRL and contained in Exhibit 101)

ITEM 16. FORM 10-K SUMMARY

None.

MID PENN BANCORP, INC.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MID PENN BANCORP, INC.
    (Registrant)

By: /s/ Rory G. Ritrievi
_____

    Rory G. Ritrievi
    Chair, President and
    Chief Executive Officer
    (Principal Executive Officer)

Date: March 28, 2024

By: /s/ Justin T. Webb
_____

    Justin T. Webb
    Chief Financial Officer
    (Principal Financial Officer)

Date: March 28, 2024

MID PENN BANCORP, INC.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By:	/s/ Rory G. Ritrievi Rory G. Ritrievi Chair, President, Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2024
By:	/s/ Justin T. Webb Justin T. Webb Chief Financial Officer (Principal Financial Officer)	March 28, 2024
By:	/s/ Robert A. Abel Robert A. Abel, Director	March 28, 2024
By:	/s/ Kimberly J. Brumbaugh Kimberly J. Brumbaugh, Director	March 28, 2024
By:	/s/ Matthew G. DeSoto Matthew G. DeSoto, Director	March 28, 2024
By:	/s/ Albert J. Evans Albert J. Evans, Director	March 28, 2024
By:	/s/ Joel L. Frank Joel L. Frank, Director	March 28, 2024
By:	/s/ Maureen M. Gathagan Maureen M. Gathagan, Director	March 28, 2024
By:	/s/ Robert C. Grubic Robert C. Grubic, Director	March 28, 2024
By:	/s/ Frank J. Gumina, Jr. Frank J. Gumina, Jr., Director	March 28, 2024
By:	/s/ Brian A. Hudson, Sr. Brian A. Hudson, Sr., Director	March 28, 2024
By:	/s/ Bruce A. Kiefer Bruce A. Kiefer, Director	March 28, 2024
By:	/s/ Theodore W. Mowery Theodore W. Mowery, Director	March 28, 2024
By:	/s/ John E. Noone John E. Noone, Director	March 28, 2024
By:	/s/ David E. Sparks David E. Sparks, Director	March 28, 2024
By:	/s/ William A. Specht, III William A. Specht, Director	March 28, 2024

MID PENN BANCORP, INC.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Nos. 333-248442, 333-218592, 333-197024 and 333-272207) on Form S-8 and the Registration Statement (Nos. 333-128958 and 333-274177) on Form S-3 of Mid Penn Bancorp, Inc. of our reports dated March 28, 2024, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Mid Penn Bancorp, Inc., appearing in the Annual Report on Form 10-K of Mid Penn Bancorp, Inc. for the year ended December 31, 2023.

/s/ RSM US LLP

Philadelphia, Pennsylvania
March 28, 2024

MID PENN BANCORP, INC.

EXHIBIT 31.1

CERTIFICATION

I, Rory G. Ritrievi, certify that:

1. I have reviewed this annual report on Form 10-K of Mid Penn Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



By: Rory G. Ritrievi

Chair, President and CEO

Date: March 28, 2024

MID PENN BANCORP, INC.

EXHIBIT 31.2

CERTIFICATION

I, Justin T. Webb, certify that:

1. I have reviewed this annual report on Form 10-K of Mid Penn Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: Justin T. Webb

Chief Financial Officer

Date: March 28, 2024

MID PENN BANCORP, INC.

EXHIBIT 32

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND
PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350
AS ADDED BY SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Mid Penn Bancorp, Inc. (the "Corporation") on Form 10-K for the period ending December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rory G. Ritrievi, President and CEO, and I, Justin T. Webb, Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as added pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

2. To my knowledge, the information contained in the Report fairly presents, in all material respects the financial condition and results of operations of Mid Penn Bancorp, Inc. as of the dates and for the periods expressed in the Report.



By: Rory G. Ritrievi

         Chair, President and CEO

Date: March 28, 2024



By: Justin T. Webb

         Chief Financial Officer

Date: March 28, 2024

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COMMUNITY IMPACT

Throughout 2023, we continued our unwavering commitment to serving our communities in meaningful ways through corporate and educational contributions, employee fundraising, community events and volunteerism.









Penn Medicine
Perelman Center for Advanced Medicine
MID PENN BANK
October 3, 2023
The Basser Center for BRCA
$100,000
one-hundred thousand and 00/100

PA BREAST CANCER COALITION
MID PENN BANK
001
10/17/23
PA Breast Cancer Coalition
$100,000
one hundred thousand dollars and 00/100
DOLLARS

Mid Penn Bank
Outpatient Clinic

MID PENN BANK
001
December 15, 2023
Penn State Health
$341,000
Three Hundred Forty-One Thousand

#TeamMPB

GIVING *Highlights*



$2.42 Million
The total amount Mid Penn gave back and contributed to local community and nonprofit organizations in our markets. We helped 889 of these critical organizations in the communities we serve with our monetary donations and gifts.



$200,000
Through the Mid Penn Bank Celebrity Golf Classic, we donated $200,000 to Breast Cancer Charities including the Pennsylvania Breast Cancer Coalition and the Basser Center for BRCA at Penn Medicine.



$341,000
In partnership with Pennsylvania State University Urology Group, our NoShaveNovember campaign raised $341,000 this year in support of men's prostate health. Over the eight consecutive years of this program, we have raised over $960,000.



$485,000
To help improve the lives of low-income people in distressed neighborhoods and communities in and around our service areas, Mid Penn donated $485,000 to Neighborhood Assistance Program (NAP) projects.



$833,000
Mid Penn awarded 174 schools and educational improvement and scholarship organizations with funding totaling $833,000 through Pennsylvania's Educational Improvement Tax Credit program.



13,926
By volunteering in more than 3,800 activities throughout Pennsylvania and New Jersey, our employees contributed 13,926 hours of their time in service to the efforts of community and nonprofit organizations.

MID PENN BANCORP INC. Board of Directors



RORY G. RITRIEVI
Chair, President, and Chief Executive Officer,
Mid Penn Bancorp, Inc. and Mid Penn Bank



JOHN E. NOONE
Lead Independent Director, Mid Penn Bancorp,
Inc., President, Shamrock Investments, LLC



ROBERT A. ABEL
Principal and Shareholder,
Brown Plus



KIMBERLY J. BRUMBAUGH
Founder and Managing Partner,
Brumbaugh Wealth Management, LLC



MATTHEW G. DESOTO
President and Chief Executive Officer,
MITER Brands



ALBERT J. EVANS
President, Fanelli, Evans & Patel, P.C.



JOEL L. FRANK
Chairman and Managing Partner,
Lamb McErlane PC



MAUREEN M. GATHAGAN
Partner, Bittersweet Management, LLC,
Member, Gathagan Investment Company, LP



BRIAN A. HUDSON, SR.
Former Executive Director and Chief Executive
Officer, Pennsylvania Housing Finance Agency



BRUCE A. KIEFER
Manager/Chemist, The Hershey Company,
Managing Partner, Lawrence Keister & Co.



THEODORE W. MOWERY
Founding Partner, Gunn Mowery, LLC



WILLIAM A. SPECHT, III
President and Chief Executive Officer, Seal
Glove Manufacturing, Inc. and Ark Safety

MID PENN BANCORP INC. Retiring Directors



ROBERT C. GRUBIC
Chairman, Herbert, Rowland & Grubic, Inc.



FRANK J. GUMINA, JR.
President, Gumina Development Co.



DAVID E. SPARKS
Chairman, Cumberland Advisors, Inc., Founder,
Former Chairman and Chief Executive Officer, First
Priority Financial Corp.and First Priority Bank

MID PENN BANCORP INC. Officers

RORY G. RITRIEVI
Chair, President, and Chief Executive Officer

JUSTIN T. WEBB
Chief Financial Officer

MID PENN BANK® Executive Team



RORY G. RITRIEVI
Chair, President, and Chief Executive Officer



JUSTIN T. WEBB
Chief Financial Officer



SCOTT W. MICKLEWRIGHT
Chief Revenue Officer



JORDAN D. SPACE
Chief Operating Officer



HEATHER R. HALL
Chief Lending Officer



JOAN E. DICKINSON
Chief Retail Officer



JOSEPH L. PAESE
Director of Trust and Wealth Management



To reward all of our shareholders, critically serve and support all of our customers and communities, and cherish all of our employees.

MID PENN BANCORP, INC.
2407 Park Drive, Harrisburg, PA 17110

midpennbank.com